    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 1, 1998


                                                              FILE NO. 000-24923
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                   FORM 10/A

                                GENERAL FORM FOR
                           REGISTRATION OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR 12(g) OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                             CONEXANT SYSTEMS, INC.

             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                   DELAWARE                                      25-1799439
       (STATE OR OTHER JURISDICTION OF              (I.R.S. EMPLOYER IDENTIFICATION NO.)
        INCORPORATION OR ORGANIZATION)

              4311 JAMBOREE ROAD
          NEWPORT BEACH, CALIFORNIA                              92660-3095
   (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                      (ZIP CODE)

       REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: (949) 221-4600

                            ------------------------

     SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT: NONE

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                      Common Stock, par value $1 per share
                                (TITLE OF CLASS)

                        Preferred Share Purchase Rights
                                (TITLE OF CLASS)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             CONEXANT SYSTEMS, INC.

                                     PART I

                 INFORMATION INCLUDED IN INFORMATION STATEMENT
                    AND INCORPORATED IN FORM 10 BY REFERENCE
              CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
                              AND ITEMS OF FORM 10

ITEM
NO.                   CAPTION                            LOCATION IN INFORMATION STATEMENT
----                  -------                            ---------------------------------
 1.    Business.............................  "Summary of Certain Information"; "Risk Factors"; "The
                                              Semiconductor Systems Business"; "Management's
                                              Discussion and Analysis of Financial Condition and
                                              Results of Operations"; "The
                                              Distribution -- Introduction"; and "The Distribution --
                                              Background and Reasons for the Distribution".

 2.    Financial Information................  "Summary of Certain Information"; "Historical Selected
                                              Financial Data"; "Unaudited Pro Forma Condensed
                                              Financial Statements of the Company"; "Management's
                                              Discussion and Analysis of Financial Condition and
                                              Results of Operations"; "The Distribution"; and
                                              "Semiconductor Systems Combined Financial Statements and
                                              Schedule".

 3.    Properties...........................  "The Semiconductor Systems Business -- Properties".

 4.    Security Ownership of Certain
       Beneficial Owners and Management.....  "The Distribution -- Trading Market" and "Management of
                                              the Company -- Ownership of Company Common Stock".

 5.    Directors and Executive Officers.....  "Arrangements Between Rockwell and the Company";
                                              "Management of the Company"; and "Liability and
                                              Indemnification of Directors and Officers".

 6.    Executive Compensation...............  "Arrangements Between Rockwell and the Company" and
                                              "Management of the Company".

 7.    Certain Relationships and Related
       Transactions.........................  "Summary of Certain Information" and "Arrangements
                                              Between Rockwell and the Company".

 8.    Legal Proceedings....................  "The Semiconductor Systems Business -- Legal
                                              Proceedings".

 9.    Market Price of and Dividends on the
       Registrant's Common Equity and
       Related Shareowner Matters...........  "Summary of Certain Information"; "Risk Factors"; "The
                                              Distribution -- Introduction"; and "The
                                              Distribution -- Trading Market".

10.    Recent Sales of Unregistered
       Securities...........................  Not Applicable.

11.    Description of Registrant's
       Securities to be Registered..........  "The Distribution -- Trading Market" and "Description of
                                              Company Capital Stock".

ITEM
NO.                   CAPTION                            LOCATION IN INFORMATION STATEMENT
----                  -------                            ---------------------------------
12.    Indemnification of Directors and
       Officers.............................  "Liability and Indemnification of Directors and
                                              Officers".

13.    Financial Statements and
       Supplementary Data...................  "Summary of Certain Information"; "Historical Selected
                                              Financial Data"; "Unaudited Pro Forma Condensed
                                              Financial Statements of the Company"; "Management's
                                              Discussion and Analysis of Financial Condition and
                                              Results of Operations"; and "Semiconductor Systems
                                              Combined Financial Statements and Schedule".

14.    Changes in and Disagreements with
       Accountants on Accounting and
       Financial Disclosure.................  Not Applicable.

15.    Financial Statements and Exhibits....  "Semiconductor Systems Combined Financial Statements and
                                              Schedule".

                                                                 [ROCKWELL LOGO]


December 2, 1998


Dear Shareowner:

     Over the last few years, Rockwell International Corporation ("Rockwell") has undergone a dramatic transformation to better position our leadership businesses to achieve their full potential and deliver greater value to our shareowners. These strategic actions allow us to leverage our financial strength and enhance our ability to focus on our core Automation and Avionics & Communications businesses.

     On November 4, 1998, the Board of Directors of Rockwell approved the distribution (the "Distribution") to our shareowners of all of the outstanding shares of common stock of Conexant Systems, Inc. ("Conexant"), a wholly-owned subsidiary of Rockwell, which after the Distribution will be a separately-traded public company owning and operating Rockwell's semiconductor systems business. The Distribution, which is expected to occur on December 31, 1998, will be at the rate of one share of Conexant common stock for every two shares of Rockwell common stock held as of the close of business on December 11, 1998. Rockwell has received a favorable ruling from the Internal Revenue Service as to the tax-free status of the Distribution. The enclosed Information Statement explains the Distribution in detail and provides important financial and other information regarding Conexant. Holders of Rockwell common stock are not required to take any action to participate in the Distribution. A shareowner vote is not required, and, accordingly, your proxy is not being sought.

     Conexant, like many of its Silicon Valley-based counterparts, is a business with a rich heritage of innovation and technology leadership. It also has excellent people, facilities and resources and a broad and exciting array of innovative products. The Distribution will separate Rockwell's Automation and Avionics & Communications businesses from the semiconductor systems business and will result in your ownership of shares of two separate and distinct publicly-traded companies: Rockwell, which will focus on its Automation and Avionics & Communications businesses, and Conexant, which will focus on the semiconductor systems business. With this separation, investors will also be able to focus on the specific growth, market and value creation characteristics of each company.

     As announced in September, Conexant is implementing several restructuring actions to improve competitiveness and to position the business for future profitability. Conexant will begin operations as a leading supplier of chipsets and other products for the communications electronics market, with revenues in its latest fiscal year of $1.2 billion. We are confident about the future of Conexant as an independent public company.

     Our continuing businesses of Automation and Avionics & Communications achieved earnings per share of $2.33 (before special charges) in fiscal 1998. Now we are focused on our commitment to deliver $100 million in pre-tax savings in 1999 from the restructuring we announced in June. This will help us achieve our fiscal 1999 earnings target of $2.90 to $3.00 per share.

     Automation's 1998 financial performance is expected to be among the best in the industry, as this business continues to be the largest industrial automation supplier in North America and a global leader, generating strong returns and cash flow. I am also encouraged that as the full impact of the restructuring actions takes effect in fiscal 1999 and beyond, Automation's operating margins should reach industry-leading levels.

     The strong performance of the Rockwell Collins businesses in fiscal 1998 should be a precursor to an even stronger 1999. Our Government Systems segment captured a record one billion dollars in new orders in 1998, while Air Transport Systems grew 1998 revenues and profits by more than 20 percent, and the Business and Regional Aircraft Systems segment yielded its sixth consecutive year of record sales and profit. Passenger Systems, our In-Flight Entertainment business, generated $460 million in new orders in fiscal 1998.

     Our Electronic Commerce business also had an excellent fiscal 1998 relative to capturing new business, driven by the introduction of new software-based call center management products, and further penetration of international markets. Going forward, we anticipate that revenues and profits for this business will continue to increase at double-digit rates.

     The actions we have taken to position Conexant for profitability as an independent company and to strengthen the continuing Rockwell underscore our focus on developing and positioning each business to deliver value to our shareowners. We are confident that these actions will be successful.

Sincerely,

/s/ Don H. Davis, Jr.

Don H. Davis, Jr.
Chairman and Chief Executive Officer

                                [CONEXANT LOGO]


December 2, 1998


Dear Future Shareowner:

     The following pages contain a great deal of information about Conexant, of which you will soon become a shareowner. In this letter, I would like to take the opportunity to briefly summarize the history, strategy and business performance of the semiconductor systems business ("Semiconductor Systems") as a part of Rockwell and to outline some of the reasons we feel confident in the prospects for success of Conexant as an independent organization.

     Rockwell has a rich heritage in the communications market and Semiconductor Systems has been involved in the development of analog modem technology for over three decades. The first to apply semiconductor integration capabilities to emerging facsimile markets of the 1970s, Semiconductor Systems achieved a better than seventy percent market share position that continues to this day. In the 1980s, Semiconductor Systems again was first to introduce modem chipset products for the nascent Personal Computer communications market. A continuous innovator, Semiconductor Systems once more built a number one market share position, and despite fierce competition, has held this top position for seven product generations from 2400bps (V.22bis) to today's 56,000bps (V.90) modem products. In the process, Semiconductor Systems profitably grew its modem revenue base from approximately $200 million in the early 1990s to almost $1.2 billion in sales and over $300 million in earnings from operations in 1996.

     Even as the modem market was demonstrating strong growth, the Semiconductor Systems management team foresaw the maturation and eventual decline of this communications segment, and in 1995 launched an aggressive portfolio diversification program. The strategy of this diversification was to build on our existing core capabilities, what we call mixed-signal processing, and to leverage these capabilities to address adjacent communications markets. The execution focus of this program was both internal, through expanded product development programs and investment in high performance mixed-signal and radio frequency manufacturing capabilities, and external, through targeted technology and market position acquisitions. The investment level driving these initiatives was substantial; in fact, over the three-year period ending in 1997 total expenditures for research and development, capital expenditures and acquisitions exceeded $1.7 billion.

     Early 1998 found us mid-course in our diversification strategy when we were faced with twin challenges. First, the existing slowdown in the worldwide semiconductor market turned into a recession driven by significant industry over-capacity, the Asia-Pacific market turmoil and slowing PC sales. Second, and more critical, the decline in our analog PC modem business was occurring sooner and proceeding more rapidly than we had earlier anticipated. By 1998, the significant successes of our expansion platforms were contributing almost $600 million in revenues; however, this was not sufficient to offset the precipitous decline in analog PC modem margins, and significant operating losses resulted. In September of this year, we announced and began implementation of a comprehensive resizing program that is expected to reduce annualized operating costs by over $200 million from recent levels and position us for future profitability.

     It is this challenging environment -- driving toward completion of a strategic diversification during a period of semiconductor industry retrenchment -- in which Conexant will begin to operate as an independent entity. Despite these hurdles we are optimistic about the future and feel there are several very solid reasons for our confidence. First, the communications marketplace is generally considered one of the most outstanding long-term growth segments in the semiconductor industry, and we will begin life as the largest company in the world focused exclusively on providing semiconductor products for communication applications. Second, when complete, our product portfolios in Wireless Communications, Network Access, Digital Infotainment, Personal Imaging and Personal Computing will provide a balanced revenue foundation for renewed growth, with significant opportunities for technology re-use and the leverage of intellectual property to achieve economies of scale in these converging markets. Third, the cumulative investments of our diversification program in technology research, intellectual property portfolio acquisition, and development of high performance mixed-signal and radio frequency manufacturing capabilities are a critical asset that will drive future product success. Fourth, and most important, Conexant has a talented and motivated employee team with a proven track record of product innovation, profitable business growth and the demonstrated ability to compete and win. We look forward to your support as we address our present challenge and as we seek to capitalize on our many opportunities.

Sincerely,

/s/ Dwight W. Decker

Dwight W. Decker
Chairman and Chief Executive Officer

                             INFORMATION STATEMENT


                             CONEXANT SYSTEMS, INC.

                            ------------------------

                      COMMON STOCK, PAR VALUE $1 PER SHARE
             (INCLUDING ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

     This Information Statement is being furnished to shareowners of Rockwell International Corporation ("Rockwell") in connection with the distribution (the "Distribution") by Rockwell to its shareowners of all of the outstanding shares of common stock of its wholly-owned subsidiary, Conexant Systems, Inc. (the "Company"). Following the Distribution, the Company will own and operate Rockwell's semiconductor systems business ("Semiconductor Systems").

     The Distribution is expected to be made on December 31, 1998, to holders of record of common stock, par value $1 per share, of Rockwell ("Rockwell Common Stock") as of the close of business on December 11, 1998 (the "Record Date"), on the basis of one share of common stock, par value $1 per share, of the Company (the "Common Stock") for every two shares of Rockwell Common Stock. The Common Stock and the associated preferred share purchase rights of the Company (described below) are collectively referred to herein as the "Company Common Stock". No consideration will be paid by shareowners of Rockwell for the shares of Company Common Stock to be received by them in the Distribution, nor will they be required to surrender or exchange shares of Rockwell Common Stock or take any other action in order to receive Company Common Stock.


     There is no current trading market for the Company Common Stock, although a "when-issued" trading market is expected to develop prior to the Distribution Date (as defined below). The Company Common Stock has been approved for listing on The Nasdaq Stock Market, Inc. National Market System ("Nasdaq") under the trading symbol "CNXT".


 SHAREOWNERS SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER THE SECTION
             ENTITLED "RISK FACTORS" IN THIS INFORMATION STATEMENT.

     NO VOTE OF SHAREOWNERS IS REQUIRED IN CONNECTION WITH THE DISTRIBUTION. WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS INFORMATION STATEMENT. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

     THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE
                SOLICITATION OF AN OFFER TO BUY ANY SECURITIES.


          The date of this Information Statement is December 2, 1998.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
AVAILABLE INFORMATION.......................................     4
SUMMARY OF CERTAIN INFORMATION..............................     5
RISK FACTORS................................................    12
  Recent and Anticipated Future Losses......................    12
  Declining Contribution of Analog PC Modem Business........    12
  Dependence on Timely Success of Expansion Platforms.......    13
  Rapid Technological Change................................    13
  Dependence on New Product Development and Product Cost
     Reductions.............................................    13
  Future Capital Sources....................................    14
  Research and Development Expenses.........................    14
  Capital Expenditures......................................    14
  Fluctuations in Operating Results.........................    14
  Credit Facility and Restrictive Covenants.................    15
  Intellectual Property Matters.............................    15
  Competition...............................................    16
  Manufacturing Risks.......................................    16
  Order and Shipment Uncertainties..........................    17
  Cyclical Nature of the Semiconductor Industry.............    18
  Dependence on Key Personnel...............................    18
  Risks of International Sales and Operations...............    18
  Investments, Alliances and Acquisitions...................    19
  Demands on Management Resources...........................    19
  Environmental Matters.....................................    19
  Year 2000 Readiness Disclosure............................    20
  Absence of History as an Independent Company..............    20
  No Prior Market For Company Common Stock; Volatility;
     Possibility of Substantial Sales of Company Common
     Stock..................................................    20
  Certain Anti-takeover Effects.............................    21
  Certain Federal Income Tax Considerations.................    21
THE SEMICONDUCTOR SYSTEMS BUSINESS..........................    22
  Industry Background.......................................    23
  Company Approach..........................................    24
  Company Strategy..........................................    25
  The Five Product Platforms................................    26
  Customers; Sales and Marketing............................    32
  Competition...............................................    33
  Raw Materials and Supplies................................    33
  Research and Development..................................    33
  Intellectual Property.....................................    34
  Employees.................................................    34
  Cyclicality; Seasonality..................................    35
  Properties................................................    35
  Environmental Matters.....................................    36
  Legal Proceedings.........................................    37
  General...................................................    38
CREDIT FACILITY.............................................    39
HISTORICAL SELECTED FINANCIAL DATA..........................    40

                                                              PAGE
                                                              ----
UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS OF THE
  COMPANY...................................................    41
  Unaudited Pro Forma Condensed Combined Balance Sheet of
     the Company............................................    41
  Unaudited Pro Forma Condensed Combined Statement of
     Operations of the Company..............................    42
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS.................................    43
  Overview..................................................    43
  Results of Operations.....................................    45
  Income Taxes..............................................    47
  Acquisitions..............................................    47
  Liquidity and Capital Resources...........................    48
  Year 2000 Readiness Disclosure............................    49
  Quantitative and Qualitative Disclosures About Market
     Risk...................................................    50
  Cautionary Statement......................................    50
THE DISTRIBUTION............................................    52
  Introduction..............................................    52
  Background and Reasons for the Distribution...............    52
  Manner of Effecting the Distribution......................    52
  Trading Market............................................    53
  Dividend Policy...........................................    54
  Certain Federal Income Tax Consequences of the
     Distribution...........................................    54
  Conditions; Termination...................................    55
ARRANGEMENTS BETWEEN ROCKWELL AND THE COMPANY...............    56
  Distribution Agreement....................................    56
  Employee Matters Agreement................................    58
  Tax Allocation Agreement..................................    59
  Transition Agreement......................................    60
MANAGEMENT OF THE COMPANY...................................    61
  Directors of the Company..................................    61
  Committees of the Board of Directors......................    62
  Compensation of Directors.................................    63
  Executive Officers of the Company.........................    64
  Historical Compensation of Executive Officers.............    66
  Option Grants.............................................    68
  Aggregated Option Exercises and Fiscal Year-End Values....    69
  Long-Term Incentive Plan Awards...........................    69
  Retirement Benefits.......................................    69
  Benefit Plans Following the Distribution..................    70
  Ownership of Company Common Stock.........................    77
DESCRIPTION OF COMPANY CAPITAL STOCK........................    78
  Company Common Stock......................................    78
  Company Preferred Stock...................................    78
  Certain Provisions in the Company Certificate and Company
     By-Laws................................................    81
  Company Rights Plan.......................................    85
  Anti-takeover Legislation.................................    87
LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS.....    88
GLOSSARY OF TECHNICAL TERMS.................................    89
INDEX TO SEMICONDUCTOR SYSTEMS COMBINED FINANCIAL STATEMENTS
  AND SCHEDULE..............................................   F-1

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a registration statement on Form 10 (the "Registration Statement") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the Company Common Stock. This Information Statement does not contain all of the information set forth in the Registration Statement and the exhibits thereto. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for reading and copying as set forth below.


     The Company is subject to the Exchange Act and files reports, proxy and information statements and other information relating to itself with the Commission. The public may read and copy such reports, proxy and information statements and other information filed by the Company, including the Registration Statement and exhibits thereto, at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding registrants (including the Company) that file electronically with the Commission (http://www.sec.gov). The Company's Internet site is http://www.conexant.com.



     Reports, proxy statements and other information concerning the Company also can be inspected at the offices of Nasdaq, 1735 K Street, N.W., Washington, D.C. 20006-1500.


     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION WITH RESPECT TO THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT OTHER THAN THOSE CONTAINED HEREIN OR IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS INFORMATION STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SECURITIES. NEITHER THE DELIVERY OF THIS INFORMATION STATEMENT NOR ANY DISTRIBUTION OF SHARES OF COMPANY COMMON STOCK MADE AS DESCRIBED HEREIN SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                         SUMMARY OF CERTAIN INFORMATION


     The following summary is not intended to be complete and is qualified by reference to the more detailed information set forth elsewhere in this Information Statement, which should be reviewed carefully in its entirety. Unless the context otherwise indicates, as used in this Information Statement, the term the "Company" means Semiconductor Systems for periods prior to the Distribution and Conexant Systems, Inc. and its subsidiaries for periods following the Distribution. For the convenience of the reader, a glossary of technical terms used herein appears on page 89.


                                THE DISTRIBUTION

Distributing Company..........   Rockwell International Corporation, a Delaware
                                 corporation.

Shares to be Distributed......   Approximately 95 million shares of Company
                                 Common Stock, based on the number of shares of Rockwell Common Stock outstanding as of October
                                 31, 1998. No consideration will be paid by shareowners of Rockwell for the shares of Company Common Stock to be received by them in the Distribution, nor will they be required to surrender or exchange shares of Rockwell Common
                                 Stock or take any other action in order to receive Company Common Stock. See "The
                                 Distribution -- Manner of Effecting the
                                 Distribution".

Distribution Ratio............   One share of Company Common Stock for every two
                                 shares of Rockwell Common Stock. See "The
                                 Distribution -- Manner of Effecting the
                                 Distribution".

Direct (Book-Entry)
Registration; Share
  Certificates................   Company shareowners initially will have their
                                 ownership of Company Common Stock registered only in book-entry form. Book-entry registration refers to a method of recording stock ownership in the Company's records in which no share certificates are issued. On the Distribution Date, each holder of Rockwell
                                 Common Stock as of the close of business on the Record Date will be credited through book-entry in the records of the Company with the number of whole shares of Company Common Stock received by the shareowner. Each such Rockwell shareowner will receive an account statement indicating the number of shares of Company
                                 Common Stock that the shareowner owns.
                                 Following the Distribution Date, any Company shareowner whose ownership of Company Common
                                 Stock is registered in book-entry form may obtain at any time without charge a certificate to represent the number of whole shares by contacting the Transfer Agent (as defined below). See "The Distribution -- Manner of
                                 Effecting the Distribution".

Fractional Share Interests....   The distribution ratio for the number of shares
                                 of Company Common Stock to be issued for each share of Rockwell Common Stock outstanding on the Record Date will be such that the Distribution will give rise to fractional shares of Company Common Stock. Fractional shares of Company Common Stock will not be distributed. Fractional shares will be aggregated and sold in the public market by the Distribution Agent (as defined below) and the aggregate net proceeds will be distributed ratably to those shareowners entitled to fractional interests. The Distribution Agent is independent from the Company. See "The
                                 Distribution -- Manner of Effecting the
                                 Distribution". Although the Distribution is intended to be tax-free, shareowners will recognize gain or loss for tax purposes in an amount equal to the difference between the cash received in respect of any fractional share and the amount of such shareowner's tax basis allocable to such fractional share. See "The
                                 Distribution -- Certain Federal Income Tax
                                 Consequences of the Distribution".

Record Date...................   The Record Date is the close of business on
                                 December 11, 1998.

Distribution Date.............   The Distribution is expected to occur at the
                                 close of business on December 31, 1998 (the
                                 "Distribution Date"). On or about the
                                 Distribution Date, the Distribution Agent will commence mailing account statements reflecting ownership of shares of Company Common Stock to holders of Rockwell Common Stock as of the close of business on the Record Date.

Distribution Agent............   ChaseMellon Shareholder Services, L.L.C.
                                 ("ChaseMellon") will serve as the distribution agent (the "Distribution Agent") for the Distribution. ChaseMellon will also serve as transfer agent and registrar (the "Transfer
                                 Agent") for the Company Common Stock.
                                 ChaseMellon's address is P.O. Box 3315, South
                                 Hackensack, New Jersey 07606-1915, and its telephone number is (800) 204-7800.

Federal Income Tax
Consequences..................   Rockwell has received a ruling (the "Tax
                                 Ruling") from the Internal Revenue Service (the
                                 "IRS") to the effect that the Distribution will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Internal
                                 Revenue Code of 1986, as amended (the "Code").
                                 See "The Distribution -- Certain Federal Income
                                 Tax Consequences of the Distribution".


Trading Market and Symbol.....   There is no current trading market for the
                                 Company Common Stock, although a "when-issued" trading market is expected to develop prior to the Distribution Date. The Company Common Stock has been approved for listing on Nasdaq under the trading symbol "CNXT". See "The
                                 Distribution -- Trading Market".



Conditions to the
Distribution..................   The Distribution is subject to the satisfaction
                                 or waiver of certain conditions set forth in the Distribution Agreement (as defined below).
                                 Regardless of whether the conditions are satisfied, the Distribution Agreement may be terminated and the Distribution abandoned by Rockwell's Board of Directors, in its sole discretion, without the approval of Rockwell shareowners, at any time prior to the Distribution. See "The Distribution --
                                 Conditions; Termination".


Arrangements Between Rockwell
and the Company...............   For the purpose of governing certain of the
                                 relationships between Rockwell and the Company relating to the Distribution, to provide for an orderly transition and for other matters, Rockwell and the

                                 Company will, prior to the Distribution, enter into certain agreements, including (i) the Distribution Agreement providing for, among other things, the principal corporate transactions required to effect the separation of Semiconductor Systems from the Automation Business and the Avionics & Communications Business (each as defined below) and the Distribution, and certain other agreements governing the relationship between Rockwell and the Company with respect to or in consequence of the Distribution; (ii) the Employee Matters Agreement (as defined below) providing for, among other things, certain matters relating to employees, employee benefit plans and certain compensation arrangements for current and former employees of Semiconductor Systems and their beneficiaries; (iii) the Tax Allocation Agreement (as defined below) providing for, among other things, the allocation between Rockwell and the Company of federal, state, local and foreign tax liabilities relating to Semiconductor Systems; and (iv) the Transition Agreement (as defined below) providing for, among other things, the provision by Rockwell to the Company, for specified periods after the Distribution Date and on mutually agreed terms, of certain services which prior to the Distribution Date have been provided to the Company by Rockwell. See "Arrangements Between Rockwell and the Company".


Trading in Rockwell Common
Stock Prior to the
Distribution..................   It is expected that the New York Stock Exchange
                                 (the "NYSE") will determine that Rockwell
                                 Common Stock traded on or after December 9, 1998, the second trading day prior to the Record Date, may be traded either
                                 "ex-distribution -- when issued" or "regular way"(with due bills attached). Rockwell Common
                                 Stock traded "ex-distribution -- when issued" will entitle the buyer to receive only the underlying shares of Rockwell Common Stock and will entitle a seller who was the holder of record of those shares on the Record Date to receive shares of Company Common Stock in the Distribution. Rockwell Common Stock traded
                                 "regular way" (with due bills attached) will have due bills attached entitling the buyer to receive and requiring the seller to deliver the shares of Company Common Stock to be issued in the Distribution as well as the underlying shares of Rockwell Common Stock. Beginning on the first NYSE trading day after the Distribution Date, it is expected that trading of Rockwell Common Stock "ex-distribution -- when issued" or "regular way" (with due bills attached) will no longer be permitted and Rockwell Common Stock will trade "regular way" only, entitling the buyer to receive only
                                 Rockwell Common Stock.

                                  THE COMPANY

The Company...................   The Company, a Delaware corporation formerly
                                 named Rockwell Semiconductor Systems, Inc., is currently a wholly-owned subsidiary of Rockwell which, together with certain other subsidiaries of Rockwell, operates Semiconductor Systems.
                                 Following consummation of the Distribution, the Company will be a separately-traded public company owning and operating Semiconductor
                                 Systems. Prior to the Distribution, Rockwell will transfer to the Company assets and liabilities of Semiconductor Systems not already owned by the Company, including the stock of certain subsidiaries, and the Company will transfer to Rockwell all assets and liabilities not constituting part of
                                 Semiconductor Systems, including all assets and liabilities of Rockwell's electronic commerce business.

The Semiconductor Systems
Business......................   Following the Distribution, Semiconductor
                                 Systems will be the world's largest company focused exclusively on providing semiconductor products for communications electronics. With over 30 years of experience in developing analog modem technology, Semiconductor Systems utilizes its expertise in mixed-signal processing and communications technology to deliver semiconductor products for a broad range of communications applications. In addition to its semiconductor integrated circuit products, the Company's system-level solutions integrate signal processing algorithms, communication protocols and applications software.

                                 Semiconductor Systems' products facilitate communications worldwide through wireline voice and data communications networks, cordless and cellular wireless telephony systems and emerging cable and wireless broadband communications networks. Semiconductor Systems focuses its business in five key product platforms: Personal Computing, Personal Imaging, Wireless Communications, Digital Infotainment and Network Access. Through these strategic product platforms, Semiconductor Systems believes it is well positioned to supply semiconductor products for a broad range of closely interrelated and converging markets. See "The Semiconductor Systems Business" and "Semiconductor Systems Combined Financial Statements and Schedule".

Management....................   Most of the initial executive officers of the
                                 Company are expected to be persons who
                                 currently serve as officers or other employees of Semiconductor Systems or Rockwell. All such persons who are employees of Rockwell will resign from their positions with Rockwell prior to the Distribution, so that the Company and Rockwell will have no executive officers in common and none of the executive officers of the Company will be employees of Rockwell. It is expected that Donald R. Beall, former
                                 Chairman and Chief Executive Officer of
                                 Rockwell and currently Chairman of the
                                 Executive Committee of the Board of Directors of Rockwell, will serve as a non-executive director of the Company. It is also expected that Richard M. Bressler, who is currently a director of Rockwell, will serve as a non-employee director of the Company.

                                 Mr. Bressler will resign as a Rockwell director at the time of the Distribution. See "Management of the Company".

Credit Facility...............   Prior to the Distribution, the Company expects
                                 to enter into a three-year $350 million secured revolving credit facility with a group of banks led by Credit Suisse First Boston (the "Credit
                                 Facility"), which will be used for working capital and other general corporate purposes of the Company and its subsidiaries following the Distribution. See "Credit Facility".

Certain Anti-takeover
Effects.......................   Certain provisions of the Company's Restated
                                 Certificate of Incorporation (the "Company
                                 Certificate") and the Company's Amended By-Laws
                                 (the "Company By-Laws"), as each will be in effect as of the Distribution Date, would have the effect of making more difficult an acquisition of control of the Company in a transaction not approved by the Company's Board of Directors. See "Description of Company
                                 Capital Stock -- Certain Provisions in the
                                 Company Certificate and Company By-Laws". The
                                 Rights Agreement to be entered into between the Company and ChaseMellon, as rights agent, also would make more difficult an acquisition of control of the Company in a transaction not approved by the Board of Directors of the Company. See "Description of Company Capital
                                 Stock -- Company Rights Plan". Certain tax consequences may also discourage an acquisition of control of the Company for some period of time. See "Risk Factors -- Certain Federal
                                 Income Tax Considerations".

Post-Distribution Dividend
Policy........................   It is anticipated that following the
                                 Distribution, the Company initially will not pay dividends and Rockwell initially will continue to pay quarterly cash dividends at the same annual rate of $1.02 per share as currently paid on Rockwell Common Stock.
                                 However, the declaration and payment of
                                 dividends by the Company and Rockwell will be at the sole discretion of their respective
                                 Boards of Directors. See "The
                                 Distribution -- Dividend Policy".

Risk Factors..................   Shareowners should carefully consider the
                                 matters discussed under the section entitled
                                 "Risk Factors" in this Information Statement.

                          RECENT SEPARATION DECISIONS

     In connection with the separation of Semiconductor Systems from Rockwell, Rockwell and the Company decided in November 1998 that prior to the Distribution, the Company will distribute its wafer fabrication facilities in Colorado Springs, Colorado (and the related tax benefit) to Rockwell. See "Arrangements Between Rockwell and the Company -- Distribution Agreement". The Company had previously announced in September 1998 that it would close and dispose of these facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview". Also in November 1998, Rockwell and the Company decided that prior to the Distribution, Rockwell will contribute $65 million in cash to the Company, which will be placed in an escrow account to be used to satisfy Semiconductor Systems' obligation with respect to the judgment rendered against Semiconductor Systems in the intellectual property litigation brought by Celeritas Technologies, Ltd. See "The Semiconductor Systems Business -- Legal Proceedings" and "Arrangements Between Rockwell and the Company -- Distribution Agreement". These transactions are not reflected in the historical combined financial statements of the Company but are set forth as adjustments in the pro forma condensed financial statements of the Company included herein. See "Unaudited Pro Forma Condensed Financial Statements of the Company".

                             SUMMARY FINANCIAL DATA

     The following summary financial data have been derived from the financial statements of Semiconductor Systems. The data should be read in conjunction with the financial statements of Semiconductor Systems and notes thereto included elsewhere in this Information Statement. The statement of operations data for the years ended September 30, 1998, 1997, 1996 and 1995 and the balance sheet data as of September 30, 1998, 1997 and 1996 have been derived from the audited financial statements of Semiconductor Systems. The statement of operations data for the year ended September 30, 1994 and the balance sheet data as of September 30, 1995 and 1994 have been derived from unaudited financial information of Semiconductor Systems.

                                                                   FISCAL YEAR ENDED SEPTEMBER 30,
                                                            ---------------------------------------------
                                                             1998     1997     1996      1995      1994
                                                            ------   ------   -------   -------   -------
                                                                            (IN MILLIONS)
COMBINED STATEMENT OF OPERATIONS DATA:
Net sales................................................   $1,200   $1,412   $1,470    $  784    $  599
Cost of sales............................................      909      744      849       483       347
                                                            ------   ------   ------    ------    ------
Gross margin.............................................      291      668      621       301       252
Research and development.................................      337      280      155        91        74
Selling, general and administrative......................      251      191      150       103        79
Purchased research and development(1)....................       --       30      121        --        --
Special charges(2).......................................      147       --       --        --        --
                                                            ------   ------   ------    ------    ------
Operating (loss) earnings................................     (444)     167      195       107        99
Other income, net........................................       14       13        3         4         1
                                                            ------   ------   ------    ------    ------
(Loss) income before income taxes........................     (430)     180      198       111       100
(Benefit) provision for income taxes.....................     (168)      54      114        35        33
                                                            ------   ------   ------    ------    ------
Net (loss) income........................................   $ (262)  $  126   $   84    $   76    $   67
                                                            ======   ======   ======    ======    ======
COMBINED BALANCE SHEET DATA:
  (at end of period)
Working capital..........................................   $  256   $  222   $  229    $  130    $   95
Property, net............................................      713      802      656       351       215
Total assets.............................................    1,418    1,486    1,383       671       448
Rockwell's net investment................................    1,009    1,107      899       478       301
OTHER DATA:
Capital expenditures.....................................   $  270   $  317   $  380    $  166    $  148
Depreciation and amortization............................      220      181      132        61        44
Cash provided by operating activities....................       98      296      315       106        49
Cash used for investing activities.......................     (270)    (382)    (634)     (202)     (147)
Cash provided by financing activities....................      172       86      319        96        98

---------------
(1) Purchased research and development relates to the acquisitions of the Hi-Media broadband communication chipset business of ComStream Corporation in May 1997 and Brooktree Corporation in September 1996.

(2) In September 1998, Semiconductor Systems recorded special charges of approximately $147 million ($90 million after tax) related to its decision to close and dispose of its wafer fabrication facilities in Colorado Springs, Colorado, a worldwide workforce reduction and certain other actions.

                            PRO FORMA CAPITALIZATION

     The following table sets forth the unaudited pro forma cash, short-term debt and capitalization of the Company as of September 30, 1998. This information should be read in conjunction with the pro forma financial information and the financial statements of Semiconductor Systems and notes thereto appearing elsewhere herein. The pro forma information may not reflect the cash, short-term debt and capitalization of the Company in the future or as it would have been had the Company been a stand-alone company on September 30, 1998. Assumptions regarding the number of shares of Company Common Stock may not reflect the actual number outstanding on the Distribution Date.

                         PRO FORMA CAPITALIZATION TABLE
                            AS OF SEPTEMBER 30, 1998


                                                       SEMICONDUCTOR
                                                          SYSTEMS         PRO FORMA        COMPANY
                                                        HISTORICAL      ADJUSTMENTS(1)    PRO FORMA
                                                       -------------    --------------    ---------
                                                                        (IN MILLIONS)
Cash.................................................     $   14           $    --         $   14
                                                          ======           =======         ======

Short-term debt(3)...................................     $   14           $    --         $   14
                                                          ======           =======         ======
Shareowners' equity:
  Rockwell's net investment..........................     $1,017           $(1,017)(4)     $   --
  Common Stock.......................................         --                95(4)          95
  Additional paid-in capital.........................         --               922(4)         886
                                                                               (78)(5)
                                                                                42(2)
  Retained earnings..................................         --                --             --
  Currency translation...............................         (8)               --             (8)
                                                          ------           -------         ------
          Total shareowners' equity and
            capitalization...........................     $1,009           $   (36)        $  973
                                                          ======           =======         ======


---------------
(1) Rockwell will pay the costs related to the Distribution which are estimated at $18 million and, accordingly, such costs are not reflected in the historical financial statements or as a pro forma adjustment.


(2) Prior to the Distribution, Rockwell will contribute $65 million in cash to the Company, which will be placed in an escrow account to be used to satisfy Semiconductor Systems' obligation with respect to the Celeritas litigation. The adjustment reflects the escrow deposit (which will be set forth as restricted cash on the Company's balance sheet) and the realization by Rockwell of the related tax benefit.


(3) The Company is in the process of arranging a three-year $350 million secured revolving credit facility with a group of banks. The credit facility will be used to support working capital requirements and for other general corporate purposes when the Company becomes an independent company.

(4) To reflect the Distribution as the elimination of Rockwell's net investment and the issuance of an estimated 95 million shares of Company Common Stock, par value $1 per share. This is based on the number of shares of Rockwell Common Stock outstanding on September 30, 1998 of approximately 190 million shares and the distribution ratio of one share of Company Common Stock for every two shares of Rockwell Common Stock outstanding.

(5) Prior to the Distribution, the Company will distribute its wafer fabrication facilities in Colorado Springs, Colorado (and the related tax benefit) to Rockwell. The adjustment reflects the elimination of the assets held for disposal and the related tax benefit.

                                  RISK FACTORS

     Shareowners should carefully consider and evaluate all of the information set forth in this Information Statement, including the risk factors listed below. Any one or more of such risk factors could materially and adversely affect the Company's business, financial condition and results of operations, which in turn could materially and adversely affect the price of the Company Common Stock. In addition to the historical information included herein, this Information Statement contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements". Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the factors listed below and those detailed from time to time in the filings of the Company with the Commission. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Cautionary Statement".

RECENT AND ANTICIPATED FUTURE LOSSES

     Although Semiconductor Systems experienced rapid growth in sales and operating earnings during the five fiscal years ended September 30, 1996, in fiscal 1997 sales declined $58 million, or four percent, to $1,412 million and operating earnings declined $119 million, or 38 percent, to $197 million, before acquisition related charges in both years. Moreover, for the fiscal year ended September 30, 1998 Semiconductor Systems had sales of $1,200 million and incurred an operating loss of $444 million. In September 1998, the Company announced a comprehensive plan to restructure its business to position the Company for future profitability. This plan resulted in fourth quarter fiscal 1998 special charges of approximately $90 million after tax and includes workforce reductions, facility closures and other actions. Semiconductor Systems' fiscal 1998 full-year net loss after tax was $262 million, including inventory write-offs of $66 million, a charge for intellectual property matters of $43 million and the fourth quarter special charges. The Company anticipates a pre-tax loss of approximately $80 million in the first quarter of fiscal 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations". There can be no assurance as to whether or when the Company will return to profitability or whether it will be able to sustain such profitability, if achieved.

DECLINING CONTRIBUTION OF ANALOG PC MODEM BUSINESS

     The Company is the world's leading supplier of analog PC modem chipsets for personal computing applications. However, revenues and gross margin from sales of these products, which make up most of the Company's Personal Computing platform, have recently declined, most particularly in fiscal 1998, due to, among other factors, intense competitive price pressures as modem chipset suppliers aggressively compete for market share. Other material factors contributing to the decline in gross margin from sales of analog PC modem products include slower than planned implementation of cost reduction programs, including the transition from .35 micron to .25 micron process technologies (which would enable the Company to produce lower-cost products), and excess capacity in the Company's wafer fabrication facilities. Revenues of the Company's Personal Computing platform declined from $1,173 million (approximately 80 percent of sales) in fiscal 1996 to $640 million (approximately 53 percent of sales) in fiscal 1998. Revenues and margins from sales of analog PC modem products are expected to decline even further as unit growth in the markets for these products is not anticipated to offset continued price erosion. In the past year, as a result of the significant price erosion for PCs, driven to a significant extent by the market demand for sub-$1,000 PCs, PC original equipment manufacturers ("OEMs") are demanding less expensive modem devices, which has placed significant pricing pressure on the Company's traditional hardware-based modem chipset products. The Company's inability to offset further declines in the analog PC modem business with revenues and gross margin from sales of other products would have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON TIMELY SUCCESS OF EXPANSION PLATFORMS

     In 1995, Semiconductor Systems began to diversify its business and expand in selected related product platforms -- Personal Imaging, Wireless Communications, Digital Infotainment and Network Access -- with higher growth prospects than its analog PC modem business. The Company's future financial performance and overall success, particularly in the long term, will depend in large measure on the rate of sales growth and margin contribution of the Company's expansion platforms and whether these platforms will increase their contribution to the Company's financial performance sufficiently and soon enough to offset the anticipated continued declining financial contribution of the Company's analog PC modem chipset products.

     There are numerous risks inherent in the Company's diversification and expansion strategy, many of which are beyond the Company's control. In certain of its expansion platforms, the Company currently has minimal market presence relative to other more established competitors. Moreover, the Company's success with its expansion platforms will depend, in part, on the ability of the Company's customers to develop new and enhanced products and successfully introduce and market such products to end users. There can be no assurance that the Company will be successful in its diversification and expansion program, and its failure to do so would have a material adverse effect on the Company's business, financial condition and results of operations.

RAPID TECHNOLOGICAL CHANGE

     The markets for the Company's products are generally characterized by rapid technological developments, evolving industry standards, changes in customer requirements, frequent new product introductions and enhancements and short product life cycles with declining prices over the life cycle of the product. A faster than anticipated change in one or more of the technologies related to its products or in market demand for products based on a particular technology, in particular due to the introduction of new technology which represents a substantial advance over current technology, could result in faster than anticipated obsolescence of the Company's products and could have a material adverse effect on the Company's business, financial condition and results of operations. For example, increased market demand for sub-$1,000 PCs is causing PC OEMs to require less expensive modem devices, such as software modems, which require fewer semiconductor components than the Company's traditional modem chipsets and may render obsolete the traditional hardware upgrade path for the Company's modem products. Currently accepted industry standards are also subject to change, which may contribute to the obsolescence of the Company's products.

DEPENDENCE ON NEW PRODUCT DEVELOPMENT AND PRODUCT COST REDUCTIONS

     The Company's operating results will depend to a significant extent on its ability to continue to introduce new and enhanced semiconductor products on a timely basis. Successful product development and introduction depends on numerous factors, including, among others, the Company's ability to anticipate customer and market requirements and changes in technology and industry standards, accurate new product definition, timely completion and introduction, differentiation from offerings of the Company's competitors and market acceptance. Furthermore, the Company is required to continually evaluate planned product development expenditures and choose among alternative technologies based upon its expectations of future market growth. There can be no assurance that the Company will be able to develop and introduce new or enhanced products in a timely and cost-effective manner or that such products will satisfy customer requirements, achieve market acceptance or anticipate new industry standards and technological changes or that the Company will be able to respond to new product announcements and introductions by competitors.

     In addition, as prices of established products decline, sometimes significantly, over time, the Company believes that in order to remain competitive it must continue to reduce the cost of producing and delivering existing products at the same time as it is developing and introducing new or enhanced products. There can be no assurance that the Company will be able to continue to reduce the cost of its products to remain competitive.

FUTURE CAPITAL SOURCES

     Over the past several years, Semiconductor Systems has obtained significant investments from Rockwell to help satisfy its capital needs. Following the Distribution, the Company will no longer be able to rely on investments from Rockwell. Prior to the Distribution, the Company expects to enter into the Credit Facility, which will be used for working capital and other general corporate purposes of the Company and its subsidiaries following the Distribution. Although the Company believes that anticipated improved cash flows from operations resulting in part from the restructuring actions announced in September 1998 (see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview") and available borrowings under the Credit Facility will be sufficient to satisfy its future research and development, capital expenditure, working capital and other financing requirements, there can be no assurance that this will be the case or that alternative sources of liquidity will be available to the Company.

RESEARCH AND DEVELOPMENT EXPENSES

     The semiconductor industry requires substantial investment in research and development. In order to remain competitive, the Company must continue to make substantial investments in research and development to develop new and enhanced products. There can be no assurance that the Company will have sufficient resources to develop new and enhanced technologies and competitive products. As part of its plan to resize its business announced in September 1998, the Company intends to reduce research and development expenditures in fiscal 1999 by approximately 25 percent from fiscal 1998 levels. The Company's failure to make sufficient investments in research and development programs could have a material adverse effect on the Company's business, financial condition and results of operations.

CAPITAL EXPENDITURES

     The semiconductor industry is capital intensive. Semiconductor manufacturing requires a constant upgrading of process technology to remain competitive, as new and enhanced semiconductor processes are developed which permit smaller, more efficient and more powerful semiconductor devices. The Company maintains its own manufacturing, assembly and test facilities which have required and will continue to require significant investments in manufacturing technology and equipment. After several years of significant capital investments to improve manufacturing capabilities, the Company expects fiscal 1999 capital expenditures to be approximately $110 million less than in fiscal 1998. There can be no assurance that the Company will have sufficient capital resources to make necessary investments in manufacturing technology and equipment.

FLUCTUATIONS IN OPERATING RESULTS

     The Company's operating results are subject to substantial quarterly and annual fluctuations due to a number of factors, many of which are beyond the Company's control. Such factors may include, among others, the effects of competitive pricing pressures, decreases in average selling prices of the Company's products, production capacity levels and fluctuations in manufacturing yields, availability and cost of products from the Company's suppliers, the gain or loss of significant customers, the Company's ability to develop, introduce and market new products and technologies on a timely basis, new product and technology introductions by the Company's competitors, changes in the mix of products produced and sold, market acceptance of the Company's and its customers' products, intellectual property disputes, seasonal customer demand, the timing of significant orders and the timing and extent of product development costs. Operating results also could be adversely affected by general economic and other conditions causing a downturn in the market for semiconductor products, or otherwise affecting the timing of customer orders or causing order cancellations or rescheduling. The Company's customers may change delivery schedules or cancel or reduce orders without significant penalty and generally are not subject to minimum purchase requirements. The foregoing factors are difficult to forecast, and these or other factors could materially adversely affect the Company's quarterly or annual operating results. If the Company's operating results fail to meet the expectations of analysts or investors, the price of the Company Common Stock could be materially and adversely affected.

CREDIT FACILITY AND RESTRICTIVE COVENANTS

     The Company anticipates that it will enter into a three-year $350 million secured revolving credit facility prior to the Distribution (see "Credit Facility"). The Credit Facility is expected to include, among other things, restrictions on capital expenditures, indebtedness, acquisitions, mergers, asset sales and liens on assets and requirements that the Company meet certain financial tests and maintain certain financial ratios. Although the Company believes that it will be able to comply with these requirements, such compliance may restrict the Company's operating and financial flexibility, and there can be no assurance that the Company will in fact be able to satisfy all of the requirements in the Credit Facility. The fact that substantially all of the Company's and its subsidiaries' assets will be pledged as collateral under the Credit Facility could also significantly limit the operating and financial flexibility of the Company. The failure to maintain the financial ratios or comply with the other covenants to be included in the Credit Facility could result in a default that would entitle the lenders thereunder to declare all amounts owed to them due and payable and to proceed against their collateral, which would have a material adverse effect on the Company's business, financial condition and results of operations.

INTELLECTUAL PROPERTY MATTERS

     The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights. Litigation has been necessary in the past and is expected to be necessary in the future to enforce the Company's intellectual property rights, to protect the Company's trade secrets or to determine the validity and scope of proprietary rights of others, including the Company's customers. The Company has received, and may continue to receive in the future, claims of infringement of intellectual property rights of others. The Company is a party to certain pending proceedings involving such claims. There can be no assurance that the Company will prevail in pending actions, or that other actions alleging infringement by the Company of third-party patents or invalidity of the patents held by the Company will not be asserted or prosecuted against the Company, or that any assertions of infringement or prosecutions seeking to establish the invalidity of Company-held patents will not materially and adversely affect the Company's business, financial condition and results of operations. Even if the Company is successful in such matters, the attempted enforcement of intellectual property rights by or against the Company could result in significant costs and diversion of the Company's resources and could have a material adverse effect on the Company's business, financial condition and results of operations. If claims or actions are asserted or commenced against the Company, the Company in certain situations may seek to obtain licenses under a third party's intellectual property rights to avert or resolve a controversy. There can be no assurance that under such circumstances a license would be available on commercially reasonable terms, if at all. See "The Semiconductor Systems Business -- Intellectual Property" and "-- Legal Proceedings".

     The Company relies primarily on patent, copyright, trademark and trade secret laws, as well as nondisclosure and confidentiality agreements and other methods to protect its proprietary technologies and processes. In addition, the Company often incorporates the intellectual property of its customers into its designs, and the Company has certain obligations with respect to the non-use and non-disclosure of such intellectual property. There can be no assurance that the steps taken by the Company to prevent misappropriation or infringement of the intellectual property of the Company or its customers will be successful; that any existing or future patents will not be challenged, invalidated or circumvented; or that any of the protective measures described above would provide meaningful protection to the Company. The failure of any patents to provide protection to the Company's technology would make it easier for the Company's competitors to offer similar products. Moreover, despite these precautions, it may be possible for a third party to copy or otherwise obtain and use the Company's technology without authorization, develop similar technology independently or design around the Company's patents. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain countries.

     The Company has historically indemnified its customers for certain of the costs and damages of patent infringement in circumstances where the Company's product is the factor creating the customer's infringement exposure (generally excluding coverage where infringement arises out of the combination of the

Company's products with products of others). This policy could have a material adverse effect on the business, financial condition and results of operations of the Company, particularly with respect to the Company's products designed for use in devices manufactured by its customers that comply with international standards. Such international standards are often covered by patent rights held by competitors of the Company or its customers and the combined costs of obtaining licenses from all holders of patent rights essential to such standards could be high and could have a material adverse effect on the Company's business, financial condition and results of operations.

COMPETITION

     The semiconductor industry in general and the markets in which the Company competes in particular are intensely competitive. The Company currently faces significant competition in its markets and expects that intense price and product competition will continue. Such competition has resulted and is expected to continue to result in declining average selling prices for the Company's products. As a result of the trend toward global expansion by foreign and domestic competitors, technological and public policy changes and relatively low barriers to entry in certain segments of the industry, the Company anticipates that additional competitors will enter its markets. Although the Company enjoys substantial market shares in its analog data and facsimile ("fax") modem chipset product lines, as the Company pursues its diversification strategy and develops its expansion platforms it is and will be competing in certain new markets in which it has little or no market share and where existing competitors have dominant market positions. Moreover, certain of the Company's customers offer products that compete with similar products offered by the Company.

     Many of the Company's current and potential competitors have longer operating histories and presence in key markets, greater name recognition, access to larger customer bases and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than the Company. As a result, such competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products than the Company. Current and potential competitors also have established or may establish financial or strategic relationships among themselves or with existing or potential customers, resellers or other third parties, which may affect customers' purchasing decisions. Accordingly, it is possible that new competitors or alliances among competitors could emerge and rapidly acquire significant market share. There can be no assurance that the Company will be able to compete successfully against current or potential competitors, or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations. See "The Semiconductor Systems Business -- Competition".

     The high-growth nature of the communications electronics industry, coupled with the "time-to-market" pressures on suppliers to decrease the time required for product conception, research and development, sampling and production launch before product reaches the market, has led to consolidation among participants in the markets that the Company serves, including both competitors and customers of the Company, and this trend is expected to continue. Investments, alliances and acquisitions may enable semiconductor suppliers, including the Company and its competitors, to augment technical capabilities or achieve faster time-to-market for their products than internal development. Certain participants in the markets served by the Company have been actively engaged in merger and acquisition transactions. Consolidations by industry participants, including, in some cases, acquisition of certain of the Company's customers by competitors of the Company, are creating entities with increased market share, customer base, technology and marketing expertise in markets in which the Company competes. These developments may significantly and adversely affect the Company's current markets, the markets the Company is seeking to serve and the Company's ability to compete successfully in such markets.

MANUFACTURING RISKS

     The fabrication of integrated circuits is an extremely complex and precise process consisting of hundreds of separate steps and requiring production in a highly controlled, clean environment. Minute impurities, errors in any step of the fabrication process, defects in the masks used to print circuits on a wafer or a number of other factors can cause a substantial percentage of wafers to be rejected or numerous die on each wafer to be non-functional.

     The Company maintains its own manufacturing, assembly and test facilities, including three operating wafer fabrication facilities, a test and assembly facility and a module assembly facility. The Company also has arrangements with third parties, including entities outside the United States, for the production, assembly and testing of certain of its semiconductor products. The Company's assembly and test facility in Mexicali, Mexico and its international subcontract manufacturing arrangements are subject to a number of risks of operating abroad. The semiconductor industry is currently experiencing an excess of wafer fabrication capacity. In this environment, the Company is at a relative disadvantage when compared to some of its competitors who rely primarily on outside foundries because the Company's wafer fabrication facilities require substantial fixed costs and investment. In September 1998, the Company announced that it would close and dispose of its Colorado Springs, Colorado wafer fabrication facilities, which will be distributed to Rockwell prior to the Distribution. See "Arrangements Between Rockwell and the Company -- Distribution Agreement". The Company is also exploring wafer manufacturing alternatives, including increased use of outside foundries, entering into joint ventures with respect to wafer manufacturing or other actions in respect of its wafer manufacturing facilities. There can be no assurance that the Company will succeed in implementing any such alternatives.

     Lengthy or recurring disruptions of operations at any of the Company's production facilities or those of its subcontractors for any reason, including labor strikes, work stoppages, fire, earthquake, flooding or other natural disasters, could cause significant delays in shipments until the Company could shift the products from an affected facility or subcontractor to another facility or subcontractor. In such event, there can be no assurance that required alternate capacity, particularly wafer production capacity, would be available on a timely basis or at all, or that if available, it could be obtained on favorable terms, thereby potentially resulting in a loss of customers. Any inability of the Company to generate sufficient manufacturing capacities to meet demand, either at its own facilities or through foundry or similar arrangements with others, could have a material adverse effect on the Company's business, financial condition and results of operations. Certain of the Company's manufacturing facilities are located near major earthquake fault lines, including the Company's Newport Beach, California and Mexicali, Mexico facilities. The Company maintains only minimal earthquake insurance coverage with respect to these facilities. See "The Semiconductor Systems
Business -- Properties".

     Due to the highly specialized nature of the Gallium Arsenide ("GaAs") semiconductor manufacturing process, in the event of a disruption at the Company's Newbury Park, California wafer fabrication facility, alternate GaAs production capacity would not be readily available from third party sources. In addition, the Company is dependent on a single source supplier for epitaxial wafers used in its GaAs manufacturing processes. The number of qualified alternative suppliers for such wafers is limited and the process of qualifying a new epitaxial wafer supplier could require a substantial leadtime. See "The Semiconductor Systems Business -- Raw Materials and Supplies". Any disruption of operations at the Company's Newbury Park, California wafer fabrication facility or the interruption in the supply of epitaxial wafers used in its GaAs process could have a material adverse effect on the Company's business, financial condition and results of operations, particularly with respect to the Company's Wireless Communications products.

ORDER AND SHIPMENT UNCERTAINTIES

     The Company's sales are typically made pursuant to individual purchase orders and the Company generally does not have long-term supply arrangements with its customers. The Company's customers may cancel orders until 30 days prior to the shipping date. In addition, the Company sells a portion of its products through distributors who have certain rights to return unsold products to the Company. Moreover, semiconductor companies, including the Company, routinely manufacture or purchase inventory based on estimates of customer demand for their products, which is difficult to predict. The cancellation or deferral of product orders, the return of previously sold products or overproduction due to the failure of anticipated orders to materialize could result in the Company holding excess or obsolete inventory which could have a material adverse effect on the Company's business, financial condition and results of operations. For example, in the fourth quarter of fiscal 1998, the Company made a provision for excess and obsolete inventories of $66 million due to lower anticipated demand, price declines and the obsolescence of certain products.

CYCLICAL NATURE OF THE SEMICONDUCTOR INDUSTRY

     The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence and price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles (of both semiconductor companies' and their customers' products) and declines in general economic conditions. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. The Company is currently experiencing these conditions in its analog PC modem chipset business and may experience such downturns in the future. In fiscal 1998, average selling prices for the Company's Personal Computing products fell by approximately 50 percent, the annual growth rate for such products fell to approximately 20 percent and in the fourth quarter, the Company made a provision for excess and obsolete inventories of $66 million due to lower anticipated demand, price declines and the obsolescence of certain products. The current downturn in the Company's analog modem chipset business, which has been exacerbated by the Asia-Pacific region's current economic situation, has had, and any future downturns may have, a material adverse effect on the Company's business, financial condition and results of operations. The semiconductor industry also from time to time has experienced periods of increased demand and production capacity constraints. The Company thus may experience substantial changes in future operating results due to general semiconductor industry conditions, general economic conditions and other factors.

DEPENDENCE ON KEY PERSONNEL

     The Company's future success depends to a significant extent upon the continued service of its executive officers and other key management and technical personnel and on its ability to continue to attract, retain and motivate qualified personnel. The Company is dependent on key technical personnel, who represent a significant asset of the Company as the source of its technological and product innovations. The competition for such personnel is intense in the semiconductor industry. There can be no assurance that the Company will be able to continue to attract and retain qualified management and other personnel necessary for the design, development, manufacture and sale of its products. The ability of the Company to attract and retain key personnel may be negatively impacted during periods of poor operating performance by the Company. The loss of the services of one or more of the Company's key employees or the Company's failure to attract, retain and motivate qualified personnel could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the loss of the services of Dwight W. Decker, Chairman and Chief Executive Officer of the Company, or certain key design and technical personnel could materially and adversely affect the Company.

RISKS OF INTERNATIONAL SALES AND OPERATIONS

     For the fiscal year ended September 30, 1998, approximately 59 percent of total sales of Semiconductor Systems were to customers located outside the United States, primarily in Japan and other Asian-Pacific countries. In addition, the Company has facilities and suppliers located outside the United States, including its assembly and test facility in Mexicali, Mexico and third-party foundries located in the Asia-Pacific region. The Company's international sales and operations are subject to a number of risks inherent in selling and operating abroad, including, but not limited to, risks with respect to currency exchange rate fluctuations, local economic and political conditions, disruptions of capital and trading markets, restrictive governmental actions (such as restrictions on transfer of funds and trade protection measures, including export duties and quotas and customs duties and tariffs), changes in legal or regulatory requirements, import or export licensing requirements, limitations on the repatriation of funds, difficulty in obtaining distribution and support, nationalization, the laws and policies of the United States affecting trade, foreign investment and loans, and tax laws. Because most of the Company's international sales, other than sales to Japan (which are denominated principally in Japanese yen), are currently denominated in U.S. dollars, the Company's products could become less competitive in international markets if the value of the U.S. dollar increases relative to foreign currencies. Moreover, the Company may be competitively disadvantaged relative to competitors of the Company located outside the United States who may benefit from a devaluation of their local currency. There can be no assurance that the factors described above will not have a material adverse effect on the Company's ability to increase or maintain its foreign sales or on its business, financial condition and results of operations.

     The decline in the Company's operating performance has been exacerbated by the current economic situation in the Asia-Pacific region. This economic situation has increased the uncertainty with respect to the long-term viability of certain of the Company's customers and suppliers in the region. Sales to customers in Japan and other countries in the Asia-Pacific region, principally Taiwan, South Korea and Hong Kong, represented approximately 47 percent of total Semiconductor Systems sales in fiscal 1998.

     The Company enters into foreign currency forward exchange contracts, principally for the Japanese yen, to minimize risk of loss from currency exchange rate fluctuations for foreign currency commitments entered into in the ordinary course of business. The Company has not experienced nor does it anticipate any material adverse effect on its results of operations or financial condition related to these foreign currency forward exchange contracts. The Company has not entered into foreign currency forward exchange contracts for other purposes and the Company's financial condition and results of operations could be affected (negatively or positively) by currency fluctuations.

INVESTMENTS, ALLIANCES AND ACQUISITIONS

     Although the Company invests significant resources in research and development activities, the complexity and rapidity of technological changes make it impractical for the Company to pursue development of all technological solutions on its own. As part of its goal to provide advanced semiconductor products and systems, the Company expects to review on an ongoing basis investment, alliance and acquisition prospects that would complement its existing product offerings, augment its market coverage or enhance its technological capabilities. However, there can be no assurance that the Company will be able to identify and consummate suitable investment, alliance or acquisition transactions in the future. Moreover, should the Company consummate such transactions, they could result in the diversion of management resources, as well as dilutive issuances of equity securities, large one-time write-offs, the incurrence of debt and contingent liabilities, amortization of expenses related to goodwill and other intangible assets and other acquisition related costs, any of which could materially adversely affect the Company's business, financial condition and results of operations and the price of the Company Common Stock. The ultimate success of any such investments, alliances or acquisitions in achieving the purposes for which they are undertaken will depend on the ability of the Company to integrate successfully any acquired business and to retain key personnel, as well as a variety of other factors.

DEMANDS ON MANAGEMENT RESOURCES

     A combination of circumstances currently presents the Company's management with a variety of challenges. In addition to implementing the Company's ongoing diversification and expansion strategy, the Company will need to dedicate significant managerial and other resources to implement the restructuring of Semiconductor Systems announced in September 1998 and to establish the infrastructure and systems necessary for the Company to operate as an independent public company. While the Company believes that it has sufficient management resources to execute each of these initiatives, there can be no assurance that this will be the case or that the initiatives will be successfully implemented. Failure to implement these initiatives successfully could have a material adverse effect on the Company's business, financial condition and results of operations.

ENVIRONMENTAL MATTERS

     The Company uses a variety of chemicals in its manufacturing operations and is subject to a wide range of environmental protection regulations in the United States and Mexico. While the Company has not experienced any material adverse effect on its operations as a result of such regulations, there can be no assurance that current or future regulations would not have a material adverse effect on the Company's business, financial condition and results of operations. In the United States, environmental regulations often require parties to fund remedial action regardless of fault. As a consequence, it is often difficult to estimate the future impact of environmental matters, including potential liabilities. There can be no assurance that the amount of expense and capital expenditures which might be required to complete remedial actions and to continue to comply with applicable environmental laws will not have a material adverse effect on the Company's business, financial condition and results of operations. See "The Semiconductor Systems Business -- Environmental Matters".


YEAR 2000 READINESS DISCLOSURE



     The Company is in the process of implementing plans to address issues related to the impact of the Year 2000 on the Company's products, business systems, infrastructure, manufacturing systems and suppliers. A five-step process is applied to each of these areas to inventory all possibly affected assets, assess non-compliance with Year 2000, formulate a remediation strategy, upgrade the system and test compliance. The Company continues to evaluate the estimated costs associated with these efforts based on actual experience. While the Company believes, based on available information, that it will be able to manage its total Year 2000 transition without any material adverse effect on its business, financial condition and results of operations, there can be no assurance that such will be the case. In addition, the Company and the economy in general may be adversely affected by the failure of federal, state, local and international governments to address Year 2000 issues affecting their systems. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000 Readiness Disclosure".


ABSENCE OF HISTORY AS AN INDEPENDENT COMPANY

     The Company does not have an operating history as an independent company. Accordingly, the financial information included herein may not necessarily reflect the results of operations, financial position and cash flows of Semiconductor Systems had the Company been operated independently during the periods presented. While Semiconductor Systems had been profitable as part of Rockwell, Semiconductor Systems has experienced recent operating losses and anticipates future operating losses at least in the short-term. There can be no assurance that as a stand-alone company the Company will return to, or maintain any particular level of, profitability. Semiconductor Systems has historically relied on Rockwell for cash investments and various financial and administrative services. After the Distribution, although Rockwell will provide to the Company certain transitional services which prior to the Distribution have been provided to Semiconductor Systems by Rockwell, the Company will maintain its own sources of funding, banking relationships and administrative functions. See "Credit Facility".

NO PRIOR MARKET FOR COMPANY COMMON STOCK; VOLATILITY; POSSIBILITY OF SUBSTANTIAL SALES OF COMPANY COMMON STOCK


     There is no current trading market for the Company Common Stock, and while a "when-issued" trading market is expected to develop prior to the Distribution, there can be no assurance as to the prices at which trading in the Company Common Stock will occur after completion of the Distribution. The Company Common Stock has been approved for listing on Nasdaq under the trading symbol "CNXT". At least until the Company Common Stock is fully distributed and an orderly market develops, and even thereafter, the prices at which trading in such stock occurs may fluctuate significantly. There can be no assurance that an active trading market in the Company Common Stock will develop or be sustained in the future. The prices at which shares of Company Common Stock trade will be determined by the marketplace and may be influenced by many factors, including, among other things, the Company's performance and prospects, the depth and liquidity of the market for Company Common Stock, investor perception of the Company and the industry in which it operates, changes in earnings estimates or buy/sell recommendations by analysts, general financial and other market conditions, and domestic and international economic conditions. In addition, public stock markets have experienced extreme price and trading volume volatility, particularly in high technology sectors of the market. This volatility has significantly affected the market prices of securities of many technology companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Company Common Stock. See "The Distribution -- Trading Market".

     Substantially all of the shares of Company Common Stock distributed in the Distribution will be eligible for immediate resale in the public market. In spin-off transactions similar to the Distribution, it is not unusual for a significant redistribution of shares to occur during the first few weeks or even months following completion of the spin-off. Neither Rockwell nor the Company is able to predict whether substantial amounts of Company Common Stock will be sold in the open market following the Distribution or what effect such sales may have on prices at which shares of Company Common Stock may trade. Any sales of substantial amounts of Company Common Stock in the public market during this period, or the perception that any redistribution has not been completed, could materially adversely affect the market price of Company Common Stock. For a description of the treatment of shares of Company Common Stock to be held by the Rockwell International Corporation Savings Plan (the "Rockwell Savings Plan"), see "Arrangements Between Rockwell and the Company -- Employee Matters Agreement".

CERTAIN ANTI-TAKEOVER EFFECTS

     The Company Certificate, the Company By-Laws, the Company Rights Agreement (as defined below) and the General Corporation Law of the State of Delaware (the "DGCL") contain several provisions that would make more difficult the acquisition of control of the Company in a transaction not approved by the Company's Board of Directors. See "Description of Company Capital
Stock -- Certain Provisions in the Company Certificate and Company By-Laws",
"-- Company Rights Plan" and "-- Anti-takeover Legislation". Certain tax consequences may also discourage an acquisition of control of the Company for some period of time. See "-- Certain Federal Income Tax Considerations".

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     Rockwell has received the Tax Ruling from the IRS to the effect that the Distribution will qualify as a tax-free reorganization within the meaning of
Section 368(a)(1)(D) of the Code. See "The Distribution -- Certain Federal Income Tax Consequences of the Distribution". While the Tax Ruling generally is binding on the IRS, the continuing validity of the Tax Ruling is subject to certain factual representations and assumptions. Rockwell and the Company are not aware of any facts or circumstances that would cause such representations and assumptions to be untrue. The Tax Allocation Agreement provides that neither Rockwell nor the Company is to take any action inconsistent with, nor fail to take any action required by, the request for the Tax Ruling or the Tax Ruling unless required to do so by law or the other party has given its prior written consent or, in certain circumstances, a supplemental ruling permitting such action is obtained. Rockwell and the Company will agree to indemnify each other with respect to any tax liability resulting from their respective failures to comply with such provisions. The Tax Allocation Agreement also provides that the Company will be responsible for any taxes imposed on Rockwell, the Company or Rockwell shareowners as a result of the failure of the Distribution to qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Code or the subsequent disqualification of the Distribution as a tax-free transaction to Rockwell under Section 361(c)(2) of the Code if such failure or disqualification is attributable to certain post-Distribution actions by or in respect of the Company (including its subsidiaries) or its shareowners, such as the acquisition of the Company by a third party at a time and in a manner that would cause such a failure or disqualification. In addition, in connection with Rockwell's spin-off of Meritor Automotive, Inc. on September 30, 1997, certain tax-free intragroup spin-offs were effected by the Company. The Tax Allocation Agreement provides that the Company will be responsible for any taxes imposed on Rockwell, the Company or Rockwell shareowners in respect of those intragroup spin-offs if such taxes are attributable to certain post-Distribution actions by or in respect of the Company (including its subsidiaries) or its shareowners, such as the acquisition of the Company by a third party at a time and in a manner that would cause such taxes to be incurred. In the event that any of the taxes described above were to become payable by the Company, such payment would have a material adverse effect on the financial position, results of operations and cash flow of the Company. See "Arrangements Between Rockwell and the Company -- Tax Allocation Agreement".

                       THE SEMICONDUCTOR SYSTEMS BUSINESS

     Following the Distribution, Semiconductor Systems will be the world's largest company focused exclusively on providing semiconductor products for communications electronics. With over 30 years of experience in developing analog modem technology, Semiconductor Systems utilizes its expertise in mixed-signal processing and communications technology to deliver semiconductor products for a broad range of communications applications. In addition to its semiconductor integrated circuit products, the Company's system-level solutions integrate signal processing algorithms, communication protocols and applications software.

     The Company's core technological capability in mixed-signal processing forms the foundation of its analog PC modem business as well as the building blocks for the Company's expansion platforms, as illustrated below.

             [DESCRIPTION OF ILLUSTRATION: MIXED-SIGNAL PROCESSING
              (SIGNAL CONVERSION, SIGNAL PROCESSING ALGORITHMS AND
                     COMMUNICATION PROTOCOLS) BRIDGING THE
                         ANALOG AND DIGITAL WORLDS.]

INDUSTRY BACKGROUND

     Initially developed in the 1950s, analog data modems have played a crucial role in the history of data communications, revolutionizing computing by allowing users to have distributed and remote-computing communications capabilities. The word "modem" is a contraction of the device's primary functions: modulation, where outgoing digital signals are converted into analog tones that can be communicated over telephone lines, and demodulation, which performs the reverse function for incoming signals. Early modem systems were large, self-contained pieces of equipment housed in three- to four-foot tall cabinets, operating at speeds below 150 bits per second ("bps"). These modems were primarily used for early computer applications such as airline reservations and financial services. In the 1980s, the modem industry's growth was driven by the beginning of the PC revolution, the V.22bis international industry standard and significant technology advancements in modem semiconductors. Advances in integrated circuit design techniques and process technologies have enabled improvements in modem product building blocks, such as digital signal processors ("DSPs"), microcontrollers, signal converters and embedded memory. These advances have allowed manufacturers to improve performance and offer an ever-increasing variety of features, while simultaneously reducing the number and cost of components. While the first widely-available PC modems operated at speeds of approximately 1200 bps, today's V.90 modems operate at speeds of up to 56 Kbps, representing a doubling of modem performance every two years since the mid-1980s. In the mid-1990s, modems became the primary interface for the Internet explosion, propelling the modem from a niche PC peripheral to a key PC communications feature.

     In the early 1980s, fax communications revolutionized business communications by enabling the electronic transfer of documents in near real-time. Modem technology also is the basis for communications in fax equipment, which scans and modulates a digital image locally followed by demodulation and printing the image remotely. Fax machines designed in the late 1970s were large, cumbersome pieces of equipment approximately the size of today's commercial copy machine. Since then, streamlining the scanning and printing mechanics has significantly reduced the size and cost of fax machines. Since the late 1970s, fax modem electronic content has declined from over 200 components costing approximately $1,000 and covering more than 128 square inches of circuit board space to one semiconductor package containing two die covering less than one square inch of circuit board space. Concurrent with this decrease in size, a decrease in cost to less than $20 per unit and an increase in speeds to 33.6 Kbps (V.34), fax modem functionality has evolved to include digital answering machine, speakerphone and caller ID features.

     In addition to use in PCs and fax machines, analog modems are increasingly employed in a wide range of embedded applications. These applications include credit card verification machines, automated teller machines, game machines and personal digital assistants.

     Today, nearly every form of communication is being revolutionized by the growing use of digital communications to move all types of data, voice and video around the world. In addition to data and fax modem functionality, different technologies, protocols and media have evolved which are uniquely suited to the particular application required. Each of these technologies requires specific transport and access hardware devices, including handsets and base stations for wireless telephony, switches and routers for telecommunications and data networking, set-top boxes for cable and satellite communications, and digital cable and digital subscriber line ("xDSL") modems for Internet access.

     The advent of the Internet as a communications medium has dramatically increased business and consumer demand for high-speed access to multimedia and entertainment content. As businesses and consumers increasingly rely on the Internet and intranets, networks are under unprecedented stress. A bandwidth constraint has emerged, particularly at the last mile of network infrastructures, challenging users and industry participants in a number of communications segments. In response to growing network demands, telecommunications, data communications and cable network operators are making significant investments to alleviate congestion and support emerging high bandwidth, integrated data, voice and video services. Specific technologies addressing this bandwidth problem include cable modems and xDSL, including asymmetric digital subscriber line ("ADSL"), for residential applications, high speed digital subscriber line ("HDSL") and T1/E1 for high speed network access in commercial applications, and Asynchronous Transfer Mode

("ATM"), Synchronous Optical Network ("SONET") and Synchronous Digital Hierarchy ("SDH") for network backbone transmission.

     For wireless communications, digital wireless services are rapidly eclipsing analog wireless services for next generation voice and data applications by providing superior voice quality, improved security, more efficient use of bandwidth and the ability to provide enhanced features. In emerging markets, where wireline infrastructure is inadequate or limited, digital wireless networks are providing a viable and economic alternative that can be rapidly deployed. Wireless systems also deliver digital entertainment via direct broadcast satellite ("DBS"), multi-point, multi-channel distribution system ("MMDS") and local multi-channel distribution system ("LMDS") networks.

     The various forms of digital communications will continue to evolve and are expected to grow. In all forms of digital communications products, the core competencies required include the mixed-signal processing competencies employed in traditional data and fax modem products. These signal conversion and processing functions are best addressed by highly integrated mixed-signal devices that combine analog and digital functions with high-performance digital signal processing circuitry using cost-effective semiconductor technologies to achieve faster, smaller, lower cost and more integrated product offerings.

     In order to address the evolving needs of their increasingly diverse customer base and to provide products for the broad array of communications protocols and functionalities, providers of communications semiconductor solutions are being continually challenged to enhance product performance features. To be successful, they must have access to the core technologies of communications semiconductors, including signal conversion, signal processing, radio frequency techniques and applications software. To keep pace with changes across various communications media, providers must also have access to the breadth of manufacturing process technologies required to produce new and innovative solutions.

COMPANY APPROACH

     The Company is the worldwide leader in supplying analog PC and fax modem chipsets. In addition, it is at the forefront of advances in digital communications, providing semiconductor products for a broad range of wireline and wireless communications applications. The Company's strong business relationships with leading OEMs have enabled collaboration in successful new product introductions and definition of product roadmaps. These relationships also provide a foundation for expansion into new market areas.

     Semiconductor Systems has had a continuous presence as a leader of the modem industry, having led seven generations of modem chipset evolution, from Semiconductor Systems' early heritage in driving the standard for V.22bis (2400 bps) data modems to its industry-leading position in V.90 (56 Kbps) data modems. The Company has maintained its leadership position in modem technology by integrating additional functionality in its data and fax modem portfolio, including simultaneous voice and data, audio and full-featured telephony (caller ID, speakerphone and digital answering machine). In building its market leadership positions in analog modems, the Company has advanced its core competencies in signal conversion, signal processing, communication algorithms and protocols and applications software, and has evolved to become one of the largest application-specific DSP providers in the world.

     Semiconductor Systems has successfully leveraged its core technological competencies to expand into related high growth communications markets, developing leading positions in digital cellular handset power amplifiers, HDSL devices, global positioning system ("GPS") components and video decoder/encoder devices. Additionally, the Company has capitalized on its system-level design and integration expertise to provide OEMs with higher value semiconductor systems, such as its industry leading 900 MHz digital spread spectrum ("DSS") cordless telephone chipsets.

COMPANY STRATEGY

     The Company's products facilitate communications worldwide through wireline voice and data communication networks, cordless and cellular wireless telephony systems and emerging cable and wireless broadband communications networks, as illustrated below.


          [DESCRIPTION OF ILLUSTRATION: LEVERAGING CORE COMPETENCIES
            IN MIXED-SIGNAL PROCESSING FOR MULTIPLE COMMUNICATIONS
              NETWORKS (PSTN, CABLE, CELLULAR/PCS AND SATELLITE).]


     The Company's strategic intent is to drive to world leadership in providing semiconductor products for communications electronics by leveraging its competencies in signal conversion, signal processing, communication algorithms and protocols and applications software. Key elements of the Company's strategy include the following:

          Diversification and Expansion. In view of the rapid expansion of communications electronics markets in areas other than traditional analog data and fax modem communication over telephone lines, the Company decided to diversify its product offerings into new, higher growth markets. The interrelationship and convergence within the Company's product platforms offers opportunities for the Company to leverage its strength in mixed-signal processing technology and to spread its core technological competencies and intellectual property quickly and cost-effectively across multiple product initiatives to develop communications products for each of its targeted markets. The Company is building on its leadership position in the modem chipset marketplace to expand into selected related product areas that draw upon the same core competencies established with its modem business.

          Core Technology Strategy. The Company believes that executing a core technology strategy that deploys technology building blocks, such as DSPs, radio frequency integrated circuits ("RFIC"), mixed-signal cores and software, across multiple product platforms is integral to its diversification and expansion strategy. The Company believes this will allow the continued creation of economies of scale in research and development and facilitate reducing the time-to-market for its key products. The Company intends to continue to leverage its broad-based talent pool of approximately 1,500 engineers to extend its technology portfolio and, in parallel, seek to form alliances to gain access to critical technology, thereby ensuring agility and flexibility to meet rapidly changing market and technology requirements.

          Integrated Solutions Focus. The Company seeks to capitalize on its design capabilities and experience by providing suppliers of communications electronics products with complete semiconductor system solutions. High levels of integration allow the Company to enhance the benefits of its products by reducing production costs through fewer external components, reduced board space and improved yields, improvement of performance and reliability and reduced time-to-market for end products. Through the combination of all the necessary communication functions for a complete system solution, the Company seeks to increase semiconductor value-added content, thereby offering its existing and potential customers more compelling and cost-effective products.

          Process, Design and Manufacturing Capabilities. Semiconductor Systems intends to maintain access to small geometry, high volume semiconductor design and manufacturing resources (CMOS, Bipolar, BiCMOS, RFCMOS, GaAs and SiGe) that are the driving force behind today's smaller, more integrated, lower power, lower cost devices. These design and manufacturing resources are supported by the Company's platform technologies organization, which develops semiconductor manufacturing processes, advanced packaging techniques and design automation tools/kits for re-use across multiple product platforms. The Company will continue to use both internal wafer fabrication production and external foundries to optimize capacity availability and reduce time-to-market, while seeking to reduce capital and operating infrastructure requirements.

          Strategic Customer Relationships. The Company believes that the strength of its relationships with leading customers in each of its product platforms is a competitive advantage that enables it to target more effectively its product development activities. Semiconductor Systems has established relationships with leading OEMs in each of its addressed markets. The Company will seek to enhance its existing leadership market positions and gain market share in new high-growth segments by continuing to offer innovative products to existing and new customers.


THE FIVE PRODUCT PLATFORMS

     The Company focuses its business in five key product platforms:


          -  Personal Computing            -  Wireless Communications

          -  Digital Infotainment          -  Network Access

                              -  Personal Imaging

Through these strategic product platforms, the Company believes it is well positioned to supply semiconductor products for a broad range of closely interrelated and converging markets, as illustrated below.

                  [DESCRIPTION OF ILLUSTRATION: TERMINALS AND
                NETWORK INFRASTRUCTURE EQUIPMENT FOR WHICH THE
               COMPANY'S FIVE PRODUCT PLATFORMS SUPPLY PRODUCTS.]

     Semiconductor Systems sales by product platform for the three fiscal years ended September 30, 1998 were as follows (in millions):

                                                                 YEAR ENDED SEPTEMBER 30,
                                                                --------------------------
                                                                 1998      1997      1996
                                                                ------    ------    ------
Personal Computing..........................................    $  640    $  861    $1,173
Personal Imaging............................................       102       131       113
Wireless Communications.....................................       170       115        45
Digital Infotainment........................................       145       112        32
Network Access..............................................       143       193       107
                                                                ------    ------    ------
          Total.............................................    $1,200    $1,412    $1,470
                                                                ======    ======    ======

  PERSONAL COMPUTING

     The Personal Computing product platform provides telephony-based communications products for personal computing terminals, including desktops, notebooks and handheld PCs. The Company is the world's leading supplier of voiceband analog modem chipsets to modem subsystems manufacturers who supply modems to PC OEMs and retail modem markets. In addition, the Company supplies audio semiconductor system hardware and software which provide multimedia functionality for PCs.

     The Company offers a wide range of analog PC modem products for communications over standard telephone wires, including high-speed data/fax modems incorporating simultaneous voice and data, speakerphone and enhanced audio capabilities. The Company supports a number of modem standards, including the V.34 standard for data transmission at speeds of up to 33.6 Kbps and the K56Flex(TM) and V.90 standards for data transmission at up to 56 Kbps. The Company has been an active participant in the development of 56 Kbps modem technology beginning with the introduction of its K56Flex(TM) modem product in 1997, jointly developed and promoted with Lucent Technologies, Inc. ("Lucent"). Following an extended period of intense competition in 1997 between the Company's K56Flex(TM) modem products and modem products using x2(TM) technology, an incompatible 56 Kbps solution developed by 3Com/U.S. Robotics Corporation, the International Telecommunications Union (the "ITU") established the V.90 standard which permits inter-operability among competing 56 Kbps modem products supplied by the Company and its competitors. In February 1998, the Company began shipment of V.90 standard 56 Kbps modem chipsets. The V.90 standard was formally ratified by the ITU in September 1998. Due to line quality and FCC limitations, actual speeds are less than rated speeds.

     The Company's modem products are supplied in multiple and single chip configurations, and include DSPs, analog-to-digital ("A/D") and digital-to-analog ("D/A") converters and, in most cases, microcontrollers together with optimized signal processing algorithms, communication protocols and applications software. Increasingly, modems are becoming a key communications feature of PCs. To provide a broader range of modem products to its customers, particularly to address the low-cost, sub-$1,000 PC segment, the Company is developing mixed-signal intensive controllerless modem chipsets and software modem solutions which take advantage of the increasing power of PC central processors and use software to perform functions traditionally enabled by semiconductor components.

     The Company is also developing system solutions that merge the communications functionality of modems with audio capabilities to enable PC audio telephony while eliminating the need for separate dedicated audio and modem chipsets. The Company's RipTide(TM) audio/communications device includes a full complement of modem functions, mainstream audio capabilities and advanced wavetable synthesis for next generation, audio-intensive communications applications, such as 3-D multiplayer gaming and interactive music.

     Capitalizing on its core mixed-signal processing technologies and its xDSL technology alliances, the Company is developing chipsets that provide xDSL modem capabilities permitting broadband digital transmission of data, voice and video over existing standard telephone lines at speeds of up to 8 Mbps. The Company's xDSL modem architecture is designed to support digital modem products based on specifications being developed by the ITU and the Universal ADSL Working Group, a consortium of leading computer and telecommunications suppliers. The Company is also developing Home Networking communications solutions that are designed to enable the interconnection of equipment, such as PCs, printers and multifunction peripherals ("MFPs"), over existing home wiring.

     The Company markets and sells PC modem chipsets worldwide to modem subsystem manufacturers who, in turn, sell complete modem boards to PC OEMs and to PC system integrators. The Company also markets its Personal Computing products to leading PC OEMs directly, and indirectly through modem subsystem manufacturers. The Company markets and sells its Personal Computing products worldwide to retail modem manufacturers, who sell modems to consumers in the retail aftermarket.

  PERSONAL IMAGING

     The Personal Imaging product platform supplies semiconductor products that enable image capture, processing and printing. These products are used in a wide array of office automation products such as fax machines and MFPs, which combine printer, plain paper fax, copier, scanner and telephone functionality into one system. The Company is the world's leading supplier of fax modem chipsets to fax machine OEMs, supplying more than 70 percent of the worldwide market. In addition, the Company is capitalizing on its leading position in fax machine chipsets by offering complete system-level chipsets for the growing market for high-performance MFPs. The Company's fax modem and MFP products incorporate DSPs, A/D and D/A converters and microcontrollers integrated within a single package, together with optimized signal processing algorithms, communication protocols and application software.

     The Company offers a wide range of standard fax modem products with speeds ranging from 9600 bps to 33.6 Kbps (V.34). The Company is now shipping V.34 fax modems to leading fax machine OEMs with whom Semiconductor Systems collaborated on the standardization of V.34 protocols and interoperability for fax applications. The Company's FAXENGINE(TM) family of complete system-level fax chipsets consists of a fax controller, fax modem and system firmware to provide all the standard facsimile functions. Optional features include digital answering machine and full-duplex speakerphone functionality.

     The Company is also integrating additional functionality with its core fax modem to address the high-performance MFP market and offers the MFPEngine(TM) family of products which combine the functions of traditional stand-alone business machines, such as fax, copier, printer and scanner machines, into a two-chip semiconductor chipset. In order to accelerate development time for its MFP products, the Company has entered into strategic partnerships with market leaders in key technology areas.

  WIRELESS COMMUNICATIONS

     The Wireless Communications product platform provides components, subsystems and system-level semiconductor products for wireless voice and data communications. The Company supplies silicon and GaAs-based components and systems for use in digital cordless telephones, digital cellular handsets and base stations and GPS receivers. Many of these products include DSPs, A/D and D/A converters, microcontrollers and RFICs, together with optimized signal processing algorithms, communication protocols and applications software.

     The Company is the world leader in supplying complete antenna-to-microphone system-level semiconductor products for the 900 MHz DSS digital cordless telephone market. DSS technology offers extended range, improved voice quality and increased security relative to traditional analog cordless phones and other digital cordless products.

     The Company is the worldwide leader in supplying GaAs power amplifiers for use in digital cellular handsets. The Company's power amplifier micromodules provide a smaller package, lower parts count and lower power consumption than traditional multiple discrete component solutions. The Company supplies digital cellular handset OEMs with power amplifier components for a wide range of digital cellular standards, including the GSM (Global System for Mobile Communications) standard, the CDMA (Code Division Multiple Access) standard and the TDMA (Time Division Multiple Access) standard. The Company also supplies GaAs single and dual band receivers for cellular base stations for the GSM and CDMA digital cellular standards.

     The Company is developing RFICs, chipset subsystems that integrate the functions of mixers, oscillators and amplifiers and thereby reduce the number of radio frequency ("RF") components, for use in digital cellular handsets. The first RFICs to be offered by the Wireless Communications product platform are for the CDMA standard.

     The Company is developing semiconductor system solutions for GSM handsets that will seek to integrate the RF front end, which receives and filters the RF signal, with the baseband backend, which processes the voice signal, to provide digital cellular handset OEMs with complete antenna-to-microphone system-level chipsets in smaller, less expensive and less power consuming packages. These chipsets are designed to enable OEMs to provide a broad range of low- to high-end products, while improving time-to-market performance.

     The Company designs and manufactures GPS receiver components and supplies them to OEMs for incorporation into end products for marine, automotive and personal computer applications. GPS receivers use signals from a series of satellites to provide precise location determination anywhere on earth. Building on Rockwell's long heritage as an industry leader in GPS military receivers and satellites, the Company offers the 12-channel Jupiter(TM) GPS receiver module on a printed circuit board for lower-volume applications and the two-device Zodiac(TM) chipset for high-volume applications.

     The Company markets and sells its Wireless Communications products to a wide variety of cellular and cordless telephony OEMs who require various levels of integration for wireless components.

  DIGITAL INFOTAINMENT

     The Digital Infotainment product platform provides semiconductor products that perform communication and media processing functions within a variety of electronics equipment for digital information and entertainment. Digital infotainment is the delivery of digitally encoded information or entertainment content to the consumer from a storage device or via broadcast transmission over the air or satellite or cable network, for display on a television set or on a PC. As entertainment media transition to a digital format, a convergence of functionality is taking place, wherein televisions become more interactive devices through digital set-top boxes and PCs enable more home entertainment applications. The Company offers broadband wireless communications and cable modem products and RF tuners, which process high-speed data, voice and video transmissions from various sources. The Company is also developing semiconductor products and systems for digital infotainment applications by combining communications technologies with video encoder and decoder technology, which convert video signals for television to a format that can be displayed on a PC monitor or PC images to a format that can be displayed on a television. Many of the Company's Digital Infotainment products include DSPs, A/D and D/A converters and microcontrollers, together with optimized signal processing algorithms, communication protocols and application software.

     The Company offers high-speed broadband wireless and cable communication and demodulation tuner integrated circuits (ICs). These products process the signals received from various broadband transmissions, such as satellites, cable or MMDS microwave transmissions, and send high-speed and high-resolution digital information and entertainment both to PCs and other consumer appliances. The Company is currently a leading supplier of products for digital MMDS. The Company has developed a tuner and demodulator product for receiving satellite transmissions, in which the tuner section receives the RF input signal and performs channel selection, filtering and RF to baseband conversion and the demodulator section processes and decodes the video signal. The Company plans to sell these products to manufacturers of set-top boxes, satellite service providers and PC OEMs and add-in card manufacturers for use in PC receiver cards and in products which provide interactive services.

     The Company currently supplies analog modem chipsets for set-top boxes which provide users with interactive capability over traditional telephone lines. The Company is also developing a family of cable modem chipsets that will enable data transmission at speeds up to 100 times the speed of the fastest conventional analog modems. These system-level semiconductor chipsets are designed to enable OEMs to develop client-side modems that support the Multimedia Cable Network Systems Data Over Cable Services Interface Specifications ("MCNS/DOCSIS") and to combine communications and media processing technology. These cable modems can be used internally in a set-top box or a PC or as a stand-alone appliance external to a PC.

     For the PC platform, the Company also offers its Fusion(TM) family of NTSC/PAL/SECAM analog-to-digital video decoders which enable use of the PC to receive radio and television broadcasts and create and edit videos. The Company markets and sells video encoder and decoder components, as well as integrated decoder/tuner products, to PC subsystem manufacturers and also markets its products to leading PC OEMs.

  NETWORK ACCESS

     The Network Access product platform provides network infrastructure OEMs with semiconductor products for electronic equipment that resides at communications access points between individual client users and wide area networks ("WANs"). These products enable the transportation of voice, data and video between and within networks. WAN access equipment provides connectivity for PCs, fax machines, cellular telephones and local area networks ("LANs") through the Public Switched Telephone Network, the Internet, intranets and other high speed corporate data networks, cellular networks and cable networks. WAN transport equipment provides network backbone point-to-point communications at very high speeds. Many of the Company's Network Access products include DSPs, A/D and D/A converters and microcontrollers, together with optimized signal processing algorithms, communication protocols and applications software.

     The Company is a leading supplier of analog modem chipsets for central site equipment used by Internet service providers ("ISPs"). Utilizing the same core 56 Kbps analog modem technology used in client-side PC modems supplied by the Personal Computing product platform, the Network Access product platform offers network infrastructure OEMs complete system-level chipsets for high-density remote access servers used by ISPs. These central site modems can support data, fax and voice over IP (Internet Protocol). The Company is developing a complete system-level solution for xDSL network modems which, together with the client-side xDSL modem products offered by the Personal Computing product platform, will enable high-speed digital Internet connectivity at speeds of up to 8 Mbps over existing telephone lines.

     The Company supplies network infrastructure OEMs with semiconductor products that enable telecommunications and data communications companies to deploy digital T1/E1 and T3/E3 communications over existing telephone lines. The Network Access product platform offers line interface units, framers and controllers for a variety of networking equipment. In addition, the Network Access product platform offers xDSL products which simplify the deployment of T1/E1 transmission lines by eliminating the need for repeaters and other line conditioning equipment to achieve digital service at speeds up to 1.5 Mbps.

     The Company also supplies chipsets to network infrastructure OEMs for ATM packet-switched networking products, which subdivide digital information into individual packets with unique identifiers to be sent by various routes through the network and reassembled at their destination, for high speed voice, video and data transmission. These segmentation and reassembly ("SAR") chipsets implement the ATM specifications for subdividing and reassembling data, enabling transmission speeds of 155 Mbps, and the Company is developing a family of 622 Mbps SAR devices. In addition, the Company has developed mixed-signal intensive physical layer devices (PHYs), which enable transmission of ATM packets and, together with its SAR products, allow the Company to provide network system OEMs with a complete semiconductor system for ATM transmissions.

     The Network Access product platform also offers a GaAs-based front-end transceiver chipset for 2.5 Gbps transmission (OC-48) over fiber-optic lines based on SONET and SDH communication standards. The Company is developing a similar GaAs transceiver chipset for next generation 9.6 Gbps (OC-192) optical standards.

     The Company markets and sells WAN access products to network infrastructure OEMs that provide high density remote access equipment, primarily for the ISP market. The Company markets and sells WAN transport products to network infrastructure OEMs that provide WAN hubs, routers, switches, analog and digital multiplexors and other multi-service networking equipment.

CUSTOMERS; SALES AND MARKETING

     The Company markets and sells its products to leading OEMs of communications electronics products in each of its product platforms, including the following:

PERSONAL COMPUTING (PC OEMs, PC systems integrators, retail modem manufacturers and modem subsystem manufacturers)

Acer Incorporated               Dell Computer Corporation       International Business
Apple Computer, Inc.            Diamond Multimedia                Machines Corporation
Aztech Systems Ltd.               Systems, Inc.                 Packard Bell NEC, Inc.
Best Data Products, Inc.        Fujitsu Limited                 Psion Dacom plc
Boca Research, Inc.             GVC Corporation                 Toshiba Corporation
Compaq Computer Corporation     Hewlett-Packard Company

PERSONAL IMAGING (Fax and multifunction peripherals manufacturers)

Brother Industries, Ltd.        Lexmark International           Ricoh Company Ltd.
Canon Inc.                        Group, Inc.                   Sagem S.A.
Daewoo Telecom Ltd.             Matsushita Electric Industrial  Samsung Electronics Co., Ltd.
Fuji Xerox Co., Ltd.              Co., Ltd.                     Sanyo Electric Company Ltd.
Hewlett-Packard Company         NEC Corporation                 Sharp Corporation
Kinpo Electronics Inc.          Olivetti S.p.A.

WIRELESS COMMUNICATIONS (Wireless base station equipment, cellular and cordless handset and navigation systems manufacturers)

Casio PhoneMate Inc.            NEC Corporation                 Samsung Electronics Co., Ltd.
Ericsson, Inc.                  Nokia Corporation               Sanyo Electric Company Ltd.
Fujitsu Limited                 Northern Telecom Limited        Sharp Corporation
Lowrance Electronics, Inc.      QUALCOMM Incorporated           Sony Corporation
Mitsubishi Wireless             Sagem S.A.                      Uniden Corporation
  Communications, Inc.

DIGITAL INFOTAINMENT (PC OEMs, PC subsystem manufacturers, set-top box manufacturers and satellite service providers)

ATI Technologies, Inc.          Hewlett-Packard Company         Sony Corporation
Compaq Computer Corporation     Hughes Network Systems, Inc.    Sun Microsystems, Inc.
EchoStar Communications         Intel Corporation               Thomson Corporation
  Corporation                   Matsushita Electric Industrial  Toshiba Corporation
Gateway 2000, Inc.                Co., Ltd.                     Web TV Networks, Inc.
General Instruments, Inc.       Philips Electronics N.V.

NETWORK ACCESS (Data communications and telecommunications network infrastructure manufacturers)

ADC Telecommunications, Inc.    Cisco Systems, Inc.             Lucent Technologies, Inc.
Alcatel Data Networks, S.A.     Copper Mountain, Inc.           Newbridge Networks Corporation
Ascend Communications, Inc.     ECI Telecommunications          Nokia Corporation
Cabletron Systems, Inc.         Ericsson, Inc.                  Northern Telecom Limited
CIENA Corporation               Fujitsu Limited                 Tellabs, Inc.

     Semiconductor Systems has a worldwide sales organization comprised of approximately 215 employees as of September 30, 1998, with 10 domestic and 13 international sales offices. To complement its direct sales and customer support efforts, the Company also sells its products through approximately 44 independent manufacturers' representatives and approximately 50 distributors. The Company has a marketing staff that is organized around its five product platforms. In addition, the Company's design and applications engineering staff is actively involved with customers during all phases of design and production and provides customer support through the Company's worldwide sales offices, which are generally in close proximity to customers' facilities.

COMPETITION

     The semiconductor industry in general and the markets in which the Company competes in particular are intensively competitive. The Company competes worldwide with a number of United States and international manufacturers that are both larger and smaller than the Company in terms of resources and market share. In addition, customers for certain of the Company's products offer other products that compete with similar products offered by the Company. The Company believes that the principal competitive factors for silicon providers to the Company's addressed markets are product performance, level of integration, quality, compliance with industry standards, price, time-to-market, system cost, design and engineering capabilities, new product innovation and customer support. The specific bases on which the Company competes vary by product platform. See "Risk Factors -- Competition".

     Within PC analog modem products, the Company competes primarily with Lucent in the PC OEM market and with Cirrus Logic, Inc. and Lucent in the PC system integrator market. For semiconductor sales to retail modem manufacturers, the Company competes primarily with Texas Instruments Incorporated (which supplies basic DSP chipsets without communications software to 3Com/U.S. Robotics Corporation) and Lucent. The Company's competitors in the Personal Imaging market include Hyundai Electronics Industries Co., Ltd., Matsushita Electric Industrial Co., Ltd., Samsung Electronics Co., Ltd. and Toshiba Corporation. The Company's competitors in the markets addressed by the Wireless Communications platform include ANADIGICS, Inc., Analog Devices, Inc., Hitachi Ltd., Lucent, Motorola, Inc., National Semiconductor Corporation, Philips Electronics N.V., RF Micro Devices, Inc., Siemens Corporation, Texas Instruments Incorporated, TriQuint Semiconductor, Inc. and VLSI Technology, Inc. In the Digital Infotainment market, competitors of the Company include Broadcom, Inc., C-Cube Microsystems, ITT Industries, Inc., Libit Signal Processing Ltd., LSI Logic Corporation, Philips Electronics N.V., STMicroelectronics N.V. and VLSI Technology, Inc. In the Network Access market, competitors of the Company include Analog Devices, Inc., Applied Micro Circuits Corporation, Level One Communications Incorporated, Lucent, MMC Networks, Inc., PMC-Sierra Inc., STMicroelectronics N.V., Siemens Corporation, Texas Instruments Incorporated and Vitesse Semiconductor, Inc.

RAW MATERIALS AND SUPPLIES

     The Company believes it has adequate sources for the supply of raw materials and components for its manufacturing needs with suppliers located around the world. Blank wafers and other raw materials used in the production of the Company's CMOS products are available from several suppliers. However, the Company is dependent on a single source supplier for epitaxial wafers used in the GaAs semiconductor manufacturing processes at its Newbury Park, California facility. The number of qualified alternative suppliers for such wafers is limited and the process of qualifying a new epitaxial wafer supplier could require a substantial leadtime. Although the Company historically has not experienced any significant difficulties in obtaining an adequate supply of raw materials and components necessary for its manufacturing operations, the loss of a significant supplier or the inability of a supplier to meet performance and quality specifications or delivery schedules could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors -- Manufacturing Risks".

RESEARCH AND DEVELOPMENT

     The Company has significant research, development, engineering and product design capabilities. At September 30, 1998, the Company employed approximately 1,500 engineers.

     Ongoing research and development projects in each of the Company's product platforms include the following: In the Personal Computing platform, the Company is developing a software modem that replaces

DSP and microcontroller functions traditionally enabled through hardware chip devices with software to be processed by the host PC's processor. For its Personal Imaging platform, the Company is developing MFP chipsets that provide a complete suite of office equipment in a single platform, with future development planned for combined monochrome and color devices. In the Wireless Communications platform, the Company is developing complete antenna-to-microphone system solutions for 900 MHz GSM cellular handsets, with future developments in similar products for all three GSM frequency bands planned. For the Digital Infotainment platform, the Company is focusing its development efforts on next generation MCNS compliant cable modems with higher levels of function, performance and integration and is working with major OEMs and CableLabs to develop technical specifications for packet voice telephony. In the Network Access platform, the Company is investing in WAN solutions, particularly T1/E1, T3/E3 and SONET products, focusing on integrating functionality, reducing power requirements and increasing the port density of network access equipment.

     The Company spent $337 million, $280 million and $155 million in fiscal 1998, 1997 and 1996, respectively, on research and development. The Company expects to spend approximately $250 million on research and development in fiscal 1999. See "Risk Factors -- Research and Development Expenses" and
"-- Future Capital Sources".

     Rockwell's Science Center also provides assistance to the Company in the development of various technological and product advancements and will continue to provide assistance after the Distribution. See "Arrangements Between Rockwell and the Company -- Transition Agreement".

INTELLECTUAL PROPERTY

     Numerous United States and foreign patents and patent applications are owned or licensed by the Company relating to its manufacturing operations and other activities. The Company has filed federal and international trademark applications seeking registered protection of the Conexant name and logo. In addition, the Company owns a number of other trademarks applicable only to certain of its products. Management believes that intellectual property, including patents, patent applications and licenses, and trademarks are of material importance to the Company. In addition to the protection of its proprietary technologies and processes, the Company is seeking to strengthen its intellectual property portfolio to enhance its ability to obtain cross-licenses of intellectual property from others, whether to obtain access to intellectual property the Company does not possess or to resolve potential intellectual property claims against the Company, without the need to make financial payments.

     Various claims of patent infringement have been made against the Company. Management believes that none of these claims will have a material adverse effect on the consolidated financial statements of the Company. Pursuant to the Distribution Agreement, the Company will assume all liabilities in respect of intellectual property matters related to current and former operations of Semiconductor Systems. See "-- Legal Proceedings" and "Risk
Factors -- Intellectual Property Matters". Prior to the Distribution, Rockwell will contribute $65 million in cash to the Company, which will be placed in an escrow account to be used to satisfy Semiconductor Systems' obligation with respect to the Celeritas litigation matter. See "Arrangements Between Rockwell and the Company -- Distribution Agreement".

EMPLOYEES

     As of September 30, 1998, Semiconductor Systems had approximately 6,300 full-time employees, of whom approximately 1,500 were engineers. Approximately 500 Semiconductor Systems employees in the United States and 1,050 employees in Mexico are covered by collective bargaining agreements. In July 1998, following a 50-day strike by members of the International Brotherhood of Electrical Workers (IBEW) Local 2295, Semiconductor Systems entered into a collective bargaining agreement with that union covering approximately 500 employees at the Company's Newport Beach, California facility. The agreement will expire in May 2003. No other significant work stoppages have occurred in the past five years.

     In September 1998, in connection with its plan to restructure its business, the Company announced a worldwide workforce reduction of approximately 10 percent and the closure and planned disposition of its

Colorado Springs, Colorado wafer fabrication facilities (which will be distributed to Rockwell prior to the Distribution). The plan included the offer of voluntary early retirement packages to certain eligible employees, approximately 185 of whom have accepted the early retirement program.

CYCLICALITY; SEASONALITY

     The semiconductor industry is highly cyclical. Sales of the Company's Personal Computing, Wireless Communications and Personal Imaging product platforms are subject to seasonal fluctuation related to the increase in sales of products which include the Company's products, such as PCs, cordless and cellular telephones and fax machines, generally associated with the Christmas season. The Company's sales for these product platforms generally increase beginning in August and September and continue at a higher level through the end of the calendar year. See "Risk Factors -- Cyclical Nature of the Semiconductor Industry" and " -- Fluctuations in Operating Results".

PROPERTIES

     At September 30, 1998, the Company operated four manufacturing facilities in the United States and one facility in Mexico. It also had 13 design centers and 23 sales offices. These facilities had an aggregate floor space of approximately 3.0 million square feet, approximately 70 percent of which was owned and approximately 30 percent of which was leased. Approximately 676,000 square feet of the Company's owned facilities is unused space at the Company's Colorado Springs, Colorado facility. Another 72,000 square feet of leased office space in San Diego, California is unoccupied and 19,200 square feet of leased warehouse space in El Paso, Texas is vacant. As of September 30, 1998, there were no major encumbrances (other than financing arrangements which in the aggregate are not material) on any of the Company's property, plants or equipment. In the opinion of management, the Company's properties have been well maintained, are in sound operating condition and contain all the equipment and facilities necessary to operate at present levels. A summary of floor space of the Company's facilities at September 30, 1998 is as follows:

                                                     OWNED         LEASED
TYPE OF FACILITY                                   FACILITIES    FACILITIES    TOTAL
----------------                                   ----------    ----------    -----
                                                     (IN THOUSANDS OF SQUARE FEET)
Manufacturing....................................    1,719          152        1,871
General office space.............................      403          727        1,130
                                                     -----          ---        -----
          Total..................................    2,122          879        3,001
                                                     =====          ===        =====

     The following table outlines the functions and capabilities of the Company's major manufacturing facilities:

         FACILITY                      FUNCTION                      CAPACITY
         --------                      --------                      --------
Newport Beach, California     Wafer fabrication facility    - 4500 8-inch wafer starts
                              - Class 1 and Class 10          per week
                                clean rooms
                              - 0.25-0.5 micron CMOS
                              - RF BiPolar
                              - Embedded flash, BiCMOS
                                in development

Newbury Park, California      GaAs wafer fabrication        - 500 4-inch wafer starts
                              facility                        per week
                              - 2.0 micron HBT
                                Fmax 50 GHz
                              - 0.7 micron MESFET

Mexicali, Mexico              Assembly and test facility    - 110 million assembly
                              - High volume/low cost          starts per year
                                multichip modules

El Paso, Texas                Module design and assembly    - 400,000 modules and
                              facility                        systems per month

     The Company's headquarters and primary wafer fabrication facility are located in Newport Beach, California, consisting of approximately 633,000 square feet of owned and approximately 420,000 square feet of leased floor space; approximately 80,000 square feet is subleased to several tenants. This location includes a 130,000 square foot wafer fabrication facility. The Company manufactures GaAs products at its wafer fabrication facility located in Newbury Park, California. In September 1998, the Company announced that it will close and dispose of its wafer fabrication facilities in Colorado Springs, Colorado. Prior to the Distribution, the Company will distribute its wafer fabrication facilities in Colorado Springs, Colorado to Rockwell.

     The Company owns an approximately 198,000 square foot assembly and test facility in Mexicali, Mexico, which has been in operation for over 25 years. The Mexicali facility assembles semiconductor die from the Company's wafer fabrication facilities and outside foundry sources into various types of chipset packages and tests the packages using automatic test equipment with a full range of analog, digital and radio frequency capability. This facility is ISO 9002 certified and focuses on high volume, industry standard plastic packaging but has the capability to manufacture a wide variety of high- and low-volume and specialized packages using conventional and proprietary assembly techniques.

     The Company operates a fully integrated electronic module design and assembly facility in El Paso, Texas, consisting of approximately 152,000 square feet of leased manufacturing space. This facility provides full turnkey design capabilities and the ability to manufacture and test standard and custom products for each of the Company's product platforms, ranging from prototypes to high volume production. At this facility, the Company integrates its semiconductor chipset devices into electronic modules, such as internal cards for PCs and digital infotainment equipment and standard PCMCIA interface cards, as well as custom products and complete, market-ready systems. This facility has been ISO 9002 certified since 1993.

     The Company's design centers provide design engineering and product application support as well as after-sales customer service. The design centers are strategically located around the world to be in close proximity to the Company's OEM customers and to take advantage of key technical and engineering talent worldwide.

     Certain of the Company's facilities, including the Newport Beach, California and Mexicali, Mexico facilities, are located near major earthquake fault lines. The Company maintains only minimal earthquake insurance with respect to these facilities. A portion of the Mexicali, Mexico facility is seismically isolated and the Company is currently undertaking a $28 million program to seismically isolate certain portions of its Newport Beach, California facility. See "Risk Factors -- Manufacturing Risks".

ENVIRONMENTAL MATTERS

     Federal, state and local requirements relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment have had and will continue to have an impact on the manufacturing operations of Semiconductor Systems. Thus far, compliance with environmental requirements and resolution of environmental claims have been accomplished without material effect on Semiconductor Systems' liquidity and capital resources, competitive position or financial statements.

     Semiconductor Systems has been designated as a potentially responsible party ("PRP") at one Superfund site located at a former silicon wafer manufacturing facility and steel fabrication plant in Parker Ford, Pennsylvania formerly occupied by Semiconductor Systems. The site was also formerly occupied by Recticon Corporation and Allied Steel Products Corporation, each also named as a PRP and each of which is insolvent. The remediation plan for the site includes installation of a public water supply line and a groundwater pump and treat system, as well as routine groundwater sampling. Management estimates the total reasonably possible costs the Company could incur for the remediation of this Superfund site to be approximately $4 million and has accrued for these costs as of September 30, 1998.

     In addition, the Company is engaged in two other remediations of groundwater contaminations at its Newport Beach and Newbury Park, California facilities. Management estimates the total reasonably possible costs the Company could incur for these remediations to be approximately $5 million and has accrued for these costs as of September 30, 1998.

     Pursuant to the Distribution Agreement, the Company will assume all liabilities in respect of environmental matters related to current and former operations of Semiconductor Systems. See "Arrangements Between Rockwell and the Company -- Distribution Agreement".

     Management of the Company believes that Semiconductor Systems' expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the Company's liquidity and capital resources, competitive position or financial statements. Management cannot assess the possible effect of compliance with future requirements. See "Risk Factors -- Environmental Matters".

LEGAL PROCEEDINGS


     On September 27, 1995, Celeritas Technologies, Ltd. filed a suit against Rockwell in the U.S. District Court for the Central District of California for patent infringement, misappropriation of trade secrets and breach of contract relating to cellular telephone data transmission technology utilized in certain modem products produced by the Company in 1995 and 1996. The court entered judgment against Rockwell in January 1997 and, in ruling on post-trial motions in July 1997, entered a revised judgment awarding damages of $57 million, plus interest. On July 20, 1998, the U.S. Court of Appeals for the Federal Circuit reversed the holding of the trial court based on patent infringement and found Celeritas's patent invalid but affirmed the trial court holding based on breach of contract. The Company's petition for a rehearing (and rehearing en banc) and a motion to certify the contract issue to the California Supreme Court were denied in September 1998. The Company continues to believe that the judgment is in error and on November 23, 1998 filed a petition for certiorari with the United States Supreme Court. At September 30, 1998, $65 million had been accrued for the ultimate resolution of this matter. Prior to the Distribution, Rockwell will contribute $65 million in cash to the Company, which will be placed in an escrow account to be used to satisfy the Company's obligation with respect to the Celeritas matter. See "Arrangements Between Rockwell and the Company -- Distribution Agreement".


     The Company was joined on April 7, 1998 as a defendant in a suit filed by Harris Corporation against PairGain Technologies, Inc. in the Superior Court of California for Orange County. Harris alleges that a "teaming agreement" between it and PairGain to develop a complete ADSL solution constituted a joint venture and that the Company's subsequent exclusive agreement with PairGain to develop digital modem products using PairGain's ADSL technology constituted an intentional interference with contractual relations, intentional interference with prospective economic advantage, negligent interference with contractual relations and an unfair trade practice in violation of the California Business & Professions Code. The Company believes it has meritorious defenses to these claims and will vigorously defend this action. Discovery is ongoing.

     On October 14, 1997, Brent Townshend filed suit against Rockwell and the Company in the Superior Court of California for San Mateo County seeking an injunction to halt the sale of products containing the Company's K56Flex(TM) chipsets and requesting unspecified damages, claiming that the Company had engaged in unfair competition, misappropriation of trade secrets, breach of contract and breach of confidence by using technical information disclosed in confidence by Mr. Townshend to accelerate its development of 56 Kbps modem technology. The Company is vigorously defending its position that it independently developed the 56 Kbps modem technology using entirely its own skills and public domain information. Trial on this matter is expected to commence in the spring of 1999.

     On July 29, 1991, Shumpei Yamazaki filed suit against a Japanese subsidiary of Rockwell in the Tokyo District Court, Twenty-ninth Civil Division for patent infringement relating to the Company's facsimile modem chipsets seeking 685 million yen (approximately $5.89 million based on the exchange rate on October 30, 1998) and court costs. In October 1998, the District Court rendered its decision dismissing the suit, from which decision Mr. Yamazaki has appealed. The Company believes it has meritorious defenses to these claims and will vigorously defend this action.

     On May 30, 1997, Klaus Holtz filed suit against Rockwell in the U.S. District Court for the Northern District of California for patent infringement relating to the Company's modem products utilizing the V.42bis standard for data compression. The Company believes that it has meritorious defenses to these claims and will vigorously defend this action. The case is expected to go to trial in the first half of 1999.

     On May 6, 1998, Western Atlas, Inc. filed suit against Rockwell in the U.S. District Court for the Southern District of Texas alleging infringement of several patents acquired by Western Atlas covering certain aspects of GPS technology. The complaint explicitly identifies the Company's Jupiter(TM) GPS receiver as an allegedly infringing product. The Company believes that it has meritorious defenses to these claims and will vigorously contest the infringement claims and the validity of the asserted patents. No trial date has been set in this matter.

     On May 5, 1997, former shareowners of Brooktree Corporation ("Brooktree"), now a subsidiary of the Company, commenced a class action in the Superior Court of the State of California for the County of San Diego against Brooktree and officers of Brooktree alleging fraud on the market by Brooktree and its officers arising from allegedly false statements made during introduction of certain Brooktree products in 1995 and 1996. Following dismissal of that action, a similar action was filed in the United States District Court for the Southern District of California. On March 10, 1998, the complaint was dismissed without prejudice, and on August 14, 1998, plaintiffs filed an amended complaint in this action. The Company believes that is has meritorious defenses to these claims and will vigorously defend this action.

     The Company conducts its business in market sectors where the Lemelson Foundation broadly asserts certain intellectual property rights against all participants. The Lemelson Foundation has made explicit demands that virtually all semiconductor companies must be licensed under those intellectual property rights and must pay the Foundation a royalty calculated as a percentage of product sales. The Lemelson Foundation thereafter filed a patent infringement suit in the U.S. District Court in Arizona against approximately twenty defendants from the semiconductor industry. Although the Company has received notice from the Lemelson Foundation, stating its desire to negotiate a license under which the Company would operate, the Company has not been named or joined in the pending Arizona litigation. If the Lemelson Foundation prevails in the Arizona litigation, the Company would expect to negotiate a royalty no worse than the industry-wide royalty established as a result of that lawsuit. It is the Company's position that a portion of any such royalty the Company would be obligated to pay should be indemnified by certain vendors to the Company. If the Lemelson Foundation were to lose the Arizona litigation, the Company would expect to benefit from that result and avoid the obligation to pay any royalty.

     Various other lawsuits, claims and proceedings have been or may be instituted or asserted against Rockwell or the Company or their respective subsidiaries relating to Semiconductor Systems, including those pertaining to product liability, intellectual property, environmental, safety and health, and employment matters.

     Pursuant to the Distribution Agreement, the Company will assume responsibility for all current and future litigation (including environmental and intellectual property proceedings) against Rockwell or its subsidiaries in respect of Semiconductor Systems.

     Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, based on its evaluation of matters which are pending or asserted, management of the Company believes the disposition of such matters will not have a material adverse effect on the financial statements of Semiconductor Systems.

GENERAL

     In connection with the sale of Rockwell's aerospace and defense businesses to The Boeing Company in December 1996, Semiconductor Systems was reorganized as a wholly-owned subsidiary of Rockwell in the form of the Company, a Delaware corporation incorporated in September 1996. The Company's executive offices are located at 4311 Jamboree Road, Newport Beach, California 92660-3095, and its telephone number is (949) 221-4600.

                                CREDIT FACILITY

     The Company has obtained a commitment letter dated October 6, 1998 from Credit Suisse First Boston to provide a senior secured revolving credit facility for the Company. The Credit Facility will be used for working capital and other general corporate purposes of the Company and its subsidiaries following the Distribution. The Company expects to sign a definitive credit agreement including terms substantially as described below prior to the Distribution Date.

     The Credit Facility is expected to be a three-year $350 million revolving loan facility. The Credit Facility will be guaranteed by each of the Company's domestic subsidiaries. It will also be secured by (i) a first-priority security interest in substantially all domestic assets of the Company and its domestic subsidiaries and (ii) a pledge of the stock of the Company's domestic and foreign subsidiaries, subject to certain exceptions to be agreed upon.

     Loans obtained under the Credit Facility will bear interest at a rate per annum equal, at the election of the Company, to either (i) a base rate ("ABR"), which is the higher of Credit Suisse First Boston's prime rate and 0.50 percent over the federal funds rate and (ii) the London interbank offered rate for offshore dollar deposits ("LIBOR"), plus, in either case, a variable margin. For the first six months following the Distribution Date, the margin will be fixed at 75 basis points for ABR-based loans and 175 basis points for LIBOR-based loans. After that, the margin will be based on the Company's total debt to total capitalization ratio. The Company will pay a facility fee on the unused amount of the Credit Facility at a per annum rate that will vary depending on the same criteria used to determine the interest rate margin. The Company also will pay other customary fees.

     The Credit Facility is expected to contain, among other terms, representations and warranties, conditions precedent, covenants, mandatory and voluntary prepayment provisions and events of default customary for facilities of this type. Covenants will include certain restrictions on capital expenditures, consolidations and mergers, sales of assets, incurrence of indebtedness and creation of liens and encumbrances. The Credit Facility is expected to include various financial covenants, including a minimum net worth requirement and required financial ratios in respect of (i) earnings before interest, taxes, depreciation and amortization ("EBITDA") to interest expense,
(ii) debt to EBITDA and (iii) cash, cash equivalents and net accounts receivable classified as current assets to current liabilities.

                              HISTORICAL SELECTED
                                 FINANCIAL DATA

     The following selected financial data have been derived from the financial statements and financial information of Semiconductor Systems. The data should be read in conjunction with the financial statements of Semiconductor Systems and notes thereto included elsewhere in this Information Statement. The statement of operations data for the years ended September 30, 1998, 1997, 1996 and 1995 and the balance sheet data as of September 30, 1998, 1997 and 1996 have been derived from the audited financial statements of Semiconductor Systems. The statement of operations data for the year ended September 30, 1994 and the balance sheet data as of September 30, 1995 and 1994 have been derived from unaudited financial information of Semiconductor Systems.

                                                                     YEAR ENDED SEPTEMBER 30,
                                                           ---------------------------------------------
                                                            1998      1997      1996      1995     1994
                                                           ------    ------    -------    -----    -----
                                                                           (IN MILLIONS)
COMBINED STATEMENT OF OPERATIONS DATA:
Net sales................................................  $1,200    $1,412    $1,470     $ 784    $ 599
Cost of sales............................................     909       744       849       483      347
                                                           ------    ------    ------     -----    -----
Gross margin.............................................     291       668       621       301      252
Research and development.................................     337       280       155        91       74
Selling, general and administrative......................     251       191       150       103       79
Purchased research and development(1)....................      --        30       121        --       --
Special charges(2).......................................     147        --        --        --       --
                                                           ------    ------    ------     -----    -----
Operating (loss) earnings................................    (444)      167       195       107       99
Other income, net........................................      14        13         3         4        1
                                                           ------    ------    ------     -----    -----
(Loss) income before taxes...............................    (430)      180       198       111      100
(Benefit) provision for taxes............................    (168)       54       114        35       33
                                                           ------    ------    ------     -----    -----
Net (loss) income........................................  $ (262)   $  126    $   84     $  76    $  67
                                                           ======    ======    ======     =====    =====
COMBINED BALANCE SHEET DATA:
  (at end of period)
Working capital..........................................  $  256    $  222    $  229     $ 130    $  95
Property (at cost).......................................   1,395     1,342     1,053       653      475
Accumulated depreciation.................................    (682)     (540)     (397)     (302)    (260)
Property, net............................................     713       802       656       351      215
Intangible assets, net...................................      53        87        36        14        9
Total assets.............................................   1,418     1,486     1,383       671      448
Short-term debt..........................................      14        14        14        14       14
Rockwell's net investment................................   1,009     1,107       899       478      301
OTHER DATA:
Capital expenditures.....................................  $  270    $  317    $  380     $ 166    $ 148
Depreciation and amortization............................     220       181       132        61       44
Cash provided by operating activities....................      98       296       315       106       49
Cash used for investing activities.......................    (270)     (382)     (634)     (202)    (147)
Cash provided by financing activities....................     172        86       319        96       98

---------------
(1) Purchased research and development relates to the acquisitions of the Hi-Media broadband communication chipset business of ComStream Corporation in May 1997 and Brooktree Corporation in September 1996.

(2) In September 1998, Semiconductor Systems recorded special charges of approximately $147 million ($90 million after tax) related to its decision to close and dispose of its wafer fabrication facilities in Colorado Springs, Colorado, a worldwide workforce reduction and certain other actions.

                         UNAUDITED PRO FORMA CONDENSED
                      FINANCIAL STATEMENTS OF THE COMPANY

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET OF THE COMPANY

     The unaudited pro forma condensed combined balance sheet of the Company has been derived from the historical balance sheet of Semiconductor Systems and has been prepared assuming the Distribution occurred on September 30, 1998.

     The unaudited pro forma condensed combined balance sheet should be read in conjunction with the historical financial statements of Semiconductor Systems and the notes thereto for the three years ended September 30, 1998 included elsewhere herein. The unaudited pro forma condensed combined balance sheet is not necessarily indicative of the financial position of the Company had the Distribution occurred on September 30, 1998.


                                                                           SEPTEMBER 30, 1998
                                                              ---------------------------------------------
                                                              SEMICONDUCTOR
                                                                 SYSTEMS        PRO FORMA       COMPANY PRO
                                                               HISTORICAL     ADJUSTMENTS(1)       FORMA
                                                              -------------   --------------    -----------
                                                                              (IN MILLIONS)
                                                  ASSETS
Cash........................................................     $   14          $                $   14
Restricted cash.............................................         --               65(2)           65
Receivables.................................................        167                              167
Inventories.................................................        201                              201
Assets held for disposal....................................         42              (42)(3)          --
Deferred taxes and other current assets.....................        163              (36)(3)         104
                                                                                     (23)(2)
                                                                 ------          -------          ------
    Total current assets....................................        587              (36)            551
Property, net...............................................        713                              713
Other assets................................................        118                              118
                                                                 ------          -------          ------
    Total assets............................................     $1,418          $   (36)         $1,382
                                                                 ======          =======          ======

                                    LIABILITIES AND SHAREOWNERS' EQUITY

Short-term debt.............................................     $   14          $                $   14
Accounts payable and accrued liabilities....................        317                              317
                                                                 ------          -------          ------
    Total current liabilities...............................        331                              331
                                                                 ------          -------          ------
Other liabilities...........................................         78                               78
Shareowners' equity:
Rockwell's net investment...................................      1,017           (1,017)(4)          --
Common stock................................................         --               95(4)           95
Additional paid-in capital..................................         --              922(4)          886
                                                                                     (78)(3)
                                                                                      42(2)
Retained earnings...........................................         --                               --
Currency translation........................................         (8)                              (8)
                                                                 ------          -------          ------
    Total shareowners' equity...............................      1,009              (36)            973
                                                                 ------          -------          ------
    Total liabilities and shareowners' equity...............     $1,418          $   (36)         $1,382
                                                                 ======          =======          ======


---------------
(1) Rockwell will pay the costs related to the Distribution which are estimated at $18 million and accordingly, such costs are not reflected in the historical financial statements or as a pro forma adjustment.


(2) Prior to the Distribution, Rockwell will contribute $65 million in cash to the Company, which will be placed in an escrow account to be used to satisfy Semiconductor Systems' obligation with respect to the Celeritas litigation. The adjustment reflects the escrow deposit (which will be set forth as restricted cash on the Company's balance sheet) and the realization by Rockwell of the related tax benefit.


(3) Prior to the Distribution, the Company will distribute its wafer fabrication facilities in Colorado Springs, Colorado (and the related tax benefit) to Rockwell. The adjustment reflects the elimination of the assets held for disposal and the related tax benefit.

(4) To reflect the Distribution as the elimination of Rockwell's net investment and the issuance of an estimated 95 million shares of Company Common Stock, par value $1 per share. This is based on the number of shares of Rockwell Common Stock outstanding on September 30, 1998 of approximately 190 million shares and the distribution ratio of one share of Company Common Stock for every two shares of Rockwell Common Stock outstanding.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS OF THE COMPANY

     The unaudited pro forma condensed combined statement of operations of the Company has been derived from the historical statements of operations of Semiconductor Systems and has been prepared assuming the Distribution occurred on October 1, 1997.

     The unaudited pro forma condensed combined statement of operations should be read in conjunction with the historical financial statements of Semiconductor Systems and notes thereto for the three years in the period ended September 30, 1998 included elsewhere herein. The unaudited pro forma condensed combined statement of operations is not necessarily indicative of the financial results of the Company had the Distribution occurred on October 1, 1997.


                                                           FISCAL YEAR ENDED SEPTEMBER 30, 1998
                                                       ---------------------------------------------
                                                       SEMICONDUCTOR
                                                          SYSTEMS        PRO FORMA       COMPANY PRO
                                                        HISTORICAL     ADJUSTMENTS(1)       FORMA
                                                       -------------   --------------    -----------
                                                          (IN MILLIONS, EXCEPT PER SHARE AMOUNT)
Sales................................................     $1,200          $                $1,200
Cost of sales........................................        909                              909
                                                          ------          -------          ------
     Gross margin....................................        291                              291
Research and development.............................        337                              337
Selling, general and administrative..................        251                              251
Special charges......................................        147                              147
                                                          ------          -------          ------
     Operating loss..................................       (444)                            (444)
Other income, net....................................         14                               14
                                                          ------          -------          ------
Loss before income taxes.............................       (430)                            (430)
Income tax benefit...................................       (168)                            (168)
                                                          ------          -------          ------
     Net loss........................................     $ (262)         $    --          $ (262)
                                                          ======          =======          ======
Loss per share (basic and diluted)...................                                      $(2.65)(2)
                                                                                           ------
Average outstanding shares...........................                                        99.0(2)
                                                                                           ======


---------------

(1) No pro forma adjustment to the pro forma statement of operations is presented with respect to the Company's Colorado Springs, Colorado wafer fabrication facilities that are to be distributed to Rockwell prior to the Distribution. The facilities are comprised primarily of assets (newly constructed wafer fabrication facilities) that have never been placed in service. Production that has occurred at the small fabrication facility that has been in operation at Colorado Springs will be transferred to other manufacturing locations, either the Company's Newport Beach, California facility or outside foundries. The cost of manufacturing these products will not differ significantly as a result of the transfer of production out of Colorado Springs.



(2) Loss per share and average outstanding shares are based on the post-Distribution capital structure of the Company. These amounts are based on average outstanding shares of Rockwell Common Stock of 197.9 million for the year ended September 30, 1998 and the distribution ratio of one share of Company Common Stock for every two shares of Rockwell Common Stock outstanding.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Following the Distribution, the Company will be the world's largest company focused exclusively on providing semiconductor products for communications electronics. Semiconductor Systems continues to implement a strategic transition from a narrow offering of primarily analog PC modem products to a more broadly diversified product portfolio. The Company's product portfolio is now comprised of its Personal Computing platform, which includes analog PC modems, and the following expansion platforms: Personal Imaging, Digital Infotainment, Wireless Communications and Network Access.

     From 1991 through 1997, Semiconductor Systems grew rapidly, with average annual revenue growth of nearly 30 percent, driven principally by the growth of the Internet and a correspondingly robust demand for data modems for personal computers. During this growth period, management recognized that Semiconductor Systems' dependence on analog PC modem products would likely result in declining revenue and profits over time due to the eventual reduced pace of technological change and a market migration to lower cost software-based solutions. In view of the rapid expansion of communications electronics markets in areas beyond traditional analog data and fax modems, the Company decided to diversify its product offerings into new, higher growth markets. Beginning in 1995, the Company aggressively implemented its diversification strategy, more than trebling its annual research and development investments to $337 million in fiscal 1998 and making several strategic acquisitions. See "The Semiconductor Systems Business -- Company Strategy" for a detailed discussion of the Company's diversification strategy. Expansion platforms generated almost half of the Company's total sales in fiscal 1998 and are expected to grow as a percentage of total sales over the next several years. However, the increase in sales in 1998 from the expansion platforms was insufficient to offset the significant decline in margins from the Company's analog PC data modems.

     Following five years of double-digit revenue and profit growth, the introduction of competing next generation 56 Kbps modem technologies in 1997 greatly intensified price competition in the markets for the Company's K56Flex(TM) product and its older V.34 modems, resulting in lower operating earnings. In fiscal 1998, average selling prices of Personal Computing products fell by approximately 50 percent and the annual growth rate for such products fell to approximately 20 percent. The greater than expected decline in prices and lower than expected demand, combined with the Company's increasing investments in its expansion product platforms and manufacturing process technology, resulted in disappointing operating performance in fiscal 1998. This decline in operating performance has been exacerbated by worldwide excess capacity in the semiconductor industry and the weakening economic environment in the Asia-Pacific region.

     The Company's full-year fiscal 1998 pre-tax loss was $430 million ($262 million after tax). The fourth quarter pre-tax loss was $378 million ($234 million after tax) and includes $275 million associated with the following (in millions):

Special charges.............................................  $147(1)
Included in cost of sales:
  Inventory write-offs......................................    66(2)
  Intellectual property matters.............................    43(3)
  Manufacturing capacity underutilization...................    19(4)
                                                              ----
          Total.............................................  $275
                                                              ====

---------------

(1) In September 1998, the Company implemented a comprehensive plan to restructure its business to position the Company for future profitability. A key element of this plan was the decision to close and dispose of its wafer fabrication facilities in Colorado Springs, Colorado. In addition, management decided to reduce its worldwide workforce by 10 percent and to curtail certain market and product development activities. This plan resulted in special charges of $147 million ($90 million after tax), including $103 million related to the write-down of the Colorado Springs facilities to fair value, $15 million for employee severance costs and costs associated with a voluntary early retirement program, $11 million for intangible asset write-offs, and $18 million of other costs, principally lease termination costs, contractual liabilities and other asset write-offs.

(2) In the first quarter of fiscal 1998, the Company experienced strong demand for its modem products, particularly its older V.34 products. As a result of this first quarter demand and forecasts of high demand throughout the balance of fiscal 1998, the Company substantially increased production levels, including the expanded use of external foundries. In the second half of fiscal 1998, market acceptance of the V.90 standard for 56 Kbps modem technology, coupled with the precipitous drop in V.90 modem prices due to intensified competition, substantially reduced the demand for the Company's
    V.34 modem inventory, much of which was produced in early 1998. Lower than anticipated modem sales in the third and fourth quarters of fiscal 1998 and downward revisions to forecasted demand for certain of its products over the next six months, particularly for the V.34 modems, caused the Company to record additional inventory reserves of $66 million in the fourth quarter of fiscal 1998.

(3) On July 20, 1998, the U.S. Court of Appeals for the Federal Circuit affirmed a trial court's judgment of $57 million, plus interest, related to the Company's dispute with Celeritas Technologies, Ltd. As a result, the Company recorded a charge of $35 million to increase its reserve for this matter to $65 million. The Company also recorded additional provisions of $8 million in the fourth quarter related to other intellectual property matters.

(4) In July 1998, the Company reduced production at its manufacturing facilities to levels significantly below capacity, in order to align inventory levels with anticipated market demand. The Company estimates the cost of this manufacturing capacity underutilization in the fourth quarter of fiscal 1998 to be approximately $19 million.

     The Company anticipates an operating loss before tax of approximately $80 million ($50 million after tax) in the first quarter of fiscal 1999. The pre-tax operating loss includes $20 million related to the voluntary early retirement program offered by the Company in September 1998. The first quarter charge relates to those employees who accepted the Company's offer after September 30, 1998. The estimated operating loss also includes higher advertising costs related to the introduction of the Company's new identity and higher operating costs related to the residual effects of lower manufacturing capacity utilization over the last four months. The Company expects to increase production to full capacity in the first quarter of fiscal 1999 and is expecting inventories to be reduced to appropriate levels by the end of the quarter.


     Management believes that, as a result of the comprehensive restructuring plan, as well as other cost reduction initiatives, Semiconductor Systems will be able to reduce operating costs by over $200 million on an annualized basis. Management expects that continued declining average selling prices for analog PC modem products will more than offset an anticipated modest increase in the demand for such products, resulting in lower overall revenues from sales of such products. However, assuming a modest increase in unit demand and a return to the historical pattern of price erosion in the analog PC modem market, as well as the successful implementation of the Company's diversification strategy and restructuring plan, management expects to achieve a return to profitability by the end of fiscal 1999.

RESULTS OF OPERATIONS

     The following table sets forth the Company's sales by product platform (in millions):

                                                               YEAR ENDED SEPTEMBER 30,
                                                              --------------------------
                                                               1998      1997      1996
                                                              ------    ------    ------
Personal Computing..........................................  $  640    $  861    $1,173
Personal Imaging............................................     102       131       113
Wireless Communications.....................................     170       115        45
Digital Infotainment........................................     145       112        32
Network Access..............................................     143       193       107
                                                              ------    ------    ------
          Total.............................................  $1,200    $1,412    $1,470
                                                              ======    ======    ======

     The following table sets forth certain Combined Statement of Operations data of the Company:

                                                               YEAR ENDED SEPTEMBER 30,
                                                              --------------------------
                                                               1998      1997      1996
                                                              ------    ------    ------
                                                                    (IN MILLIONS)
Net sales...................................................  $1,200    $1,412    $1,470
Cost of sales...............................................     909       744       849
                                                              ------    ------    ------
Gross margin................................................     291       668       621
Research and development....................................     337       280       155
Selling, general and administrative.........................     251       191       150
Purchased research and development..........................      --        30       121
Special charges.............................................     147        --        --
                                                              ------    ------    ------
Operating (loss) earnings...................................    (444)      167       195
Other income, net...........................................      14        13         3
                                                              ------    ------    ------
(Loss) income before income taxes...........................    (430)      180       198
(Benefit) provision for income taxes........................    (168)       54       114
                                                              ------    ------    ------
Net (loss) income...........................................  $ (262)   $  126    $   84
                                                              ======    ======    ======

                                                                 YEAR ENDED SEPTEMBER 30,
                                                              -------------------------------
                                                               1998        1997        1996
                                                              -------     -------     -------
                                                              (AS A PERCENTAGE OF NET SALES)
Net sales...................................................   100.0%      100.0%      100.0%
Cost of sales...............................................    75.8        52.7        57.8
                                                               -----       -----       -----
Gross margin................................................    24.2        47.3        42.2
Research and development....................................    28.1        19.9        10.5
Selling, general and administrative.........................    20.9        13.5        10.2
Purchased research and development..........................      --         2.1         8.2
Special charges.............................................    12.2          --          --
                                                               -----       -----       -----
Operating (loss) earnings...................................   (37.0)       11.8        13.3
Other income, net...........................................     1.2         0.9         0.2
                                                               -----       -----       -----
(Loss) income before income taxes...........................   (35.8)       12.7        13.5
(Benefit) provision for income taxes........................   (14.0)        3.8         7.8
                                                               -----       -----       -----
Net (loss) income...........................................   (21.8)%       8.9%        5.7%
                                                               =====       =====       =====

  1998 COMPARED TO 1997

     Net sales. Net sales decreased 15 percent to $1,200 million in fiscal 1998 from $1,412 million in fiscal 1997. This decrease was principally due to a decline in sales of $221 million from PC modems in Personal Computing and $50 million from central site modems in Network Access. The decrease in modem sales in 1998 was due to significant price declines of the Company's V.34 and 56 Kbps products, partially offset by a 20 percent increase in modem unit volume. Personal Imaging sales also declined 22 percent to $102 million, reflecting lower product demand, principally as a result of the protracted Asia-Pacific recession. These sales declines were partially offset by an increase in sales from Wireless Communications and Digital Infotainment. Wireless Communications sales grew 48 percent to $170 million, driven by increased volume of digital cordless telephone chipsets and power amplifier components. Digital Infotainment sales grew 30 percent to $145 million as a result of increased demand for video encoders/decoders and broadband communications products.

     Gross margin. Cost of sales consists predominantly of purchased materials, labor and overhead (including depreciation) associated with product manufacturing, royalty and other intellectual property costs, warranty and sustaining engineering expenses pertaining to products sold. Gross margin decreased 56 percent to $291 million in fiscal 1998 from $668 million in fiscal 1997. As a percentage of sales, gross margin declined to 24 percent in 1998 from 47 percent in fiscal 1997. This decline was due primarily to a 50 percent reduction in average selling prices of PC modem products, slightly offset by higher margins on Wireless Communications and Digital Infotainment products. Gross margin was also adversely impacted by the fourth quarter 1998 inventory write-off of $66 million (5.5 percent of sales), the $43 million charge (3.6 percent of sales) for intellectual property matters and $19 million (1.6 percent of sales) related to the underutilization of manufacturing capacity. The 50-day strike that ended in July 1998 had little or no effect on the full-year operating results of the Company.

     Research and development. Research and development expenses consist primarily of salaries and selected costs of employees engaged in product/process research, design and development activities, as well as related subcontracting activities, prototype development, cost of design tools and technology license agreement expenses. Investments in new product and process development increased 20 percent to $337 million in fiscal 1998 from $280 million in fiscal 1997. This increase was due primarily to investments in expansion platform products, including the expanded use of technology licensing agreements with external partners. Significant product investments were made in audio/telephony modem products, higher density central site modems, ATM, T1/E1 and SONET portfolio expansion, GSM and CDMA RFICs, GSM systems, broadband communication products, including cable modems, and MFP products. The Company also continued investments in specialty process development activities, including Bipolar, BiCMOS and GaAs processes.

     Selling, general and administrative expenses. Selling, general and administrative ("SG&A") expenses consist mainly of employee expenses not related to product manufacturing or research and development, commissions to sales representatives, advertising, marketing expenses, legal costs and provisions for doubtful accounts. SG&A expenses increased 31 percent to $251 million in fiscal 1998 from $191 million in fiscal 1997. This increase was primarily due to higher costs of cooperative advertising programs associated with various channel and brand development campaigns of approximately $26 million and $11 million related to the growth of the worldwide sales organization to support the Company's expanding product portfolio, offset by a reduction in the allowance for doubtful accounts in fiscal 1997, due to favorable resolution of accounts which were previously reserved.

     Operating (loss) earnings. The Company incurred an operating loss of $444 million (including special charges of $147 million) in fiscal 1998, compared to operating earnings of $167 million (including a $30 million charge for purchased research and development) in fiscal 1997.

     Other income, net. Other income consists of royalty income from technology license agreements, gains and losses on sales of property and investments and other non-operating income and expense.

     Net (loss) income. The net loss for fiscal 1998 was $262 million, compared to fiscal 1997's net income of $126 million.

  1997 COMPARED TO 1996

     Net sales. Net sales decreased 3.9 percent to $1,412 million in fiscal 1997 from $1,470 million in fiscal 1996 despite the addition of sales resulting from the acquisition of Brooktree at the end of fiscal 1996. Analog PC modem sales decreased $312 million due to severe price declines in all the Company's PC modem products, primarily in connection with the introduction of the Company's K56Flex(TM) product. Average selling prices for PC modem products declined by 35 percent compared to fiscal 1996, partially offset by a modem unit volume increase of 25 percent. This sales decrease was partially offset by sales increases in the Company's expansion platforms. The Company's Personal Imaging platform grew 16 percent to $131 million, led by a strong demand for fax modem chipsets. Network Access sales grew 80 percent to $193 million, related to sales of remote access concentrators. Digital Infotainment sales grew 250 percent to $112 million, driven by video encoder/decoder product rollouts and the introduction of RF tuner products. Sales in Wireless Communications increased $70 million (or 156 percent) over the prior year primarily due to growth in sales of the Company's digital cordless telephone products and power amplifier components.

     Gross margin. Gross margin increased 7.6 percent to $668 million in fiscal 1997 from $621 million in fiscal 1996. As a percentage of sales, gross margin increased to 47 percent from 42 percent. This increase was due to $107 million of lower costs of intellectual property matters in fiscal 1997 compared to fiscal 1996, partially offset by the impact of approximately 25 percent lower average selling prices for modem products.

     Research and development. Investments in new product and process development increased 81 percent to $280 million in fiscal 1997 from $155 million in fiscal 1996. This increase was due primarily to an increase in investments in mixed signal and manufacturing process technologies and the inclusion of research and development expenditures from Brooktree, the Hi-Media broadband communication chipset business acquired from ComStream Corporation ("Hi-Media") and the Company's other acquisitions.

     Selling, general and administrative. SG&A expenses increased 27 percent to $191 million in fiscal 1997 from $150 million in fiscal 1996. The increase was due to the inclusion of SG&A costs from Brooktree, costs of $6 million related to the growth in the Company's worldwide sales organization and a $7 million increase in advertising costs for the K56Flex(TM) campaign. The increase was partially offset by a decrease in bad debt expense of $26 million associated with receipt of payments for accounts which were previously reserved.

     Operating earnings. Operating earnings (including a $30 million charge for purchased research and development in connection with the acquisition of Hi-Media) were $167 million in fiscal 1997, a decrease of $28 million from operating earnings (including a $121 million charge for purchased research and development in connection with the Brooktree acquisition) of $195 million in fiscal 1996.

     Other income, net. Other income increased $10 million from 1996 to 1997, principally resulting from $7 million of income related to the favorable settlement of a technology license dispute in 1997.

     Net income (loss). Net income in 1997 was $126 million, compared with net income of $84 million in 1996.

INCOME TAXES

     The effective income tax rates for Semiconductor Systems were determined on a stand-alone basis and were 39.1 percent in 1998, 30.0 percent in 1997 and 57.6 percent in 1996. The effective tax rates are generally lower than the statutory rate due to tax benefits utilized by Semiconductor Systems related to export sales and research credits. The effective tax rate was higher in fiscal 1996 due to the non-deductible charge recorded in connection with the Brooktree acquisition.

ACQUISITIONS

     In September 1996, the Company acquired Brooktree, a designer and supplier of mixed-signal integrated circuits for high-speed digital communications and media processing applications, for $254 million, net of cash acquired. The excess of the purchase price over the fair value of tangible net assets of $178 million was allocated to intangible assets, including $50 million for developed technology, $7 million for assembled workforce and $121 million for purchased research and development. Developed technology and assembled workforce are being amortized on a straight-line basis over eight and ten years, respectively.

     Purchased research and development, which represented the value assigned to projects in process at Brooktree at the date of acquisition which had not yet reached technological feasibility and had no alternative future use, was charged immediately to expense. The research and development projects related to three categories of products in process: Communications, which includes products for the telecommunications industry and high-speed T1/E1 applications, as well as WAN and ATM products; Graphics and Imaging, which includes integrated circuits that enable PC vendors to offer cost-effective graphic and video processing; and Multimedia, which includes products that enable PCs to simultaneously control graphics, text, animation, sound and video through use of "packeted data".

     At the date of the acquisition, Brooktree had several projects in process at various stages of completion. The efforts to complete these projects included finalization of design, device layout, fabrication, testing and systems integration. At the date of the acquisition, the estimated amount and timing of effort to complete these projects varied by product platform and averaged approximately $40 million annually for the first five years after the acquisition, declining steadily thereafter.

     In May 1997, the Company acquired Hi-Media for $42 million in cash. The purchase price allocation included $30 million ($19 million after-tax) for purchased research and development. The projects in process at Hi-Media at the date of acquisition which had not yet reached technological feasibility and had no alternative future use related to integrated circuits for the direct broadcast satellite (DBS), wireless (MMDS) and cable modem markets. The efforts to complete these projects included finalization of design, device layout, fabrication, testing and systems integration. At the date of the acquisition, the estimated amount and timing of effort to complete these projects varied by product platform and averaged approximately $11 million annually for the first five years after the acquisition.

LIQUIDITY AND CAPITAL RESOURCES

     Semiconductor Systems has obtained significant investments from Rockwell as the business pursued its strategies of product diversification and development of world-class manufacturing capabilities. Net transfers of cash from Rockwell to Semiconductor Systems totaled $172 million in fiscal 1998, $86 million in fiscal 1997 and $341 million in fiscal 1996.

     Cash provided by operating activities was $98 million in fiscal 1998, $296 million in fiscal 1997 and $315 million in fiscal 1996. The Company's fiscal 1998 operating activities generated almost $100 million in cash despite the significant net loss, due in part to improvement in accounts receivable collections and the non-cash special and other charges included in 1998's net loss. Fiscal 1997's operating cash flow was due to the Company's strong profitability, offset somewhat by the settlement of certain intellectual property matters. Fiscal 1996's operating cash flow was driven by explosive revenue growth principally for the Company's V.34 PC modem products, partially offset by increases in receivables and inventories of $205 million, related to this strong market demand.

     Cash provided by operating activities as well as transfers from Rockwell have funded significant investments in product and process technology, including capital expenditures of $270 million in fiscal 1998, $317 million in fiscal 1997 and $380 million in fiscal 1996. The capital expenditures included capacity expansion at the Company's main fabrication facility in Newport Beach, California and investments in manufacturing process technology to reduce manufacturing costs. The Company also made several strategic acquisitions to broaden its product portfolio and market positions. These acquisitions included Brooktree, for approximately $254 million (net of cash acquired) in fiscal 1996 and Hi-Media for approximately $42 million in fiscal 1997. Investing activities from fiscal 1996 through fiscal 1998 also included approximately $128 million of cash used for the Company's wafer fabrication facilities in Colorado Springs, Colorado.

     Management expects that cash requirements during the next two or three years will be reduced by several factors. As the Company's expansion platforms mature, research and development expenditures should decline from $337 million in fiscal 1998 to approximately $250 million in fiscal 1999. After several years of significant capital investments to improve manufacturing capabilities, the Company expects fiscal 1999 capital expenditures to decline to approximately $160 million from $270 million in fiscal 1998. In addition, the Company is exploring wafer manufacturing alternatives, including the increased use of foundries, joint ventures or other actions. These manufacturing alternatives are expected to keep capital expenditures over the next two to three years below $200 million per year.

     In September 1998, Semiconductor Systems began to take initial steps to obtain financing on a stand-alone basis, in order to operate as an independent company. Prior to the Distribution, the Company expects to enter into a three-year $350 million secured revolving credit facility with a group of banks. See "Credit Facility". Management believes that the credit facility, coupled with improved operating cash flow resulting in part from the actions initiated in the fourth quarter of fiscal 1998, will be sufficient to fund future capital requirements.

     Prior to the Distribution, the Company will distribute its wafer fabrication facilities in Colorado Springs, Colorado (and the related tax benefit) to Rockwell. In addition, Rockwell will contribute $65 million in cash to the Company, which will be placed in an escrow account to be used to satisfy the Company's obligation with respect to the Celeritas litigation.


YEAR 2000 READINESS DISCLOSURE


     Semiconductor Systems has developed plans to address issues related to the impact of the Year 2000 on each of five major areas: the Company's products, business systems (computer systems that handle business processes), infrastructure (servers, desktop computers, networks, telecom systems and software), manufacturing systems (computer systems used in the manufacturing process) and suppliers (critical materials suppliers to the business). Each of the five areas will undergo the following process to ensure readiness for the Year 2000. First, in the inventory phase, all Semiconductor Systems assets are inventoried to identify those that have any type of software or hardware Year 2000-related issues. Second, in the assessment phase, all inventoried items are assessed to confirm that a Year 2000-related issue is present and the extent of remediation required. Third, in the strategy phase, a remediation strategy is created to ensure that all critical systems are upgraded to be Year 2000 ready by December 31, 1999. Fourth, in the conversion/upgrade phase, upgrades are performed on all items identified in the assessment and strategy phases. Finally, in the certification phase, all upgraded items receive final certification testing to verify Year 2000 readiness. Semiconductor Systems has completed the inventory phase for all five areas. In addition, it has completed the assessment and strategy phases and is currently in the conversion and certification phases for the products, business systems and manufacturing systems areas. Semiconductor Systems is currently in the assessment and strategy phases for the infrastructure and supplier areas. Semiconductor Systems is integrating its testing efforts with SEMATECH, a consortium of semiconductor manufacturing companies, to ensure best practice testing. The manufacturing systems, hardware systems and software applications areas are being tested under the SEMATECH guidelines.

     The Company's greatest area of uncertainty centers primarily in the supplier and manufacturing areas, due to the number of equipment and materials suppliers involved and their various stages of readiness for Year 2000. In particular, the Company is dependent on semiconductor equipment manufacturers to supply the upgrades required to remediate Year 2000 issues in the manufacturing systems area and suppliers to upgrade their systems to ensure an uninterrupted supply of materials. A Year 2000-related failure by a significant equipment or materials supplier could result in the temporary slowdown of production by the Company, the duration of which the Company reasonably estimates would be not more than a few days. As a result, the Company's contingency planning centers heavily on the supplier and manufacturing systems areas. For the top 5 to 10 percent of its critical materials and manufacturing suppliers, the Company is planning on-site audits and intends to monitor specific Year 2000-based milestones to ensure compliance. In the event a supplier does not meet the Company's milestones for Year 2000 compliance, the Company is in the process of identifying specific target dates (beginning as early as April 1999) for all critical materials suppliers by which the Company will implement a contingency plan that includes alternate sourcing and stockpiling of materials.

     Part of the Company's initial assessment phase included a detailed Year 2000 questionnaire sent to all critical materials and manufacturing suppliers. This questionnaire included questions on products, services, internal operating systems and the supplier's own supply chain. To date, the Company has received responses from approximately 80 percent of those questioned. The Company is following up the questionnaires, where necessary, with on-site audits to ensure Year 2000 compliance. The Company has also contacted its major customers with respect to their Year 2000 compliance efforts and does not believe that customers will have any Year 2000 compliance problems that would have a material adverse effect on the Company's business.


     In connection with the Company's receipt of transition services pursuant to the Transition Agreement, the Company will rely on certain of Rockwell's computer systems, including its payroll and benefits administration systems, for a period of up to two years after the Distribution. See "Arrangements Between Rockwell and the Company -- Transition Agreement". The Company believes that the Rockwell systems on which it will rely for transition services will be Year 2000 compliant, such that its reliance thereon will not have a material adverse effect on the Company's financial position or results of operations.


     Semiconductor Systems, utilizing both internal and external resources to address the Year 2000 issue, expects to be substantially complete with this project by the middle of calendar year 1999. The current estimate of total project cost is approximately $6 million, which includes the cost of purchasing certain hardware and software. Approximately $5 million of this amount is for capital investments, with the remainder being expenses (primarily salary costs). At September 30, 1998, approximately $500,000 had been spent, with the majority of the remaining amount to be spent within the next year. Semiconductor Systems continues to evaluate the estimated costs associated with these efforts based on actual experience. Management believes, based on available information, that the Company will be able to remediate Year 2000-related issues in the products, business systems and infrastructure areas without any material adverse effect on its business operations, products or financial condition. However, the Company could be adversely impacted by the Year 2000 issues faced by major suppliers, distributors, customers, vendors and financial services organizations with which the Company interacts. Any disruption in the Company's operations as a result of the failure of any of these third parties to be Year 2000 compliant could have a material adverse effect on Semiconductor Systems' business operations, products and financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     The Company's financial instruments include cash, short-term debt and foreign currency forward exchange contracts. At September 30, 1998, the carrying values of the Company's financial instruments approximated their fair values based on current market prices and rates.

     It is the policy of the Company not to enter into derivative financial instruments for speculative purposes. The Company enters into foreign currency forward exchange contracts to protect itself from adverse currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business. These commitments are generally for terms of less than one year. The foreign currency forward exchange contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. The notional amount of all the Company's outstanding foreign currency forward exchange contracts aggregated $17 million at September 30, 1998 and $28 million at September 30, 1997. The gains and losses relating to these foreign currency forward exchange contracts are deferred and included in the measurement of the foreign currency transaction subject to the hedge. The Company believes that any gain or loss incurred on foreign currency forward exchange contracts is offset by the effects of currency movements on the respective underlying hedged transactions.

     Based on the Company's overall currency rate exposure at September 30, 1998, a 10 percent change in currency rates would not have had a material effect on the financial position, results of operations or cash flows of the Company.

CAUTIONARY STATEMENT

     This Information Statement contains statements relating to future results of the Company (including certain projections and business trends) that are "forward-looking statements". Actual results may differ materially from those projected as a result of certain risks and uncertainties. These risks and uncertainties include, but are not limited to, global and market conditions, including, but not limited to, the cyclical nature of the semiconductor industry and the markets addressed by the Company's and its customers' products; demand for and market acceptance of new and existing products; successful development of new products; the timing of new product introductions; the availability and extent of utilization of manufacturing capacity; price erosion; other competitive factors; changes in product mix; fluctuations in manufacturing yields; product obsolescence; the ability to develop and implement new technologies and to obtain protection of the related intellectual property; a modest increase in unit demand and a return to the historical pattern of price erosion in the PC modem market, as well as the successful implementation of the Company's diversification strategy and restructuring plan; labor relations of the Company, its customers and suppliers; competitive product and pricing pressures; timely completion of the Year 2000 modifications by the Company and its key suppliers and customers; and the uncertainties of litigation, as well as other risks and uncertainties, including but not limited to those set forth under "Risk Factors" and those detailed from time to time in the filings of the Company with the Commission.

                                THE DISTRIBUTION

INTRODUCTION

     On November 4, 1998, the Board of Directors of Rockwell approved the Distribution, which will result in the separation of Rockwell into two companies by means of a tax-free spin-off of Semiconductor Systems. The Distribution is expected to occur at the close of business on December 31, 1998 (subject to the satisfaction or waiver of certain conditions set forth in the Distribution Agreement). At the time of the Distribution, the Company will own, directly or through subsidiaries, substantially all of the assets, liabilities (including liabilities relating to former operations) and operations which prior to the Distribution Date comprise Semiconductor Systems. See "The Semiconductor Systems Business".

     Shareowners of Rockwell with inquiries relating to the Distribution should contact the Distribution Agent, telephone number (800) 204-7800, or Rockwell Shareowner Services, telephone number (714) 424-4550. After the Distribution Date, shareowners of the Company with inquiries relating to the Distribution or their investment in the Company should contact the Company at 4311 Jamboree Road, Newport Beach, California 92660-3095, telephone number (949) 221-4600 or ChaseMellon, the Company's Transfer Agent, at P.O. Box 3315, South Hackensack, New Jersey 07606-1915, telephone number (888) 470-5829.

BACKGROUND AND REASONS FOR THE DISTRIBUTION

     Rockwell's Board of Directors believes that the Distribution will accomplish a number of important business objectives and, by enabling Rockwell and the Company to develop their respective businesses separately, should better position the two companies to produce greater total shareowner value over the long term. The Distribution will separate Semiconductor Systems from Rockwell's remaining automation (the "Automation Business") and avionics and communications (the "Avionics & Communications Business") businesses, each with distinct financial, investment and operating characteristics, so that each can adopt strategies and pursue objectives appropriate to its specific business. The Distribution will permit the management of each company to prioritize the allocation of its respective management and financial resources for achievement of its own corporate objectives. In particular, Rockwell believes that the Distribution will permit each business to maximize its strengths and provide greater flexibility to pursue business opportunities, including acquisitions, joint ventures and other business alliances and combinations. In addition, the establishment of Company Common Stock as a separate, publicly-traded equity security will increase the Company's ability to participate in the ongoing process of consolidation in its industry by facilitating the Company's ability to effect acquisitions using Company Common Stock as consideration. Further, the Distribution is expected to allow each of Rockwell and the Company to attract, motivate and retain key personnel by enabling Rockwell and the Company to provide more effective incentive compensation programs that are based on the performance of the respective business in which such individuals are employed without being influenced by the results of the business in which they have no involvement. The Distribution also will enable shareowners and potential investors to evaluate better the financial performance of each business and its strategies, enhancing the likelihood that each will achieve appropriate market recognition for its own performance.

MANNER OF EFFECTING THE DISTRIBUTION

     The Distribution is expected to be made on the Distribution Date to shareowners of record of Rockwell Common Stock as of the close of business on the Record Date. On the Distribution Date, Rockwell will effect the Distribution by delivering all of the outstanding shares of Company Common Stock to the Distribution Agent for allocation to the holders of record of Rockwell Common Stock as of the close of business on the Record Date. In the Distribution, each Rockwell shareowner will receive one share of Company Common Stock for every two shares of Rockwell Common Stock held as of the close of business on the Record Date. The delivery of a share of Company Common Stock in connection with the Distribution also will constitute the delivery of the Company Right (as defined below) associated with such share. Based on the number of shares of Rockwell Common Stock outstanding as of October 31, 1998, approximately 95 million shares of Company Common Stock will be distributed in the Distribution.

     Company shareowners will have their ownership of Company Common Stock registered only in book-entry form. Book-entry registration refers to a method of recording stock ownership in the Company's records in which no share certificates are issued. On the Distribution Date, each owner of Rockwell Common Stock as of the close of business on the Record Date will be credited through book-entry in the records of the Company with the number of whole shares of Company Common Stock received by the shareowner. Commencing on or about the Distribution Date, the Distribution Agent will begin mailing account statements to such Rockwell shareowners indicating the number of shares of Company Common Stock that each such shareowner owns. Following the Distribution Date, any Company shareowner whose ownership of Company Common Stock is registered in book-entry form may obtain at any time without charge, physical certificates to represent the number of whole shares owned by such shareowner by contacting the Transfer Agent. All shares of Company Common Stock distributed in the Distribution will be fully paid and nonassessable and holders thereof will not be entitled to preemptive rights. See "Description of Company Capital
Stock -- Company Common Stock".

     Fractional shares of Company Common Stock will not be distributed. Fractional shares will be aggregated and sold in the public market by the Distribution Agent and the aggregate net proceeds will be distributed ratably to those shareowners entitled to fractional interests. See "-- Certain Federal Income Tax Consequences of the Distribution".

     Participants in the Rockwell Investor Services Program will be credited with the number of whole shares of Company Common Stock distributed in the Distribution in respect of the Rockwell Common Stock held in their accounts. Shares of Company Common Stock credited as a result of the Distribution to participants in the Rockwell Investor Services Program in respect of the Rockwell Common Stock held by such participants in their accounts will be aggregated with shares of Company Common Stock distributed in the Distribution in respect of Rockwell Common Stock held outside such accounts (except shares held in the Rockwell Savings Plan) and will be credited to such shareowner through book-entry in the records of the Company. After such aggregation any fractional shares will be sold and the net proceeds distributed in the same manner as described above.

     Participants in the Rockwell Savings Plan will have their Rockwell Common Stock accounts credited with the number of shares (including fractional shares) of Company Common Stock distributed in the Distribution in respect of the Rockwell Common Stock held in their Rockwell Savings Plan accounts. Individual Rockwell Savings Plan participants, rather than the Rockwell Savings Plan, will have authority to determine if and when shares of Company Common Stock held in their Rockwell Savings Plan accounts will be sold. See "Arrangements Between Rockwell and the Company -- Employee Matters Agreement".

     NO CONSIDERATION WILL BE PAID BY SHAREOWNERS OF ROCKWELL FOR THE SHARES OF COMPANY COMMON STOCK TO BE RECEIVED BY THEM IN THE DISTRIBUTION, NOR WILL THEY BE REQUIRED TO SURRENDER OR EXCHANGE SHARES OF ROCKWELL COMMON STOCK OR TAKE ANY OTHER ACTION IN ORDER TO RECEIVE COMPANY COMMON STOCK.

     The Distribution will not affect the number of outstanding shares of Rockwell Common Stock or the rights attendant thereto. Certificates representing outstanding shares of Rockwell Common Stock will continue also to represent rights to purchase shares of Series A Junior Participating Preferred Stock, without par value, of Rockwell ("Rockwell Junior Preferred Stock") pursuant to the Rights Agreement, dated as of November 30, 1996, between Rockwell and ChaseMellon, as rights agent.

TRADING MARKET

     There is no current trading market for the Company Common Stock, and while a "when-issued" trading market is expected to develop prior to the Distribution, there can be no assurance as to the prices at which trading in the Company Common Stock will occur after completion of the Distribution. See "Risk
Factors --

No Prior Market For Company Common Stock; Volatility; Possibility of Substantial Sales of Company Common Stock".


     The Company Common Stock has been approved for listing on Nasdaq under the trading symbol "CNXT". The Company initially will have approximately 59,000 shareowners of record, based on the number of record holders of Rockwell Common Stock as of October 31, 1998. For certain information regarding options to purchase Company Common Stock that will be or may become outstanding after the Distribution, see "Arrangements Between Rockwell and the Company -- Employee Matters Agreement", "Management of the Company -- Historical Compensation of Executive Officers" and "-- Benefit Plans Following the Distribution".


     Shares of Company Common Stock distributed to Rockwell shareowners in the Distribution will be freely transferable, except for shares received by persons who may be deemed to be "affiliates" of the Company under the Securities Act of 1933, as amended (the "Securities Act"), and the rules promulgated thereunder. Persons who may be deemed to be affiliates of the Company after the Distribution generally include individuals or entities that control, are controlled by, or are under common control with the Company, and may include certain officers and directors of the Company as well as principal shareowners of the Company, if any. Persons who are affiliates of the Company will be permitted to sell their shares of Company Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Rule 144 under the Securities Act.

DIVIDEND POLICY

     It is anticipated that following the Distribution, the Company initially will not pay cash dividends and Rockwell initially will continue to pay quarterly cash dividends at the same annual rate of $1.02 per share as currently paid on Rockwell Common Stock. However, the declaration and payment of dividends by the Company and Rockwell will be at the sole discretion of their respective Boards of Directors.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION

     Rockwell has received the Tax Ruling from the IRS to the effect that the Distribution will qualify as a tax-free reorganization within the meaning of
Section 368(a)(1)(D) of the Code. So long as the Distribution qualifies as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Code and is not disqualified as a tax-free transaction to Rockwell under Section 361(c)(2) of the Code because of a post-Distribution acquisition of Rockwell or the Company by a third party, the material United States federal income tax consequences of the Distribution will be as follows:

          (i) no gain or loss will be recognized by or be includable in the income of a holder of Rockwell Common Stock solely as a result of the receipt of Company Common Stock in the Distribution, except, as described below, in connection with cash received in lieu of fractional shares of Company Common Stock;

          (ii) no gain or loss will be recognized by Rockwell upon the Distribution;

          (iii) assuming that a holder of Rockwell Common Stock holds such Rockwell Common Stock as a capital asset, such holder's holding period for Company Common Stock received in the Distribution will include the period during which such Rockwell Common Stock was held;

          (iv) a Rockwell shareowner who receives cash as a result of the sale of a fractional share of Company Common Stock by the Distribution Agent on behalf of such shareowner will be treated as having received such fractional share in the Distribution and then having sold such fractional share. Accordingly, such shareowner will recognize gain or loss equal to the difference between the cash received and the amount of tax basis allocable (as described below) to such fractional share. Such gain or loss will be capital gain or loss if such fractional share would have been held by such shareowner as a capital asset; and

          (v) the tax basis of Rockwell Common Stock held by a Rockwell shareowner immediately prior to the Distribution will be apportioned (based upon relative fair market values at the time of the Distribution) between such Rockwell Common Stock and Company Common Stock received (including any fractional share of Company Common Stock deemed received) by such shareowner in the Distribution.

     While the Tax Ruling relating to the qualification of the Distribution as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Code generally is binding on the IRS, the continuing validity of the Tax Ruling is subject to certain factual representations and assumptions. Rockwell and the Company are not aware of any facts or circumstances which would cause such representations and assumptions to be untrue. If the Distribution were not to qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Code, Rockwell would recognize taxable gain equal to the excess of the fair market value of the Company Common Stock distributed to Rockwell's shareowners over Rockwell's tax basis in such Company Common Stock. In addition, each Rockwell shareowner who receives Company Common Stock in the Distribution would generally be treated as receiving a taxable distribution in an amount equal to the fair market value of the Company Common Stock. If the Distribution qualified under Section 368(a)(1)(D) of the Code but was disqualified as tax-free to Rockwell under Section 361(c)(2) of the Code because of a post-Distribution acquisition of Rockwell or the Company, Rockwell would recognize taxable gain as described in the second preceding sentence above but the Distribution would generally be tax-free to each Rockwell shareowner as described in the preceding paragraph. See "Risk Factors -- Certain Federal Income Tax Considerations".

     Promptly following the Distribution, information with respect to the allocation of tax basis between Rockwell Common Stock and Company Common Stock will be made available to the holders of Rockwell Common Stock.

     THE FOREGOING IS ONLY A SUMMARY OF THE MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS INTENDED FOR GENERAL INFORMATION ONLY. EACH ROCKWELL SHAREOWNER SHOULD CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES OF THE DISTRIBUTION TO SUCH SHAREOWNER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS, AND AS TO POSSIBLE CHANGES IN TAX LAW THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

     The Tax Allocation Agreement provides that neither Rockwell nor the Company is to take any action inconsistent with, nor fail to take any action required by, the request for the Tax Ruling or the Tax Ruling unless required to do so by law or the other party has given its prior written consent or, in certain circumstances, a supplemental ruling permitting such action is obtained. See "Arrangements Between Rockwell and the Company -- Tax Allocation Agreement".

CONDITIONS; TERMINATION

     The Distribution is subject to the satisfaction or waiver of certain conditions as set forth in the Distribution Agreement. Regardless of whether the conditions are satisfied, Rockwell's Board of Directors, in its sole discretion, without approval of Rockwell's shareowners, may terminate the Distribution Agreement and abandon the Distribution at any time prior to the effective time of the Distribution. See "Arrangements Between Rockwell and the
Company -- Distribution Agreement".

                 ARRANGEMENTS BETWEEN ROCKWELL AND THE COMPANY

     For the purpose of governing certain of the relationships between Rockwell and the Company relating to the Distribution, to provide for an orderly transition and for other matters, Rockwell and the Company will, prior to the Distribution, enter into the agreements described below, forms of which (other than the Transition Agreement) have been filed as exhibits to the Registration Statement of which this Information Statement is a part. The following summaries of the material terms of these agreements are qualified by reference to the agreements as so filed.

DISTRIBUTION AGREEMENT

     Rockwell and the Company will enter into a distribution agreement (the "Distribution Agreement") providing for, among other things, the principal corporate transactions required to effect the separation of Semiconductor Systems from the Automation and Avionics & Communications Businesses and the Distribution, and certain other agreements governing the relationship between Rockwell and the Company with respect to or in consequence of the Distribution. The Distribution Agreement provides for the Distribution to be effective as of the close of business on the Distribution Date.

     The Distribution Agreement further provides that prior to the Distribution, Rockwell will transfer to the Company certain assets and liabilities of Semiconductor Systems (including liabilities relating to former operations) not already owned by the Company, including the stock of certain subsidiaries, and the Company will transfer to Rockwell all assets and liabilities not constituting part of Semiconductor Systems, including all assets and liabilities of Rockwell's electronic commerce business. Rockwell will retain all cash and cash equivalents of the Company and its wholly-owned subsidiaries at the time of the Distribution, except for an amount equal to certain outstanding indebtedness of the Company that will be retained by the Company (expected to be approximately $14 million) and $65 million to be contributed to the Company in respect of the Celeritas litigation, as described in the second following paragraph. The Distribution Agreement generally provides for the elimination of intercompany indebtedness between Rockwell and the Company in existence at the time of the Distribution.

     The Distribution Agreement provides that prior to the Distribution, the Company will distribute its wafer fabrication facilities in Colorado Springs, Colorado (and the related tax benefit) to Rockwell. The Company will continue to occupy the facilities after the Distribution until April 30, 1999 pursuant to a lease from Rockwell. See "-- Transition Agreement".

     The Distribution Agreement also provides that prior to the Distribution, Rockwell will contribute $65 million in cash to the Company, which will be placed in an escrow account to be used to satisfy Semiconductor Systems' obligation with respect to the Celeritas litigation. Pursuant to the Distribution Agreement, the Company will be obligated to reimburse Rockwell for any portion of the amount escrowed that is not used to satisfy the obligation and is returned to the Company.


     Rockwell will retain all intellectual property owned by Rockwell or any of its subsidiaries other than intellectual property used primarily in or related primarily to Semiconductor Systems, which will be transferred to the Company prior to the Distribution. The Distribution Agreement also includes cross licenses by each of Rockwell and the Company to the other of rights to use, subsequent to the Distribution, intellectual property of the licensor to the extent the same is used by the licensee at the time of the Distribution. In addition, for a period of five years following the Distribution Date, in certain circumstances the Distribution Agreement authorizes each of Rockwell and the Company to grant licenses of intellectual property owned by the other to third-parties in connection with the resolution of intellectual property disputes or the formation of alliances. The Distribution Agreement further provides that if certain intellectual property to be transferred to the Company is not commercially developed by the Company within a specified period, it will be reconveyed to Rockwell.


     The Distribution Agreement provides that after the Distribution, Rockwell will have all rights in and to the names "Rockwell" and "Rockwell International" and all derivatives thereof, except for certain limited rights of use granted to the Company. The Company will change the names of its subsidiaries to eliminate therefrom the names "Rockwell", "Rockwell International" and all derivatives thereof.

     In addition, pursuant to the Distribution Agreement, the Company will assume all liabilities in respect of environmental matters to the extent relating to current and former operations of Semiconductor Systems and responsibility for all current and future litigation (including environmental and intellectual property proceedings) against Rockwell or its subsidiaries to the extent relating to Semiconductor Systems.

     Subject to certain exceptions, the Distribution Agreement provides for cross-indemnities principally designed to place financial responsibility for the liabilities of Semiconductor Systems (including liabilities relating to former operations) with the Company and financial responsibility for the liabilities of the Automation and Avionics & Communications Businesses (including liabilities relating to former operations) with Rockwell. In addition, the Distribution Agreement provides that each of Rockwell and the Company will indemnify the other in the event of certain liabilities arising under the Exchange Act.


     The Distribution Agreement provides that prior to the Distribution the Board of Directors of the Company will have approved the Company Certificate and the Company By-Laws and that the Company and Rockwell will have taken all actions which may be required to elect or otherwise appoint as directors of the Company, at or prior to the time of the Distribution, the persons named herein to constitute the Company's Board of Directors at the time of the Distribution. See "Management of the Company -- Directors of the Company".



     The Distribution Agreement provides generally that all costs and expenses incurred prior to the Distribution in connection with the Distribution, the preparation, execution and delivery of the Distribution Agreement, the Employee Matters Agreement, the Tax Allocation Agreement and the Transition Agreement and the consummation of the transactions contemplated thereby will be charged to and paid by Rockwell, other than (i) the costs and expenses of the Credit Facility,
(ii) $1 million representing approximately one-half of the cost of an outside consultant retained to assist the Company in connection with the restructuring and in establishing the Company as an independent, publicly-held company and
(iii) other costs and expenses to the extent relating to operations of Semiconductor Systems subsequent to the Distribution, which will be charged to and paid or reimbursed by the Company. Except as otherwise expressly provided, all costs and expenses incurred following the Distribution in connection with the implementation thereof will be charged to and paid by the party for whose benefit the expenses are incurred, with any expenses which cannot be allocated on such basis to be split equally between Rockwell and the Company.



     The Distribution Agreement provides that the Distribution will not be made until all of the following conditions are satisfied or waived by Rockwell's Board of Directors in its sole discretion: (i) receipt of the Tax Ruling; (ii) final approval by Rockwell's Board of Directors of the Distribution; (iii) receipt of all material consents required to effect the Distribution; (iv) the Registration Statement of which this Information Statement is a part becoming effective under the Exchange Act; (v) the Company Certificate, the Company By-Laws and the Company Rights Agreement being adopted and in full force and effect; (vi) the Company Common Stock being approved for listing on Nasdaq;
(vii) the transactions contemplated by the Distribution Agreement in connection with separating Semiconductor Systems and the Automation and Avionics & Communications Businesses being consummated in all material respects; (viii) Rockwell and the Company having entered into each of the agreements, instruments, understandings, assignments and other arrangements to be entered into in connection with the transactions contemplated by the Distribution Agreement, including, without limitation, any conveyance documents, the Employee Matters Agreement, the Tax Allocation Agreement and the Transition Agreement, and each such agreement being in full force and effect; (ix) a "no-action" letter from the staff of the Commission being issued and in full force and effect regarding the sale of Company Common Stock to be received by the Rockwell Savings Plans in the Distribution by or on behalf of non-affiliate plan participants without compliance with Rule 144 under the Securities Act; (x) no order, injunction or decree having been issued by any court of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution being in effect; and (xi) no suit, action or proceeding by or before any court of competent jurisdiction or other governmental entity having been commenced and pending to restrain or challenge the Distribution, and no inquiry having been received that in the reasonable judgment of the Board of Directors of Rockwell may lead to such a suit, action or proceeding. The conditions set forth in clauses (i) through (vi) of the preceding sentence have been satisfied. Even if all the conditions have been satisfied, the Distribution Agreement may be terminated and the Distribution abandoned by Rockwell's Board of Directors, in its sole discretion, without the approval of Rockwell shareowners, at any time prior to the Distribution.


EMPLOYEE MATTERS AGREEMENT

     Rockwell and the Company will enter into an employee matters agreement (the "Employee Matters Agreement") providing for certain matters relating to employees, employee benefit plans and compensation arrangements for current and former employees of Semiconductor Systems and their beneficiaries (collectively, the "Company Participants").

     The Employee Matters Agreement provides that, except as expressly set forth therein, effective as of the time of the Distribution, the Company will or will cause one or more of its subsidiaries to assume or retain, as the case may be, all liabilities of Rockwell and its subsidiaries with respect to Company Participants relating to employment by Rockwell or its subsidiaries, including liabilities under medical, retiree health and life insurance, short and long-term disability, workers compensation and other employee benefit plans, policies and agreements.

     Pursuant to the Employee Matters Agreement and subject to the terms and conditions thereof, Rockwell will retain liabilities for all vested benefits of Company Participants accrued to the time of the Distribution under Rockwell's U.S. and certain foreign pension plans and all related assets. Rockwell will cause each employee participating in Rockwell's U.S. and such foreign pension plans who will be employed by the Company at the time of the Distribution to have a fully nonforfeitable right to such employee's benefit payable at normal retirement age under Rockwell's U.S. and such foreign pension plans accrued as of the time of the Distribution. Notwithstanding the foregoing, Rockwell shall not grant to Company Participants credit for any purpose under Rockwell's U.S. and such foreign pension plans for service with the Company after the Distribution Date, including without limitation, credit for purposes of determining eligibility for any early retirement or disability pension. The Company will establish a defined benefit pension plan covering employees of Semiconductor Systems who are members of Local 2295 of the International Brotherhood of Electrical Workers and will establish a defined benefit pension plan covering certain salaried employees accepting early retirement from the Company as part of a voluntary early retirement program. The Company does not expect to establish defined benefit pension plans for its remaining hourly and salaried U.S. employees.


     The Employee Matters Agreement also provides for adjustment of outstanding options to purchase Rockwell Common Stock ("Rockwell Options") granted under the Rockwell International Corporation 1995 Long-Term Incentives Plan (the "Rockwell 1995 LTIP"), the Rockwell International Corporation 1988 Long-Term Incentives Plan (the "Rockwell 1988 LTIP") and the Rockwell International Corporation Directors Stock Plan (the "Rockwell Directors Plan", and, together with the Rockwell 1995 LTIP and the Rockwell 1998 LTIP, the "Rockwell Option Plans"). Pursuant to the Employee Matters Agreement, Rockwell Options held by employees of Semiconductor Systems (or by any director of the Company who is not also a director of Rockwell) at the time of the Distribution will be replaced with options to purchase shares of Company Common Stock ("Company Options"), with the number of shares covered thereby and the exercise price per share to be determined pursuant to a formula designed to cause (i) the economic value of such Company Options (i.e., the difference between the aggregate fair market value of the shares of Company Common Stock subject to such options and the aggregate per share exercise price thereof) immediately after the Distribution to be the same as the economic value immediately prior to the Distribution of the Rockwell Options being replaced, and (ii) the ratio of the exercise price to the fair market value of the underlying stock to remain the same immediately before and immediately after the Distribution. See "Management of the Company -- Benefit Plans Following the Distribution -- 1998 Stock Option Plan".



     Rockwell Options held by persons other than employees of Semiconductor Systems (or any director of the Company who is not also a director of Rockwell) at the time of the Distribution, other than those granted prior to January 1, 1990 or after August 31, 1998, will be adjusted so that following the Distribution, each such holder will hold options to purchase shares of Rockwell Common Stock and Company Common Stock. The number of shares subject to, and the exercise price of, such options will be adjusted to take into account the Distribution and to ensure that the aggregate economic value (i.e., the difference between the aggregate fair market value of the shares subject to such options and the aggregate per share exercise price thereof) of the resulting Rockwell and Company options immediately after the Distribution is equal to the aggregate economic value of the Rockwell Options immediately prior to the Distribution.


     Rockwell Options held by persons other than employees of Semiconductor Systems (or any director of the Company who is not also a director of Rockwell) at the time of the Distribution that were granted prior to January 1, 1990 or after August 31, 1998 will remain Rockwell Options, but the number of shares covered thereby and the exercise price per share will be adjusted pursuant to a formula designed to cause (i) the economic value of such Rockwell Options (i.e., the difference between the aggregate fair market value of the shares of Rockwell Common Stock subject to such options and the aggregate per share exercise price thereof) to remain the same immediately before and immediately after the Distribution, after giving effect to any change in the fair market value of Rockwell Common Stock resulting from the Distribution, and (ii) the ratio of the exercise price to the fair market value of the underlying Rockwell Common Stock to remain the same immediately before and immediately after the Distribution.


     Pursuant to the Employee Matters Agreement, following the Distribution, Rockwell will retain sponsorship of the Rockwell Savings Plan and the trust related thereto. Rockwell will cause each employee who will be employed by the Company or one of its subsidiaries on the Distribution Date to have a fully nonforfeitable right to such employee's account balances, if any, under the Rockwell Savings Plan. The account balances of each such employee will be maintained under the Rockwell Savings Plan; provided, however, that such employees will not be entitled to make additional contributions into the Rockwell Savings Plan and matching contributions will no longer be made by either Rockwell or the Company on behalf of such employees. For purposes of distribution of account balances under the Rockwell Savings Plan, continued employment with the Company or any of its subsidiaries will be deemed to be continued employment with Rockwell or one of its subsidiaries and such account balances will not be distributed to such employees until termination of employment with the Company or one of its subsidiaries, except as may otherwise be permitted in accordance with the terms of the Rockwell Savings Plan and applicable law.

     Based upon the Rockwell Savings Plan's ownership of Rockwell Common Stock on October 31, 1998, the Rockwell Savings Plan is expected to hold approximately
17.8 million shares of Company Common Stock or approximately 19% of the Company Common Stock outstanding immediately following the Distribution. The Rockwell Savings Plan will provide Rockwell Savings Plan participants a high degree of flexibility with respect to continued investment in Company Common Stock in their Rockwell Savings Plan accounts, so that individual participants, rather than the Rockwell Savings Plan, will have authority to determine if and when shares of Company Common Stock held in participant accounts will be sold and reinvested in accordance with the provisions of the Rockwell Savings Plan. Participants in the Rockwell Savings Plan will be entitled to elect at any time, but not more frequently than twice during each calendar month, to have all or a portion of the Company Common Stock in their accounts under the Rockwell Savings Plan sold, with the net proceeds reinvested as provided for in the Rockwell Savings Plan. Under the Rockwell Savings Plan, dispositions of Company Common Stock will be effected only at the direction and on behalf of individual participants.

TAX ALLOCATION AGREEMENT

     Through the Distribution Date, the results of the operations of Semiconductor Systems have been and will be included in Rockwell's consolidated United States federal income tax returns. As part of the Distribution, Rockwell and the Company will enter into a tax allocation agreement (the "Tax Allocation Agreement") which provides, among other things, for the allocation between Rockwell and the Company of federal, state, local and foreign tax liabilities relating to Semiconductor Systems.

     The Tax Allocation Agreement also allocates between Rockwell and the Company liability for any taxes which may arise in connection with separating Semiconductor Systems and the Automation and Avionics & Communications Businesses. The Tax Allocation Agreement provides, in general, that Rockwell will be responsible for any such taxes. The Tax Allocation Agreement also provides that neither Rockwell nor the Company is to take any action inconsistent with, nor fail to take any action required by, the request for the Tax Ruling or the Tax Ruling unless required to do so by law or the other party has given its prior written consent or, in certain circumstances, a supplemental ruling permitting such action is obtained. Rockwell and the Company will agree to indemnify each other with respect to any tax liability resulting from their respective failures to comply with such provisions. In addition, the Company will be responsible for any taxes imposed on Rockwell, the Company or Rockwell shareowners as a result of the failure of the Distribution to qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(D) of the Code or the subsequent disqualification of the Distribution as tax-free to Rockwell under Section 361(c)(2) of the Code if such failure or disqualification is attributable to certain post-Distribution actions by or in respect of the Company (including its subsidiaries) or its shareowners, such as the acquisition of the Company by a third party at a time and in a manner that would cause such a failure or disqualification. In addition, in connection with Rockwell's spin-off of Meritor Automotive, Inc. on September 30, 1997, certain tax-free intragroup spin-offs were effected by the Company. The Tax Allocation Agreement provides that the Company will be responsible for any taxes imposed on Rockwell, the Company or Rockwell shareowners in respect of those intragroup spin-offs if such taxes are attributable to certain post-Distribution actions by or in respect of the Company (including its subsidiaries) or its shareowners, such as the acquisition of the Company by a third party at a time and in a manner that would cause such taxes to be incurred. In the event that any of the taxes described above were to become payable by the Company, such payment would have a material adverse effect on the financial position, results of operations and cash flow of the Company.

     Though valid as between the parties thereto, the Tax Allocation Agreement is not binding on the IRS and does not affect the liability of each of the Company, Rockwell and their respective subsidiaries to the IRS for all federal taxes of the consolidated group relating to periods through the Distribution Date.

TRANSITION AGREEMENT

     Rockwell and the Company will enter into a transition services agreement (the "Transition Agreement") prior to the Distribution. Pursuant to the Transition Agreement, Rockwell will provide to the Company, for specified periods after the Distribution Date and on mutually agreed terms, certain services which prior to the Distribution have been provided to Semiconductor Systems by Rockwell, including payroll and human resource services, health and welfare benefit administration services, computing and telecommunications services and research and development support services of the Rockwell Science Center. Such services generally will be provided for periods of one to three years. In addition, the Transition Agreement will provide for the continuation of certain supply arrangements between the Company and Rockwell or certain Rockwell subsidiaries. The Transition Agreement also will provide for continued occupancy by the Company through April 30, 1999 of the Colorado Springs, Colorado wafer fabrication facilities to be distributed to Rockwell prior to the Distribution, pursuant to an operating lease under which the Company will pay all costs of the facilities.

                           MANAGEMENT OF THE COMPANY

DIRECTORS OF THE COMPANY

     Immediately after the Distribution, the Board of Directors of the Company is expected to consist of the individuals named below. The Company Certificate provides that the Company will have three classes of directors, the initial terms of office of which will expire, respectively, at the annual meetings of shareowners in 2000, 2001 and 2002. The Company expects to hold its first annual meeting of shareowners in February 2000. Successors to any directors whose terms are expiring are elected to three-year terms and hold office until their successors are elected and qualified. Also set forth below with respect to each director is the class of which such director will be a member. Unless otherwise indicated, (i) the business address for each person listed below is Conexant Systems, Inc., 4311 Jamboree Road, Newport Beach, California 92660-3095 and (ii) each individual listed below is a citizen of the United States. See "Description of Company Capital Stock -- Certain Provisions in the Company Certificate and Company By-Laws".

  CLASS I DIRECTORS

     Class I Directors will serve until the 2000 Annual Meeting of Shareowners of the Company and until their respective successors are elected and qualified.

     DWIGHT W. DECKER -- Mr. Decker, age 48, will serve as Chairman of the Board and Chief Executive Officer of the Company. Mr. Decker joined Rockwell in 1989 as director of data modem products engineering and, after serving in a number of increasingly responsible management positions, served as Vice President/ General Manager, Digital Communications Division of Rockwell's Telecommunications Division from January 1993 to June 1995. He served as President, Telecommunications of Rockwell from June 1995 to October 1995, President, Rockwell Semiconductor Systems from October 1995 to March 1997, Senior Vice President of Rockwell and President, Rockwell Semiconductor Systems and Electronic Commerce from March 1997 to July 1998 and Senior Vice President of Rockwell and President, Rockwell Semiconductor Systems since July 1998.

     F. CRAIG FARRILL -- Mr. Farrill, age 45, has been corporate Vice President, Strategic Technology of AirTouch Communications, Inc. (wireless communications) since June 1996. Prior thereto, he served as Vice President of Technology, Planning and Development of AirTouch Communications, Inc. He is also a member of the Board of Directors and a corporate officer of the CDMA Development Group, a digital cellular technology consortium, which he founded in 1993.

  CLASS II DIRECTORS

     Class II Directors will serve until the 2001 Annual Meeting of Shareowners of the Company and until their respective successors are elected and qualified.


     DONALD R. BEALL -- Mr. Beall, age 60, is former Chairman of the Board and Chief Executive Officer of Rockwell and has been a director of Rockwell since 1978. He served as Chairman of the Board of Rockwell from February 1988 to February 1998 and Chief Executive Officer of Rockwell from February 1988 to September 1997, after serving nine years as President and Chief Operating Officer. Mr. Beall joined Rockwell in 1968 and served in a number of senior management positions prior to becoming Executive Vice President in September 1977 and President in February 1979. Mr. Beall is also Chairman of the Executive Committee of the Board of Directors of Rockwell. Mr. Beall is a director of Amoco Corporation, Meritor Automotive, Inc., The Procter & Gamble Company and The Times Mirror Company. He is a trustee of the California Institute of Technology and the University of California -- Irvine. He is an Overseer of the Hoover Institution and is a member of The Business Council, The Chief Executives Organization and The World Presidents Organization. He is also a director, trustee or member of a number of other professional, civic and entrepreneurial organizations.


     JERRE L. STEAD -- Mr. Stead, age 55, has been Chairman of the Board and Chief Executive Officer of Ingram Micro Inc. (computer technology products and services) since August 1996. Mr. Stead served as Chief Executive Officer and Chairman of the Board of LEGENT Corporation (software development) from

January 1995 to August 1995. Prior thereto, Mr. Stead was Executive Vice President, American Telephone and Telegraph Company and Chief Executive Officer of AT&T Global Information Solutions (NCR Corporation) from May 1993 to December 1994 and President of AT&T Global Business Communications Systems from September 1991 to April 1993. He is a director of Armstrong World Industries, Inc., American Precision Industries, Inc. and TJ International, Inc. Mr. Stead is Chairman of the Board of the Center of Ethics and Values at Garrett Seminary on the Northwestern University campus.

  CLASS III DIRECTORS

     Class III Directors will serve until the 2002 Annual Meeting of Shareowners of the Company and until their respective successors are elected and qualified.

     RICHARD M. BRESSLER -- Mr. Bressler, age 68, served as Chief Executive Officer of Burlington Northern Inc. (rail transportation) from 1980 through 1988. Mr. Bressler retired in October 1990 as Chairman of both Burlington Northern Inc. and Burlington Resources Inc. (natural resources operations), positions he had held since 1982 and 1989, respectively. He served as Chairman of the Plum Creek Management Company (timber operations) from April 1989 to January 1993. He was Chairman of the El Paso Natural Gas Company from October 1990 through December 1993. Mr. Bressler, who has been a director of Rockwell since 1986, will resign as a Rockwell director at the time of the Distribution. Mr. Bressler is a director of H.F. Ahmanson and Company and General Mills, Inc. and is active in a number of business and civic organizations.


COMMITTEES OF THE BOARD OF DIRECTORS


     The standing committees of the Board of Directors of the Company will include an Audit Committee, a Compensation and Management Development Committee, a Board Composition Committee and a Technology, Environmental and Social Responsibility Committee, each of which will be comprised of non-employee directors. The functions of each of these four committees are described below.

     The Audit Committee will review the scope and effectiveness of audits of the Company by the Company's independent public accountants and internal auditors; select and recommend to the Board of Directors the employment of independent public accountants for the Company, subject to approval of the shareowners; review the audit plans of the Company's independent public accountants and internal auditors; review and approve the fees charged by the independent public accountants; review the Company's annual financial statements before their release; review the adequacy of the Company's system of internal controls and recommendations of the independent public accountants with respect thereto; review and act on comments and suggestions by the independent public accountants and by the internal auditors with respect to their audit activities; and monitor compliance by the employees of the Company with the Company's standards of business conduct policies.

     The principal functions of the Compensation and Management Development Committee (the "Compensation Committee") will be to evaluate the performance of the Company's senior executives and plans for management succession and development, to consider the design and competitiveness of the Company's compensation plans, to review and approve senior executive compensation and to administer the Company's incentive, deferred compensation, stock option and long-term incentives plans pursuant to the terms of the respective plans. The members of the Compensation Committee will be ineligible to participate in any of the plans or programs which are administered by the Committee except the Directors Plan (as defined below).

     The principal functions of the Board Composition Committee will be to consider and recommend to the Board qualified candidates for election as directors of the Company and periodically to prepare and submit to the Board for adoption the Committee's selection criteria for director nominees. The Committee will also periodically assess the performance of the Board of Directors and report thereon to the Board. Shareowners of the Company may recommend candidates for consideration by the Committee by writing to the Secretary of the Company within certain specified time periods, giving the candidate's name, biographical data and qualifications. See "Description of Company Capital Stock -- Certain Provisions in the Company Certificate and Company By-Laws". Any such recommendation should be accompanied by a written statement from the individual of his or her consent to be named as a candidate and, if nominated and elected, to serve as a director.

     The Technology, Environmental and Social Responsibility Committee will review and monitor science and technological activities of the Company and will review and assess the Company's policies and practices in the following areas: employee relations, with emphasis on equal employment opportunity and advancement; the protection and enhancement of the environment and energy resources; product integrity and safety; employee health and safety; and community and civic relations including programs for and contributions to health, educational, cultural and other social institutions.

COMPENSATION OF DIRECTORS

     Non-employee directors of the Company will receive a retainer at the rate of $30,000 per year for Board service, payable to initial non-employee directors effective concurrently with the first grant of options under the 1999 LTIP (as defined below). Pursuant to the Directors Plan, each non-employee director will be granted an option to purchase 40,000 shares of Company Common Stock effective upon election as a director (or, for the initial non-employee directors, effective concurrently with the first grant of options under the 1999 LTIP). Following completion of one year of service on the Board, each non-employee director will thereafter be granted an option for 15,000 shares of Company Common Stock immediately after each Annual Meeting of Shareowners of the Company. Under the terms of the Company's directors' deferred compensation plan, a director may elect to defer all or part of the cash payment of retainer fees until such time as shall be specified, with interest on deferred amounts accruing quarterly at 120% of the Federal long-term rate set each month by the Secretary of the Treasury. Each director shall also have the option each year to determine whether to defer all or any portion of the cash retainers by electing to receive restricted shares valued at the closing price of the Company Common Stock on Nasdaq on the date each retainer payment would otherwise be made in cash. See "-- Benefit Plans Following the Distribution -- Directors Stock Plan".

EXECUTIVE OFFICERS OF THE COMPANY

     Set forth below are the name, age, position and office to be held with the Company, principal occupations and employment during the past five years, and education of those individuals who are expected to serve as executive officers of the Company immediately following the Distribution. Those individuals named below who are currently officers or employees of Rockwell will resign from all such positions prior to the Distribution. Executive officers of the Company will be elected to serve until they resign or are removed, or are otherwise disqualified to serve, or until their successors are elected and qualified.

NAME, OFFICE AND POSITION, PRINCIPAL OCCUPATIONS AND EMPLOYMENT, AND EDUCATION   AGE
------------------------------------------------------------------------------  -----
DWIGHT W. DECKER -- Chairman of the Board and Chief Executive Officer. Senior
  Vice President of Rockwell and President, Rockwell Semiconductor Systems
  since July 1998; Senior Vice President of Rockwell and President, Rockwell
  Semiconductor Systems and Electronic Commerce from March 1997 to July 1998;
  President, Rockwell Semiconductor Systems from October 1995 to March 1997;
  President, Telecommunications of Rockwell from June 1995 to October 1995;
  Vice President/General Manager, Digital Communications Division of
  Rockwell's Telecommunications Division prior thereto. Mr. Decker received a
  Ph.D. in applied mathematics from the California Institute of Technology and
  a B.Sc. in mathematics and physics from McGill University..........              48
MOIZ M. BEGUWALA -- Senior Vice President and General Manager -- Wireless
  Communications. Vice President and General Manager -- Wireless
  Communications Division of Rockwell Semiconductor Systems since October
  1998; Vice President and General Manager -- Personal Computing Division of
  Rockwell Semiconductor Systems from January 1998 to October 1998; Vice
  President, Worldwide Sales of Rockwell Semiconductor Systems from October
  1995 to January 1998; Vice President, Worldwide Sales of Rockwell's
  Telecommunications Division from September 1995 to October 1995; Division
  Director, Worldwide Sales, Digital Communications Division of Rockwell's
  Telecommunications Division prior thereto. Mr. Beguwala received an M.B.A.
  and a B.S. in engineering from the University of California -- Los Angeles and an M.S. and a Ph.D. in electrical engineering from the University of
  Southern California ...............................................              52
ANTHONY C. D'AUGUSTINE -- Senior Vice President and General Manager -- Digital
  Infotainment. Vice President and General Manager -- Digital Infotainment
  Division of Rockwell Semiconductor Systems since April 1997; Vice
  President -- Graphic/Imaging Sub-Business Unit of Rockwell Semiconductor
  Systems' Brooktree subsidiary from October 1996 to April 1997; Vice
  President -- Graphic/Imaging Sub-Business Unit of Brooktree Corporation
  (graphics and multimedia semiconductor supplier) prior thereto. Mr.
  D'Augustine received an M.B.A. from Rutgers University and a B.S.E.E. in
  electrical engineering from Drexel University .....................              54
RAOUF Y. HALIM -- Senior Vice President and General Manager -- Network Access.
  Vice President and General Manager -- Network Access Division of Rockwell
  Semiconductor Systems since February 1997; Vice President -- VLSI
  Engineering of Rockwell Semiconductor Systems from October 1995 to February
  1997; Vice President -- VLSI Engineering of Rockwell's Telecommunications
  Division from September 1995 to October 1995; Division Director, VLSI
  Engineering, Digital Communications Division of Rockwell's
  Telecommunications Division prior thereto. Mr. Halim received an M.S.E.E. in electrical engineering from the Georgia Institute of Technology and a B.Sc.
  in electrical engineering from Alexandria University ..............              38

NAME, OFFICE AND POSITION, PRINCIPAL OCCUPATIONS AND EMPLOYMENT, AND EDUCATION   AGE
------------------------------------------------------------------------------  -----
BALAKRISHNAN S. IYER -- Senior Vice President and Chief Financial Officer.
  Senior Vice President and Chief Financial Officer of Rockwell Semiconductor
  Systems since October 1998; Senior Vice President and Chief Financial
  Officer of VLSI Technology, Inc. (semiconductors) from January 1997 to
  October 1998; Vice President and Corporate Controller of VLSI Technology,
  Inc. (semiconductors) from April 1993 to December 1996; Corporate Controller of Cypress Semiconductor Corporation (semiconductors) prior thereto. Mr.
  Iyer received an M.B.A. from The Wharton School of the University of
  Pennsylvania, an M.S. in industrial engineering from the University of
  California, Berkeley and a B.S. in mechanical engineering from the Indian
  Institute of Technology ...........................................              42
DENNIS E. O'REILLY -- Senior Vice President, General Counsel and Secretary
  (effective January 4, 1999). Director -- Business Development of Intel
  Corporation's Mobile and Handheld Products Group (semiconductors) since
  September 1997; Group Counsel of Intel Corporation prior thereto. Mr.
  O'Reilly received a J.D. from Boston University School of Law and a B.A.
  from the State University of New York at Binghamton ...............              54
KERRY K. PETRY -- Vice President and Treasurer. Vice President and Treasurer
  of Rockwell Semiconductor Systems since October 1998; Assistant
  Treasurer -- Domestic of Rockwell prior thereto. Mr. Petry received an
  M.B.A. from Virginia Polytechnic Institute & State University and a B.S. in
  accounting from West Virginia University ..........................              49
F. MATTHEW RHODES -- Senior Vice President and General Manager -- Personal
  Computing. Vice President and General Manager -- Personal Computing Division
  of Rockwell Semiconductor Systems since October 1998; Director, Marketing
  Software Products of Rockwell Semiconductor Systems from January 1997 to
  October 1998; Director, VLSI and Technology of Pacific Communications
  Services, Inc. prior thereto. Mr. Rhodes received an M.B.A. from the
  Anderson Graduate School of Management of the University of California, Los
  Angeles, an M.S. in electrical engineering from Lehigh University and a B.S.
  in physics from The Pennsylvania State University .................              41
KEVIN V. STRONG -- Senior Vice President and General Manager -- Personal
  Imaging. Vice President and General Manager -- Personal Imaging Division of
  Rockwell Semiconductor Systems since September 1998; Division Director,
  Digital Communications Products, Personal Computing Division of Rockwell
  Semiconductor Systems from June 1998 to September 1998; Division Director,
  Technology Planning, Personal Computing Division of Rockwell Semiconductor
  Systems from June 1997 to June 1998; Business Director, Personal Computing
  Products, Multimedia Communications Division of Rockwell Semiconductor
  Systems from August 1996 to June 1997; Director Technology Planning -- Media
  Processing, Multimedia Communications Division of Rockwell Semiconductor
  Systems from January 1996 to August 1996; Manager -- Business Development,
  Multimedia Communications Division of Rockwell Semiconductor Systems prior thereto. Mr. Strong received a B.S. in electronic engineering from
  Southampton University ............................................              38
STEVEN M. THOMSON -- Vice President and Controller. Vice President and
  Controller of Rockwell Semiconductor Systems since October 1998;
  Director -- Financial Planning and Control of Rockwell Semiconductor Systems
  from October 1995 to October 1998; Director, Financial Planning and Control
  of Rockwell's Telecommunications Division prior thereto. Mr. Thomson received an M.S. in financial management from West Coast University and a
  B.A. in accounting from California State University, Fullerton.....              42

HISTORICAL COMPENSATION OF EXECUTIVE OFFICERS

     There is shown below information concerning the annual and long-term compensation for services rendered in all capacities to Rockwell and its subsidiaries for the fiscal years ended September 30, 1996, 1997 and 1998 of the individual who will serve as chief executive officer of the Company and for the fiscal year ended September 30, 1998 for the other four most highly compensated individuals who will serve as executive officers of the Company, in each case, based on their employment by Rockwell or an affiliate of Rockwell at September 30, 1998 (the "Named Executive Officers"). The compensation described in this table was paid by Rockwell or an affiliate of Rockwell. References to "stock options" relate to awards of options under the Rockwell 1995 Long-Term Incentives Plan. The services rendered to Rockwell were, in some cases, in capacities not equivalent to those to be provided to the Company and this table does not reflect the compensation to be paid to executive officers of the Company in the future.

                         SUMMARY COMPENSATION TABLE(1)

                                                                              LONG-TERM              ALL OTHER
                                          ANNUAL COMPENSATION                COMPENSATION         COMPENSATION(4)
                                   ----------------------------------   ----------------------    ---------------
                                                                         AWARDS      PAYOUTS
                                                                        --------    ----------
                                                            OTHER        STOCK      LONG-TERM
NAME AND                                                    ANNUAL      OPTIONS     INCENTIVE
PRINCIPAL POSITION(2)       YEAR    SALARY     BONUS     COMPENSATION   (SHARES)     PAYOUTS
---------------------       ----   --------   --------   ------------   --------    ----------
Dwight W. Decker..........  1998   $357,405   $     --     $16,839       30,000     $       --        $    --
  Chairman of the Board     1997    305,039    300,000      17,278       85,568(3)   1,041,013(5)      39,558
  and
  Chief Executive Officer   1996    247,116    350,000       9,752      127,577(3)     600,000         18,504
Moiz M. Beguwala..........  1998    216,058     24,998       5,772       20,000             --         12,963
  Senior Vice President
  and General Manager --
  Wireless Communications
Anthony C. D'Augustine....  1998    216,346         --      21,050           --             --         12,981
  Senior Vice President
  and General
  Manager -- Digital
  Infotainment
Raouf Y. Halim............  1998    227,324         --      13,407           --             --         13,640
  Senior Vice President
  and General Manager --
  Network Access
F. Matthew Rhodes.........  1998    145,439         --         159           --             --          8,726
  Senior Vice President
  and General Manager --
  Personal Computing

---------------
(1) In accordance with the executive compensation disclosure rules adopted by the Commission, the compensation of the Named Executive Officers, other than Mr. Decker, is not shown for fiscal 1996 and 1997 because the Company was not a reporting company under the Exchange Act for such years and such compensation information has not been provided in a prior filing with the Commission.

(2) The positions reflected in the table are the positions to be held by the Named Executive Officers with the Company at the time of the Distribution and were not the positions held by the Named Executive Officers with Rockwell during the period or periods covered by the table.

(3) Shares reflect anti-dilution adjustments made December 6, 1996 and September 30, 1997 to preserve the intrinsic value of options following the reorganization of Rockwell in connection with the divestiture of its Aerospace and Defense businesses and the pro-rata distribution of shares of Meritor Automotive, Inc., respectively.

(4) Amounts contributed or accrued for the Named Executive Officers under the Rockwell Savings Plan and the related supplemental savings plan.

(5) Long-term incentive payments to Mr. Decker for the three-year performance period ended September 30, 1997 were paid in part by delivery of 8,205 shares of restricted Rockwell Common Stock, valued at the closing price on the New York Stock Exchange -- Composite Transactions on November 28, 1997, the date specified for that purpose in the Rockwell 1995 LTIP ($48.75).

     Effective January 1, 1999 (January 4, 1999 for Mr. O'Reilly), the annual salaries of Messrs. Decker, Iyer, O'Reilly, Beguwala, D'Augustine, Halim and Rhodes are expected to be $308,000, $300,000, $260,000, $216,000, $202,500,
$216,000 and $193,500, respectively. Mr. Decker's 1999 annual salary will reflect a reduction of approximately 20 percent from his 1998 annual salary and the 1999 annual salaries of the other Named Executive Officers will reflect reductions of approximately 10 percent from their 1998 annual salaries. These salary reductions will remain in effect until the Company earns a profit in two consecutive quarters. At such time, the salary reductions will be rescinded and it is intended that the annual salaries for Messrs. Decker, Beguwala, D'Augustine, Halim and Rhodes will be set at levels the Company determines are competitive with those of its peer companies. In addition, each of Messrs. Beguwala, D'Augustine and Halim is expected to receive a retention bonus of $35,000, payable immediately prior to the Distribution and subject to forfeiture if the recipient does not remain employed by the Company for a period of 12 months after the Distribution.



     It is anticipated that options for shares of Company Common Stock will be granted to employees of the Company, including Messrs. Decker, Iyer, O'Reilly, Beguwala, D'Augustine, Halim and Rhodes, in the second quarter of fiscal 1999. The purchase price of the shares subject to such options will be the closing price of the Company Common Stock on the date of grant. In addition, it is expected that each of Messrs. Decker, Iyer, O'Reilly, Beguwala, D'Augustine, Halim and Rhodes will receive grants of restricted shares of Company Common Stock in lieu of payments from the Company's cash incentive plans in fiscal 1999. Each grant of restricted stock will be at a level that is 50 percent of the target cash incentive it replaces. One-half of the restricted stock will vest upon a 50 percent increase in the price of Company Common Stock over the price on the date of grant and the remainder will vest upon a 100 percent increase in the price of Company Common Stock over the price on the date of grant, provided that no restricted stock will vest prior to one year after the date of grant. In any event, the restricted stock will fully vest ten years after the date of grant.



     Prior to the Distribution, the Company will enter into change of control employment agreements ("Employment Agreements") with each of Messrs. Decker, Iyer, O'Reilly, Beguwala, D'Augustine, Halim and Rhodes and certain other key executives. Each such Employment Agreement becomes effective upon a "change of control" of the Company (as defined in the Employment Agreement). Each Employment Agreement provides for the continuing employment of the executive after the change of control on terms and conditions no less favorable than those in effect before the change of control. If the executive's employment is terminated by the Company without "cause" or if the executive terminates his or her own employment for "good reason" (each as defined in the Employment Agreement), the executive is entitled to severance benefits equal to a multiple of his or her annual compensation (including bonus) and continuation of certain benefits for a number of years equal to the multiple. The multiple is three for Mr. Decker and two for the other executives (or, in either case, the shorter number of years until the executive's normal retirement date). The executives are entitled to an additional payment, if necessary, to make them whole as a result of any excise tax imposed by the Code on certain change of control payments (unless the safe harbor below which the excise tax is imposed is not exceeded by more than 10%, in which event the payments will be reduced to avoid the excise tax).

OPTION GRANTS

     Shown below is further information on grants to the Named Executive Officers of stock options pursuant to the Rockwell 1995 LTIP during the fiscal year ended September 30, 1998, which are reflected in the Summary Compensation Table above.


                                                                                                      GRANT DATE
                                       INDIVIDUAL GRANTS                                                VALUE
------------------------------------------------------------------------------------------------   ----------------
                                               PERCENTAGE
                                                OF TOTAL
                               NUMBER OF         OPTIONS
                              SECURITIES       GRANTED TO
                              UNDERLYING        ROCKWELL        EXERCISE OR                           GRANT DATE
                            OPTIONS GRANTED   EMPLOYEES IN       BASE PRICE        EXPIRATION          PRESENT
NAME                          (SHARES)(1)      FISCAL 1998      (PER SHARE)           DATE             VALUE(2)
----                        ---------------   -------------   ----------------   ---------------   ----------------
Dwight W. Decker..........       30,000            .99%           $48.125           12/3/2007          $418,500
Moiz M. Beguwala..........       20,000            .66             55.8125          4/23/2008           380,800
Anthony C. D'Augustine....           --             --                  --                 --                --
Raouf Y. Halim............           --             --                  --                 --                --
F. Matthew Rhodes.........           --             --                  --                 --                --


---------------
(1) All options granted to Mr. Decker were granted on December 3, 1997 and the first of three substantially equal installments will become exercisable December 3, 1998. All options granted to Mr. Beguwala were granted on April 23, 1998 and will become exercisable April 23, 2001.

(2) These values are based on the Black-Scholes option pricing model which produces a per option share value of $13.95 for the December 3, 1997 grant and $19.04 for the April 23, 1998 grant, using the following assumptions and inputs: options exercised after 7 1/2 years, eleven-month volatility of
    0.2908 (calculated after the Meritor Automotive, Inc. spin-off in September
    1997), dividend yield of 2.26% (for the December 3, 1997 grant) and 2.17% (for the April 23, 1998 grant) and an interest rate of 5.89% (for the December 3, 1997 grant) and 5.78% (for the April 23, 1998 grant), which was the zero coupon 7 1/2-year Treasury bond rate at date of grant. The actual value, if any, the executive officer may realize from these options will depend solely on the gain in stock value over the exercise price when the options are exercised.


     As set forth in the Employee Matters Agreement, Rockwell Options held by employees of Semiconductor Systems (or by any director of the Company who is not also a director of Rockwell) at the time of the Distribution will be converted into Company Options, having the same terms and vesting schedule as the original Rockwell Options, but with adjustments in order to provide equivalent value to each optionholder. Rockwell Options held by persons other than employees of Semiconductor Systems (or any director of the Company who is not also a director of Rockwell) at the time of the Distribution, other than those granted prior to January 1, 1990 or after August 31, 1998, will be adjusted so that following the Distribution, each holder will hold options to purchase shares of Rockwell Common Stock and Company Common Stock with adjustments in order to provide equivalent value to each optionholder after giving effect to the Distribution. Rockwell Options held by persons other than those who will be employed by Semiconductor Systems (or any director of the Company who is not also a director of Rockwell) at the time of the Distribution that were granted prior to January 1, 1990 or after August 31, 1998 will continue as Rockwell Options with adjustments in order to provide equivalent value to each optionholder after giving effect to the Distribution. See "Arrangements Between Rockwell and the Company -- Employee Matters Agreement".

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END VALUES

     Shown below is information with respect to (i) exercises by the Named Executive Officers during fiscal 1998 of options to purchase Rockwell Common Stock granted under the Rockwell Option Plans and (ii) the unexercised options to purchase Rockwell Common Stock granted to the Named Executive Officers in fiscal 1998 and prior years under the Rockwell Option Plans and held by them at September 30, 1998.

                                                        NUMBER OF UNEXERCISED            VALUE OF UNEXERCISED
                                                           OPTIONS HELD AT             IN-THE-MONEY OPTIONS AT
                            SHARES                        SEPTEMBER 30, 1998            SEPTEMBER 30, 1998(1)
                           ACQUIRED       VALUE      ----------------------------    ----------------------------
NAME                      ON EXERCISE    REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                      -----------    --------    -----------    -------------    -----------    -------------
Dwight W. Decker........        --            --       41,905          213,389        $141,688             --
Moiz M. Beguwala........        --            --        2,672           44,300          31,162             --
Anthony C.
  D'Augustine...........        --            --           --           22,818              --             --
Raouf Y. Halim..........        --            --        1,576           47,118          21,596             --
F. Matthew Rhodes.......        --            --           --               --              --             --

---------------
(1) Based on the closing price of Rockwell Common Stock on the NYSE Composite Transactions reporting system on September 30, 1998, the last trading day in that month ($36.25).

LONG-TERM INCENTIVE PLAN AWARDS

     All Rockwell long-term incentive plan awards granted to Semiconductor Systems employees as of the time of the Distribution will have been paid or terminated on or prior to the Distribution Date. Such long-term incentive plan awards are based in part on achieving goals measured by sales growth, return on sales and return on assets of Semiconductor Systems, and performance of Rockwell Common Stock, for 3-year performance cycles ending on each of September 30, 1998, September 30, 1999 and September 30, 2000. No payments will be made in respect of grants made for the 3-year performance cycle ending September 30, 1998 based on performance for the fiscal years ended September 30, 1996, 1997 and 1998. Grants made in respect of the 3-year performance cycles ending September 30, 1999 and September 30, 2000 (including all grants made to each Named Executive Officer during fiscal 1998) will be terminated without payment as of the Distribution Date.

RETIREMENT BENEFITS

     All of the Named Executive Officers participate in Rockwell's defined benefit pension plan which qualifies under Section 401(a) of the Code. Pursuant to the Employee Matters Agreement, the Named Executive Officers will have a fully non-forfeitable right in their benefits under the pension plan accrued as of the time of the Distribution. See "Arrangements Between Rockwell and the Company -- Employee Matters Agreement". The Company does not expect to adopt a defined benefit pension plan.

     The following table shows the estimated aggregate annual retirement benefits payable on a straight life annuity basis to participating employees in the earnings and years of service classifications indicated, under the Rockwell retirement plans which cover most officers and other salaried employees of the Company on a noncontributory basis. Such benefits reflect termination of benefit accrual on December 31, 1998 and a reduction to recognize in part the cost of Social Security benefits related to service for Rockwell. The plans also provide for the payment of benefits to an employee's surviving spouse or other beneficiary.

                                                             ESTIMATED ANNUAL RETIREMENT BENEFITS FOR
AVERAGE                                                             YEARS OF SERVICE INDICATED
ANNUAL                                                      ------------------------------------------
EARNINGS                                                     5 YEARS       10 YEARS         25 YEARS
--------                                                    ----------    -----------      -----------
$100,000..................................................   $12,620       $ 25,254         $ 42,096
 300,000..................................................    39,280         78,594          132,096
 500,000..................................................    65,940        131,934          222,096
 700,000..................................................    92,600        185,274          312,096

     Covered compensation includes salary and annual bonus. The calculation of retirement benefits under the plans generally is based upon average earnings for the highest five consecutive years of the ten years preceding retirement.

     The credited years of service of Messrs. Decker, Beguwala, D'Augustine, Halim and Rhodes are 10, 25, 5, 7 and 4 years, respectively.

     Sections 401(a)(17) and 415 of the Code limit the annual benefits which may be paid from a tax-qualified retirement plan. As permitted by the Employee Retirement Income Security Act of 1974, Rockwell has established supplemental plans which authorize the payment out of its general funds of any benefits calculated under provisions of the applicable retirement plan which may be above the limits under these sections. Pursuant to the Employee Matters Agreement, Rockwell will retain liabilities accrued as of the Distribution Date with respect to Company Participants under such supplemental plans of Rockwell.

BENEFIT PLANS FOLLOWING THE DISTRIBUTION

     The following are descriptions of certain benefit plans that are expected to provide benefits to employees and directors of the Company after the Distribution.

  1999 LONG-TERM INCENTIVES PLAN

     The Company's 1999 Long-Term Incentives Plan (the "1999 LTIP") has been adopted by the Company's Board of Directors and approved by Rockwell as the Company's sole shareowner. The 1999 LTIP permits grants to be made from time to time as nonqualified stock options, incentive stock options and restricted stock.

     Administration. The 1999 LTIP will be administered by the Compensation Committee, consisting of two or more members of the Company's Board of Directors who are not eligible to participate in the 1999 LTIP. In order to meet the requirements of Section 162(m) of the Code and the rules under Section 16 of the Exchange Act, all grants under the 1999 LTIP will be made by those members of the Compensation Committee who are both "outside directors" as defined for purposes of Section 162(m) of the Code and regulations thereunder and "nonemployee directors" as defined for purposes of Section 16 of the Exchange Act.

     Participation. The persons to whom grants are made under the 1999 LTIP ("1999 LTIP Participants") will be selected from time to time by the Compensation Committee in its sole discretion from among employees of the Company and its subsidiaries who hold positions of significant responsibility with the Company or a subsidiary of the Company or whose performance or potential contribution, in the judgment of the Compensation Committee, will benefit the future success of the Company and its subsidiaries.

     Shares Subject to 1999 LTIP. The 1999 LTIP authorizes the issuance or transfer of an aggregate of 10,185,000 shares of Company Common Stock, provided that no more than 3,000,000 shares will be available for grants of restricted stock. Shares of Company Common Stock subject to the unexercised or undistributed portion of any terminated of forfeited grant under the 1999 LTIP will be available for further awards.

     Stock Options and Restricted Stock. The 1999 LTIP authorizes grants to 1999 LTIP Participants of stock options, which may be either incentive stock options eligible for special tax treatment or nonqualified stock options, and restricted stock. Under the 1999 LTIP, no single 1999 LTIP Participant will receive, in any one calendar year, grants which over any three-year period exceed an annual average of (i) 500,000 stock options, whether nonqualified stock options or incentive stock options, and (ii) 100,000 shares of restricted stock.

     Under the provisions of the 1999 LTIP authorizing the grant of stock options, (a) the option price may not be less than the fair market value of the shares of Company Common Stock at the date of grant, (b) the aggregate fair market value (determined as of the date the option is granted) of the shares of Company Common Stock for which any employee may be granted incentive stock options which are exercisable for the first time in any calendar year may not exceed $100,000, (c) stock options generally may not be exercised prior to one year nor after ten years from the date of grant and (d) at the time of exercise of a stock option the option price must be paid in full in cash or in shares of Company Common Stock or in a combination of cash and shares of Company Common Stock.

     Under the 1999 LTIP, the Compensation Committee may also grant to 1999 LTIP Participants shares of Company Common Stock subject to restrictions on transfer and such other restrictions on incidents of ownership as the Compensation Committee may determine ("restricted stock"). During the restricted period, shares of restricted stock have all the attributes of outstanding shares of Company Common Stock, except that the Compensation Committee may provide at the time of the grant that any dividends or other distributions paid on such restricted stock while subject to such restrictions will be accumulated or reinvested in Company Common Stock and held subject to the same restrictions as the restricted stock and such other terms and conditions as the Compensation Committee may determine.

     All grants made under the 1999 LTIP will be evidenced by an agreement between the Company and the 1999 LTIP Participant (the "Award Agreement") setting forth the terms and conditions applicable to the grants, as determined by the Compensation Committee consistent with the terms of the 1999 LTIP. Award Agreements will include, among other things, a provision describing the treatment of grants in the event of the retirement, disability, death or other termination of a 1999 LTIP Participant's employment with the Company or any of the Company's subsidiaries, including terms relating to the vesting, time for exercise, forfeiture or cancellation of a grant under such circumstances. Award Agreements will also include a provision stating that in the event the 1999 LTIP Participant's employment is terminated for cause, all grants made to such participant will immediately terminate and be forfeited.

     The Compensation Committee may condition, or provide for the acceleration of, the exercisability or vesting of any grant made under the 1999 LTIP upon such prerequisites as the Compensation Committee, in its sole discretion, deems appropriate, including achievement of specific performance objectives, with respect to one or more measures of the performance of the Company or its subsidiaries, including earnings per share, revenue, net income, stock price and total shareowner return.

     Under the 1999 LTIP, stock options and restricted stock may not be granted after December 31, 2008.

     Initial Grants. It is anticipated that options to purchase approximately 7,700,000 shares of Company Common Stock will be granted under the 1999 LTIP to employees of the Company (including options for approximately 875,000 shares to be granted to the Named Executive Officers) in the second quarter of fiscal 1999. See "Arrangements Between Rockwell and the Company -- Employee Matters Agreement".


     It is expected that for fiscal 1999, the Company will be authorized to make one-time grants in an aggregate of up to 500,000 shares of restricted stock to certain of the Company's technical and non-executive managerial staff as a retention bonus. In addition, it is expected that the Company will be authorized to make grants in an aggregate of up to 1,800,000 shares of restricted stock in lieu of payments from the Company's cash incentive plans in fiscal 1999. The grants will be made at levels below the target cash incentives they replace: 50 percent of target for the executives participating in the Company's Incentive Compensation Plan ("ICP"); and 65 percent of target for those employees participating in the Company's Horizons Program ("Horizons"). For each of the ICP participants, one-half of the grants of restricted stock will vest upon a 50 percent increase in the price of Company Common Stock over the price on the date of grant and the remainder will vest upon a 100 percent increase in the price of Company Common Stock over the price on the date of grant, provided that no restricted stock will vest prior to one year after the date of grant. In any event, the restricted stock will fully vest ten years after the date of grant. For Horizons participants, the shares of restricted stock will fully vest two years after the date of grant.


     Tax Matters. The following is a brief summary of the material Federal income tax consequences of benefits under the 1999 LTIP under present law and regulations:

          (a) Incentive Stock Options. The grant of an incentive stock option will not result in any immediate tax consequences to the Company or the optionee. An optionee will not realize taxable income, and the Company will not be entitled to any deduction, upon the timely exercise of an incentive stock option, but the excess of the fair market value of the shares of Company Common Stock acquired over the option exercise price will be includable in the optionee's "alternative minimum taxable income" for purposes of the alternative minimum tax. If the optionee does not dispose of the shares of Company Common Stock acquired within one year after their receipt (and within two years after the option was granted), gain or loss realized on the subsequent disposition of the shares of Company Common Stock will be treated as long-term capital gain or loss. Capital losses of individuals are deductible only against capital gains and a limited amount of ordinary income. In the event of an earlier disposition, the optionee will realize ordinary income in an amount equal to the lesser of (i) the excess of the fair market value of the shares of Company Common Stock on the date of exercise over the option exercise price or (ii) if the disposition is a taxable sale or exchange, the amount of any gain realized. Upon such a disqualifying disposition, the Company will be entitled to a deduction in the same amount and at the same time as the optionee realizes such ordinary income.

          (b) Nonqualified Stock Options. The grant of a nonqualified stock option will not result in any immediate tax consequences to the Company or the optionee. Upon the exercise of a nonqualified stock option, the optionee will realize ordinary income, and the Company will be entitled to a deduction, equal to the difference between the option exercise price and the fair market value of the shares of Company Common Stock acquired at the time of exercise.

          (c) Restricted Stock. An employee normally will not realize taxable income in connection with an award of restricted stock, and the Company will not be entitled to a deduction, until the termination of the restrictions. Upon such termination, the employee will realize ordinary income in an amount equal to the fair market value of the shares of Company Common Stock at that time, plus the amount of the dividends and interest thereon to which the employee then becomes entitled. However, an employee may elect to realize taxable ordinary income in the year the restricted stock is awarded in an amount equal to its fair market value at that time, determined without regard to the restrictions. The Company will be entitled to a deduction in the same amount and at the same time as the employee realizes income.


     Change of Control Benefits. In order to maintain the rights of 1999 LTIP Participants in the event of a change of control of the Company, the 1999 LTIP provides that upon the occurrence of such a change, all outstanding stock options shall become fully exercisable whether or not otherwise then exercisable, and the restrictions on all shares of Company Common Stock granted as restricted stock would lapse. A change of control is deemed to occur if any of the following occur: (a) the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (i) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"); provided, however, that for purposes of this clause (a), the following acquisitions shall not constitute a Change of
Control: (w) any acquisition directly from the Company, (x) any acquisition by the Company, (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or Rockwell or by any corporation controlled by the Company or Rockwell or (z) any acquisition pursuant to a transaction which complies with clauses (i), (ii) and (iii) of clause (c) of this definition; or (b) individuals who, as of the date of the Distribution, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors; provided, however, that any individual becoming a director subsequent to that date whose election, or nomination for election by the Company's shareowners, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board of Directors; or (c) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of assets of another entity (a "Corporate Transaction"), in each case, unless, following such Corporate Transaction, (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common

Stock and Outstanding Company Voting Securities immediately prior to such Corporate Transaction beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Corporate Transaction (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Corporate Transaction, of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any employee benefit plan (or related trust) of the Company, of Rockwell or of such corporation resulting from such Corporate Transaction) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Corporate Transaction or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Corporate Transaction and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Corporate Transaction were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board of Directors, providing for such Corporate Transaction; or (d) approval by the Company's shareowners of a complete liquidation or dissolution of the Company.

     Amendment, Suspension or Termination of 1999 LTIP. The Board of Directors of the Company may at any time amend, suspend or discontinue the 1999 LTIP and the Compensation Committee may at any time alter or amend Award Agreements made thereunder to the extent permitted by law, provided that no such alteration or amendment will impair the rights of any recipient of grants without such recipient's consent. In the event of any change in the outstanding shares of Company Common Stock by reason of a stock dividend, stock split, recapitalization, merger, consolidation, reorganization or similar corporate change or an extraordinary dividend, the number of shares of Company Common Stock then remaining subject to the 1999 LTIP and the maximum number of shares that may be issued to a 1999 LTIP Participant, including those that are covered by outstanding grants, will (i) in the event of an increase in the number of outstanding shares of Company Common Stock, be proportionately increased and the price for each share then covered by an outstanding grant will be proportionately reduced, and (ii) in the event of a reduction in the number of outstanding shares of Company Common Stock, be proportionately reduced and the price for each share then covered by an outstanding grant will be proportionately increased. The Compensation Committee may make any further adjustments as it deems necessary to ensure equitable treatment of any holder of a grant under the 1999 LTIP as the result of any transaction affecting the securities subject to the 1999 LTIP.

  1998 STOCK OPTION PLAN


     The Company's 1998 Stock Option Plan (the "1998 Plan") has been adopted by the Company's Board of Directors and approved by Rockwell as the Company's sole shareowner. The 1998 Plan covers nonqualified stock options and incentive stock options to purchase shares of Company Common Stock resulting from the adjustments to Rockwell Options (i) held by employees of Semiconductor Systems (or by any director of the Company who is not also a director of Rockwell) at the time of the Distribution and (ii) held by persons other than employees of Semiconductor Systems (or any director of the Company who is not also a director of Rockwell) at the time of the Distribution that were granted between January 1, 1990 and August 31, 1998. See "Arrangements Between Rockwell and the
Company -- Employee Matters Agreement".



     Administration. The 1998 Plan will be administered by the Compensation Committee. In addition, the Company's Board of Directors has authority to perform all functions of the Compensation Committee under the 1998 Plan.



     Participation. The persons to whom grants are made under the 1998 Plan ("1998 Plan Participants") are (i) holders of Rockwell Options who are employees of Semiconductor Systems (or any director of the Company who is not also a director of Rockwell) at the time of the Distribution or (ii) holders of Rockwell Options, other than employees of Semiconductor Systems (or any director of the Company who is not also a director of Rockwell) at the time of the Distribution, that were granted between January 1, 1990 and August 31, 1998.

     Shares Subject to 1998 Plan. The 1998 Plan authorizes the issuance of the aggregate number of shares of Company Common Stock (currently estimated to be 15 million) necessary to provide for the exercise of all Company Options outstanding on the Distribution Date as a result of adjustments to Rockwell Options, as may be adjusted under the 1998 Plan.

     Stock Options. The 1998 Plan authorizes the issuance to 1998 Plan Participants of Company Options, which may be either incentive stock options eligible for special tax treatment or nonqualified stock options. Under the provisions of the 1998 Plan authorizing the issuance of stock options, the exercise price and the number of shares of Company Common Stock issuable upon exercise of such options will be determined pursuant to the adjustments to the Rockwell Options set forth under "Arrangements Between Rockwell and the Company -- Employee Matters Agreement", and each stock option will otherwise have substantially the same terms and conditions as the corresponding Rockwell Option which was adjusted, except that references to Rockwell will be changed to refer to the Company. Such terms and conditions include that (a) stock options generally may not be exercised prior to one year nor after ten years from the date of original grant under the Rockwell Plans and generally become exercisable in three approximately equal installments on the first, second and third anniversaries of the original date of grant under the Rockwell Plans and (b) at the time of exercise of a stock option the option price must be paid in full in cash or in shares of Company Common Stock or in a combination of cash and shares of Company Common Stock. If a 1998 Plan Participant who holds an outstanding stock option dies, the 1998 Plan permits the exercise thereof within three years of the date of death (or the expiration date specified in the option if earlier) even if it were not exercisable at such date. If a 1998 Plan Participant holding an outstanding grant of options retires under a retirement plan specified in the 1998 Plan at any time after a portion of the options subject to a particular grant has become exercisable, the options subject to that grant may be exercised from and after the date upon which they are first exercisable under that grant for five years after the date of retirement (or the expiration date specified in the grant if earlier), even if any of them was not exercisable at the date of retirement. Except as the Compensation Committee may otherwise determine (subject to certain limitations), if a 1998 Plan Participant's employment terminates for any other reason at any time after a portion of the options subject to a particular grant has become exercisable, the options subject to that grant may be exercised within 90 days after the date of termination of employment (or the expiration date specified in the grant if earlier), only to the extent the 1998 Plan Participant was entitled to exercise the options at the time of termination of employment.

     No stock options may be granted under the 1998 Plan after the Distribution Date.


     Total Grants. It is anticipated that options to purchase approximately 5,450,000 shares of Company Common Stock will be issued to holders of Rockwell Options, other than employees of Semiconductor Systems (or any director of the Company who is not also a director of Rockwell) at the time of the Distribution, that were granted between January 1, 1990 and August 31, 1998, in connection with the adjustment of certain Rockwell Options held by such persons on the Distribution Date. It is also anticipated that options to purchase Company Common Stock will be issued to employees of the Company, including the Named Executive Officers, in replacement of approximately 1,700,000 Rockwell Options, including approximately 374,000 Rockwell Options held by the Named Executive Officers, expected to be held by such employees on the Distribution Date. The number of shares of Company Common Stock that will be subject to such options will depend on the ratio between the respective market values of Company Common Stock and Rockwell Common Stock at the time of the Distribution. See "Arrangements Between Rockwell and the Company -- Employee Matters Agreement".


     Tax Matters. The material Federal income tax consequences of receipt of incentive stock options and non-qualified stock options under the 1998 Plan under present law and regulations are as described for incentive stock options and non-qualified stock options under the 1999 LTIP. See "-- 1999 Long-Term Incentives Plan -- Tax Matters".

     Change of Control Benefits. In order to maintain the rights of 1998 Plan Participants in the event of a change of control of the Company, the 1998 Plan provides that all stock options then outstanding shall become fully exercisable whether or not otherwise then exercisable. A change of control is deemed to occur under the same circumstances as provided in Article III,
Section 13(I) of the Company By-Laws. See "-- 1999 Long-Term Incentives Plan".

     Amendment, Suspension or Termination of 1998 Plan. The Compensation Committee may at any time amend, suspend or terminate the 1998 Plan or Company Options subject thereto. In the event any change in or affecting shares of Company Common Stock occurs, the Company's Board of Directors may make appropriate amendments to or adjustments in the 1998 Plan or Company Options subject thereto, including changes in the number of shares of Company Common Stock which may be issued under the 1998 Plan and the number of shares of Company Common Stock and price per share of Company Common Stock subject to Company Options. The Company's Board of Directors and the Compensation Committee may not, however (except in making amendments and adjustments in the event of changes in or affecting shares of Company Common Stock) (i) without the consent of the person affected, cancel or reduce an outstanding Company Option other than as provided for or contemplated in the agreement evidencing the option or
(ii) without the approval of shareowners, increase the number of shares of Company Common Stock that may be issued under the 1998 Plan or reduce the option exercise price of any Company Option.

  DIRECTORS STOCK PLAN

     The Company's Directors Stock Plan (the "Directors Plan") has been adopted by the Company's Board of Directors and approved by Rockwell as the Company's sole shareowner. An aggregate of 315,000 shares of Company Common Stock may be issued under the Directors Plan, subject to appropriate adjustment in the event of any change in or affecting shares of Company Common Stock, including but not limited to stock dividends, stock splits and recapitalizations.

     Participation. Participation in the Directors Plan will be limited to directors who are not employees of the Company or any of its subsidiaries.

     Restricted Shares. Directors may elect to receive their cash retainer for Board service in the form of restricted shares of Company Common Stock. Restricted shares, if elected, would be held by the Company until ten days after the recipient retires from the Company's Board of Directors after reaching age 72 and having served at least three years as a director or ceases to be a director by reason of the antitrust laws, compliance with the Company's conflict of interest policies, death, disability or other circumstances the Company's Board of Directors determines not to be adverse to the best interests of the Company. Restricted shares would have all the attributes of outstanding shares including the right to vote and to receive dividends thereon.

     Stock Options. Under the Directors Plan grants of options to purchase 40,000 shares of Company Common Stock will be made to each non-employee director effective upon election as a director (or, for the initial non-employee directors, effective concurrently with the first options granted under the 1999
LTIP). Following completion of one year of service on the Board by a non-employee director, grants of options to purchase 15,000 shares of Company Common Stock will thereafter be made annually to such non-employee director immediately following each Annual Meeting of Shareowners. The purchase price of the shares subject to the option will be one hundred percent (100%) of the fair market value of Company Common Stock on the date an option is granted. Upon exercise of an option, the option price must be paid in full in cash, shares of Company Common Stock valued at their fair market value on the date of exercise, or a combination of both.

     Options granted under the Directors Plan may not be exercised prior to one year nor after ten years from the date of grant and become exercisable in four approximately equal installments on the first, second, third and fourth anniversaries of the date of grant. If an optionee who holds an outstanding stock option dies, the Directors Plan permits the exercise of such option within three years of the date of death (or until the expiration date specified in the option, if earlier), even if it were not exercisable at such date. If an optionee who holds an outstanding stock option retires from the Company's Board of Directors after reaching age 72 or having served at least ten years as a director, all options then held will be exercisable even if they were not exercisable at such retirement date, provided that such options shall expire at the earlier of five years from the date of retirement or the expiration date specified in the options. The Directors Plan permits the Compensa-tion Committee to make determinations as to exercisability upon other termination of an optionee's membership on the Company's Board of Directors.

     Administration and Amendment. The Directors Plan will be administered by the Compensation Committee. The Company's Board of Directors may amend the Directors Plan in any respect, provided that no amendment may be made without shareowner approval that would materially (i) increase the maximum number of shares of Company Common Stock available for delivery under the Directors Plan (other than adjustments to reflect changes in or affecting shares of Company Common Stock), (ii) increase the benefits accruing to participants under the Directors Plan, or (iii) modify the requirements as to eligibility for participation in the Directors Plan. The Company's Board of Directors also has authority to terminate the Directors Plan at any time.

     Change of Control Benefits. In order to maintain the rights of participants in the Directors Plan in the event of a change of control of the Company, the Directors Plan provides that upon the occurrence of such a change, all outstanding stock options shall become fully exercisable whether or not then exercisable and the restrictions on all restricted shares shall lapse. See
"-- 1999 Long-Term Incentives Plan".

     Tax Matters. The material Federal income tax consequences of the issuance or transfer of restricted shares awarded in lieu of cash retainers is that the value thereof is not taxable to the recipient, and the Company will not be entitled to its deduction, until the restriction lapses (at the value of the shares on the date the restriction lapses).

     The material Federal income tax consequences of the grant of options under the Directors Plan are that upon the exercise of an option, the optionee realizes ordinary income, and the Company is entitled to a deduction, equal to the difference between the option exercise price and the fair market value of the shares acquired at the time of exercise.

  EMPLOYEE STOCK PURCHASE PLAN


     The Company has adopted (and Rockwell as the Company's sole shareowner has approved) an employee stock purchase plan to be qualified under Section 423 of the Code (the "Stock Purchase Plan") for anticipated implementation during fiscal 1999. Participation in the Stock Purchase Plan is expected to be available to all full-time employees of the Company (including represented hourly employees) in the United States and all salaried employees at the Company's international locations (to the extent permitted by local law). Participants may elect to have up to 10 percent of their total compensation withheld for quarterly purchases of Company Common Stock at a price equal to 85 percent of the lesser of the fair market value thereof at the beginning or end of each quarter. It is anticipated that an aggregate of 1,500,000 shares of Company Common Stock will initially be authorized for issuance pursuant to the Stock Purchase Plan.

OWNERSHIP OF COMPANY COMMON STOCK

     The following table sets forth the number of shares of Company Common Stock expected to be beneficially owned following the Distribution, directly or indirectly, by each director, each Named Executive Officer and such persons and other executive officers, as a group, based upon the beneficial ownership of such persons of Rockwell Common Stock reported to Rockwell as of October 31, 1998, including shares as to which a right to acquire ownership exists (for example, through the exercise of stock options, conversions of securities or through various trust arrangements) within the meaning of Rule 13d-3(d)(1) under the Exchange Act.


                                                                       COMMON STOCK
                                                         -----------------------------------------
NAME                                                     SHARES(1)            PERCENT OF CLASS (2)
----                                                     ---------            --------------------
Donald R. Beall........................................    891,883(3)(4)(5)                    0.9%
Richard M. Bressler....................................      9,660(5)(6)                        --
Dwight W. Decker.......................................     78,557(3)(5)(7)                    0.1
F. Craig Farrill.......................................         --                     --
Jerre L. Stead.........................................         --                     --
Moiz M. Beguwala.......................................      7,629(3)(5)                        --
Anthony C. D'Augustine.................................        207(3)                           --
Raouf Y. Halim.........................................      2,457(3)(5)                        --
F. Matthew Rhodes......................................        683(3)(5)                        --
All of the above and other
  executive officers as a group (14 persons)...........  1,029,030(3)(5)                       1.1


---------------

(1) Each person has sole voting and investment power with respect to the shares listed unless otherwise indicated.

(2) The shares owned by each person, and by the group, and the shares included in the number of shares outstanding have been adjusted, and the percentage of shares owned (where such percentage exceeds 0.1%) has been computed, in accordance with Rule 13d-3(d)(1) under the Exchange Act.

(3) Includes shares expected to be beneficially owned in respect of shares of Rockwell Common Stock held under Rockwell's savings plans as of October 31, 1998.

(4) Includes shares, as to which beneficial ownership is disclaimed, as follows:
    125,506 shares expected to be held for the benefit of family members and 5,000 shares expected to be owned by the Beall Family Foundation, of which Mr. Beall is President and a director. Does not include 144,104 shares in respect of shares of Rockwell Common Stock that may be acquired upon exercise of stock options assigned to family members who are the beneficial owners thereof.


(5) Includes shares in respect of shares of Rockwell Common Stock that may be acquired upon the exercise of outstanding stock options within 60 days as follows: 703,474; 7,668; 71,537; 2,672; 1,576; 500; and 821,515 for Messrs.
    Beall, Bressler, Decker, Beguwala, Halim, Rhodes and the group, respectively. For Mr. Beall, the number of shares of Company Common Stock is one-half the number of shares of Rockwell Common Stock that may be acquired upon exercise of such outstanding stock options. For Messrs. Bressler, Decker, Beguwala, Halim, Rhodes and the group (other than Mr. Beall), the number of shares of Company Common Stock is the same as the number of shares of Rockwell Common Stock that may be acquired upon exercise of such outstanding stock options; the actual number of shares of Company Common Stock that will be subject to such options will depend on the ratio between the respective market values of Company Common Stock and Rockwell Common Stock at the time of the Distribution.


(6) Includes 892 shares in respect of shares of Rockwell Common Stock granted to Mr. Bressler as restricted stock under the Rockwell Directors Plan.

(7) Includes 4,102 shares in respect of shares of Rockwell Common Stock granted to Mr. Decker as restricted stock in partial payment of long-term incentive payments earned for three-year performance periods ended September 30, 1997.

     With the exception of Wells Fargo Bank, N.A., as trustee under the Rockwell Savings Plan, which held approximately 19% (of which approximately 6% was for active Rockwell employees and the remainder for former Rockwell employees) of the outstanding shares of Rockwell Common Stock as of October 31, 1998, there are no persons known to Rockwell who are expected to be "beneficial owners" (as that term is defined in the rules of the Commission) of more than 5% of any class of the Company's voting securities outstanding as of the Distribution Date.

                      DESCRIPTION OF COMPANY CAPITAL STOCK

     Immediately prior to the Distribution, the Company will be authorized to issue (i) 500,000,000 shares of Company Common Stock, of which (based on the number of shares of Rockwell Common Stock outstanding as of October 31, 1998) approximately 95 million shares of Company Common Stock will be issued to shareowners of Rockwell in the Distribution, and (ii) 25,000,000 shares of Preferred Stock, without par value ("Company Preferred Stock"), of which 1,500,000 shares will be designated as Series A Junior Participating Preferred Stock ("Company Junior Preferred Stock") for issuance in connection with the exercise of the Company Rights. See "-- Company Rights Plan".

     The discussion of the material terms of the Company's capital stock contained herein is qualified by reference to the Company Certificate, which will be in effect immediately prior to the Distribution, a copy of which has been filed as an exhibit to the Registration Statement of which this Information Statement is a part.

COMPANY COMMON STOCK


     The Company Certificate (except as to the numbers of authorized shares of capital stock) and the Company By-Laws are substantially similar to the Restated Certificate of Incorporation of Rockwell (the "Rockwell Certificate") and the By-Laws of Rockwell (the "Rockwell By-Laws"), including provisions establishing a classified Board of Directors, requiring shareowners to provide advance notice of any shareowner nominations of directors or any proposal of new business to be considered at any meeting of shareowners, requiring a supermajority vote to remove a director or to amend or repeal certain provisions of the Company Certificate or the Company By-Laws and precluding shareowners from calling a special meeting of shareowners. See "-- Certain Provisions in the Company Certificate and Company By-Laws".


     Holders of Company Common Stock will be entitled to such dividends as may be declared by the Board of Directors of the Company out of any funds of the Company legally available therefor. Dividends may not be paid on Company Common Stock unless all accrued dividends on Company Preferred Stock, if any, have been paid or set aside. In the event of any liquidation, dissolution or winding up of the Company, the holders of Company Common Stock will be entitled to share pro rata in the assets remaining after payment to creditors and after payment of the liquidation preference plus any unpaid dividends to holders of any outstanding Company Preferred Stock. Each holder of Company Common Stock will be entitled to one vote for each such share outstanding in such holder's name. No holder of Company Common Stock will be entitled to cumulate such holder's votes in voting for directors. The Company Certificate provides that, unless otherwise determined by the Board of Directors of the Company, no holder of Company Common Stock will, as such holder, have any right to purchase or subscribe for any stock of any class which the Company may issue or sell.

     Except as described below under "-- Certain Provisions in the Company Certificate and Company By-Laws", the rights, privileges and preferences of Company Common Stock will otherwise be substantially similar to the rights, privileges and preferences of Rockwell Common Stock.

COMPANY PREFERRED STOCK

  General

     The Company Certificate authorizes the Board of Directors of the Company to establish one or more series of Company Preferred Stock (of up to an aggregate of 25,000,000 shares) and to determine, with respect to any series of Company Preferred Stock, the terms and rights of such series, including (i) the designation of the series, (ii) the number of shares of the series, which number the Board of Directors of the Company may thereafter (except where otherwise provided in the applicable certificate of designation) increase or decrease (but not below the number of shares thereof then outstanding), (iii) whether dividends, if any, will be cumulative or noncumulative, and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative, (iv) the rate of any dividends (or method of determining such dividends) payable to the holders of the shares of such series, any conditions upon which such dividends will be paid and the date or dates or the method for determining the date or dates upon which such dividends will be payable, (v) the redemption rights and price or prices, if any, for shares of the series, (vi) the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series, (vii) the amounts payable on and the preferences, if any, of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, (viii) whether the shares of the series will be convertible or exchangeable into shares of any other class or series, or any other security, of the Company or any other corporation, and, if so, the specification of such other class or series or such other security, the conversion or exchange price or prices or rate or rates, any adjustments thereof, the date or dates as of which such shares will be convertible or exchangeable and all other terms and conditions upon which such conversion or exchange may be made, (ix) restrictions on the issuance of shares of the same series or of any other class or series,
(x) the voting rights, if any, of the holders of the shares of the series and
(xi) any other relative rights, preferences and limitations of such series.

     The Board of Directors of the Company believes that the ability of the Board to issue one or more series of Company Preferred Stock will provide the Company with flexibility in structuring possible future financings and acquisitions, and in meeting other corporate needs which might arise. The authorized shares of Company Preferred Stock, as well as Company Common Stock, will be available for issuance without further action by the Company's shareowners, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company's securities may be listed or traded. If the approval of the Company's shareowners is not so required, the Board of Directors of the Company may determine not to seek shareowner approval.

     Although the Board of Directors of the Company has no intention at the present time of doing so (other than as described below with respect to the Company Junior Preferred Stock), it could issue a series of Company Preferred Stock that could, depending on the terms of such series, impede the completion of a merger, tender offer or other takeover attempt. The Board of Directors of the Company will make any determination to issue such shares based on its judgment as to the best interests of the Company and its shareowners. The Board of Directors of the Company, in so acting, could issue Company Preferred Stock having terms that could discourage an acquisition attempt through which an acquirer may be able to change the composition of the Board of Directors of the Company, including a tender offer or other transaction that some, or a majority, of the Company's shareowners might believe to be in their best interests or in which shareowners might receive a premium for their stock over the then current market price of such stock.

  Company Junior Preferred Stock

     The summary of the material terms of the Company Junior Preferred Stock contained herein is qualified by reference to the provisions of the Company Certificate, a copy of which has been filed as an exhibit to the Registration Statement of which this Information Statement is a part.


     The Board of Directors of the Company has authorized the issuance of up to 1,500,000 shares of Company Junior Preferred Stock. The terms of the Company Junior Preferred Stock are set forth in the Company Certificate. The Company Junior Preferred Stock, when issued upon exercise of the Company Rights, will be fully paid and nonassessable. See "-- Company Rights Plan".


     Ranking and Redemption. The Company Junior Preferred Stock will rank junior to all series of any other class of Company Preferred Stock with respect to payments of dividends and distribution of assets and will be non-redeemable.

     Dividend Rights. Holders of Company Junior Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors of the Company out of funds legally available therefor, quarterly dividends equal to the greater of (i) $1 or (ii) 100 times the amount of cash dividends and 100 times the amount (payable in kind) of non-cash dividends or other distributions (other than stock dividends of Company Common Stock) declared per share of the Company Common Stock. If the Company at any time declares or pays a stock dividend payable in Company Common Stock, or effects a subdivision or combination or consolidation of Company Common Stock, then the amount to which holders of Company Junior Preferred Stock will be entitled under clause (ii) of the previous sentence will be adjusted in accordance with the antidilution provisions contained in the Company Certificate.

     Dividends and distributions on the Company Junior Preferred Stock will be declared immediately after the declaration of the dividend or distribution on the Company Common Stock and will be payable quarterly on the second Monday of March, June, September and December in each year (a "Dividend Payment Date"). In the event that no dividend or distribution is declared on Company Common Stock, then a dividend of $1 per share of Company Junior Preferred Stock will nevertheless be payable on the next Dividend Payment Date. The Board of Directors of the Company may fix a record date for the determination of the holders of Company Junior Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date may not be more than 60 days prior to the payment date. Dividends on the Company Junior Preferred Stock will accrue and be cumulative. Accrued and unpaid dividends will not bear interest.

     If quarterly dividends or other dividends or distributions payable on the Company Junior Preferred Stock are in arrears, until all accrued and unpaid dividends and distributions on the Company Junior Preferred Stock are paid in full, the Company may not (i) declare or pay any dividend or distribution with respect to any stock ranking junior to the Company Junior Preferred Stock; (ii) declare or pay any dividend or distribution with respect to any stock ranking on a parity with the Company Junior Preferred Stock, other than pro rata distributions made on the Company Junior Preferred Stock and all such parity stock; (iii) redeem or purchase or otherwise acquire shares of Company Junior Preferred Stock or any stock ranking junior to the Company Junior Preferred Stock (provided that the Company may redeem or purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock ranking junior to the Company Junior Preferred Stock); and (iv) redeem or purchase or otherwise acquire shares of any stock ranking on a parity with the Company Junior Preferred Stock, except in accordance with a purchase offer made in writing or publication to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

     Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Company, no distributions will be made with respect to (i) any shares of stock ranking junior to the Company Junior Preferred Stock, unless holders of shares of Company Junior Preferred Stock have received an amount per share equal to $100 plus an amount per share equal to any dividends accrued but unpaid thereon, without interest, provided that such holders will be entitled to receive an amount per share equal to 100 times the amount to be distributed per share to holders of Company Common Stock or (ii) any shares of stock ranking on a parity with the Company Junior Preferred Stock, except for pro rata distributions made on the Company Junior Preferred Stock and all such parity stock. If the Company at any time declares or pays a stock dividend payable in Company Common Stock, or effects a subdivision or combination or consolidation of Company Common Stock, then the amount to which holders of Company Junior Preferred Stock will be entitled will be adjusted in accordance with the antidilution provisions contained in the Company Certificate.

     Voting Rights. Each share of Company Junior Preferred Stock will be entitled to 100 votes per share. If the Company at any time declares or pays a stock dividend payable in Company Common Stock, or effects a subdivision or combination or consolidation of Company Common Stock, then the number of votes to which holders of Company Junior Preferred Stock will be entitled will be adjusted in accordance with the antidilution provisions contained in the Company Certificate. The Company Junior Preferred Stock shall vote together with the Company Common Stock and any other capital stock of the Company having general voting rights as one class on all matters submitted to a vote of shareowners of the Company, except as otherwise provided in a certificate of designation for any other class of Company Preferred Stock filed with the Secretary of State of the State of Delaware or by law. Except as otherwise provided by law, the Company Junior Preferred Stock will have no special voting rights, and except to the extent the Company Junior Preferred Stock is entitled to vote with the Company Common Stock, the consent of the Company Junior Preferred Stock will not be required for taking any corporate action.

     Rights Upon Consolidation, Merger or Combination. If the Company enters into any consolidation, merger, combination or other transaction in which shares of Company Common Stock are exchanged for or changed into other stock or securities, cash and/or other property, then each share of Company Junior Preferred Stock will at the same time be similarly exchanged or changed into an amount per share equal to 100 times the aggregate amount of stock, securities, cash and/or other property (payable in kind) into which or for which each share of Company Common Stock is changed or exchanged. If the Company at any time declares or pays a stock dividend payable in Company Common Stock, or effects a subdivision or combination or consolidation of Company Common Stock, then the amount to which holders of Company Junior Preferred Stock will be entitled with respect to such exchange or change will be adjusted in accordance with the antidilution provisions contained in the Company Certificate.

CERTAIN PROVISIONS IN THE COMPANY CERTIFICATE AND COMPANY BY-LAWS


     Except as described below, the Company Certificate and the Company By-Laws are substantially similar to the Rockwell Certificate and the Rockwell By-Laws. Accordingly, the Company Certificate and the Company By-Laws contain various provisions intended to (i) promote stability of the Company's shareowner base and (ii) render more difficult certain unsolicited or hostile attempts to take over the Company which could disrupt the Company, divert the attention of the Company's directors, officers and employees and adversely affect the independence and integrity of the Company's business. A summary of the material terms of these provisions of the Company Certificate and the Company By-Laws is set forth below.


  Classified Board of Directors and Removal of Directors

     Pursuant to the Company Certificate, the number of directors of the Company will be fixed by the Board of Directors of the Company. The directors (other than those elected by the holders of any series of Company Preferred Stock or any other series or class of stock, other than Company Common Stock) will be divided into three classes, each class to consist as nearly as possible of one-third of the directors. Directors elected by shareowners at an Annual Meeting of Shareowners will be elected by a plurality of all votes cast at such annual meeting. Initially, the terms of office of the three classes of directors will expire, respectively, at the Annual Meetings of Shareowners in 2000, 2001 and 2002. The term of the successors of each such class of directors expires three years from the year of election.

     The Company Certificate provides that except as otherwise provided for or fixed by or pursuant to a certificate of designations setting forth the rights of the holders of any class or series of Company Preferred Stock and unless the Board of Directors of the Company otherwise determines, newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors of the Company resulting from death, resignation, disqualification, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors of the Company, and not by the shareowners. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director's successor shall have been duly elected and qualified. No decrease in the number of directors constituting the Board of Directors of the Company will shorten the term of any incumbent director. Subject to the rights of holders of any Company Preferred Stock, any director may be removed from office only for cause by the affirmative vote of the holders of at least 80 percent of the voting power of all the outstanding capital stock of the Company entitled to vote generally in the election of directors (the "Voting Power"), voting together as a single class.

     These provisions of the Company Certificate would preclude a third party from removing incumbent directors and simultaneously gaining control of the Board of Directors of the Company by filling the vacancies created by removal with its own nominees. Under the classified board provisions described above, it would take at least two elections of directors for any individual or group to gain control of the Board of Directors of the Company. Accordingly, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of the Company.

  Fair Price Provision

     The Company Certificate contains a provision (the "Fair Price Provision") pursuant to which a Business Combination (as defined below) between the Company or a subsidiary of the Company and an Interested Shareowner (as defined below) requires approval by the affirmative vote of the holders of not less than 80 percent of the Voting Power, unless the Business Combination is approved by at least two-thirds of the

Continuing Directors (as defined below) or certain fair price criteria and procedural requirements specified in the Fair Price Provision and described below are met. If either the requisite Board of Directors approval or the fair price and procedural requirements were met, the Business Combination would be subject to the voting requirements otherwise applicable under the DGCL and Nasdaq, which for most types of Business Combinations currently would be the affirmative vote of the holders of a majority of the outstanding shares of stock of the Company entitled to vote thereon.

     The general purpose of the Fair Price Provision is to protect shareowners against so-called front-end loaded or two-tier tender offers which may afford some shareowners a disproportionately higher price for their shares than shareowners receive generally. The Fair Price Provision is intended to help assure the Company's shareowners fair and equitable treatment in the event a third party were to seek to acquire the Company.

     A "Business Combination" is defined as: (i) a merger or consolidation of the Company or any subsidiary with an Interested Shareowner; (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition by the Company or a subsidiary of assets or securities having a value of $25 million or more if an Interested Shareowner is a party to the transaction; (iii) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an Interested Shareowner; (iv) any reclassification of securities, recapitalization, merger with a subsidiary or other transaction which has the effect, directly or indirectly, of increasing an Interested Shareowner's proportionate share of the outstanding capital stock of the Company or a subsidiary; or (v) any agreement or contract providing for any of the foregoing.

     An "Interested Shareowner" is defined as any person who is the beneficial owner of 10 percent or more of the Voting Power other than the Company, certain of its subsidiaries, or the employee benefit plans of the Company, any subsidiary or Rockwell and the trustees of such plans. A person is the "beneficial owner" of stock that such person, directly or indirectly, owns or has the right to acquire or vote. The Company is not aware of any person or group who would have been within the definition of an "Interested Shareowner" if the Distribution had occurred on October 31, 1998.

     "Fair Price" Criteria. Under the Fair Price Provision, the fair price criteria that must be satisfied to avoid the 80 percent shareowner voting requirement include the requirements that the consideration paid to the Company's shareowners in a Business Combination must be (i) either cash or the same form of consideration used by the Interested Shareowner in acquiring its beneficial ownership of the largest number of shares of the relevant class or series of the Company's capital stock acquired by the Interested Shareowner and
(ii) at least equal to the highest of (A) the highest per share price paid by or on behalf of the Interested Shareowner in the two-year period immediately preceding the date of the first public announcement of the proposal of the Business Combination or in the transaction in which it became an Interested Shareowner, whichever is higher, (B) the fair market value per share of the relevant class or series of the Company's capital stock on the date the Interested Shareowner became an Interested Shareowner or the date of the first public announcement of the proposal of the Business Combination, whichever is higher, or (C) the liquidation preference of the relevant class or series of the Company's capital stock (other than Company Common Stock). The Interested Shareowner would be required to meet the fair price criteria with respect to each class of the Company's capital stock, whether or not the Interested Shareowner beneficially owned shares of that class prior to proposing the Business Combination. If the Business Combination does not involve any cash or other property being received by any of the other shareowners, such as a sale of assets or an issuance of the Company's securities to an Interested Shareowner, then the fair price criteria discussed above would not apply, and approval by the holders of 80 percent of the Voting Power would be required unless the transaction were approved by at least two-thirds of the Continuing Directors.

     Procedural Requirements. Under the Fair Price Provision, even if the foregoing fair price criteria are met, the following procedural requirements must be met if the Business Combination is not to require approval by at least two-thirds of the Continuing Directors or approval by the holders of 80 percent of the Voting Power: (i) the Company, after the Interested Shareowner became an Interested Shareowner, must not have failed to pay full quarterly dividends on the Company Preferred Stock, if any, or reduced the rate of dividends paid on the Company Common Stock, unless such failure or reduction was approved by at least two-thirds of the Continuing Directors; (ii) the Interested Shareowner must not have acquired at any time after becoming an Interested Shareowner any additional shares of the Company's capital stock in any transaction unless after giving effect to such acquisition there would be no increase in the Interested Shareowner's percentage beneficial ownership of any class of the Company's capital stock; (iii) the Interested Shareowner must not have received (other than proportionately as a shareowner) at any time after becoming an Interested Shareowner, whether in connection with the proposed Business Combination or otherwise, the benefit of any loans or other financial assistance or any tax advantages provided by the Company; (iv) a proxy or information statement describing the proposed Business Combination and complying with the requirements of the Exchange Act must have been mailed to all shareowners of the Company at least 30 days prior to the consummation of the Business Combination; and (v) the Interested Shareowner must not have made any material change in the Company's business or equity capital structure without the approval of at least two-thirds of the Continuing Directors.

     Continuing Director Approval. If the Business Combination with an Interested Shareowner is approved by at least two-thirds of the Continuing Directors, neither the fair price criteria and other procedural requirements nor the 80 percent shareowner vote requirement would be applicable. A "Continuing Director" is any member of the Board of Directors of the Company who is not affiliated or associated with or a representative of the Interested Shareowner and who was a director of the Company prior to the time the Interested Shareowner became an Interested Shareowner, and any successor to such Continuing Director who is not affiliated or associated with or a representative of an Interested Shareowner and who was recommended or elected by at least two-thirds of the Continuing Directors.


     80 Percent Shareowner Vote. If the fair price criteria and procedural requirements are not satisfied and the Business Combination is not approved by at least two-thirds of the Continuing Directors, the Fair Price Provision requires the approval of the holders of 80 percent of the Voting Power, voting as a single class, in addition to any vote required by law or otherwise. If the fair price criteria and other procedural requirements were met or at least two-thirds of the Continuing Directors approved a particular Business Combination, the normal voting requirements of the DGCL and Nasdaq would apply. Under current provisions of the DGCL, certain mergers, consolidations, reclassifications of securities, sales of substantially all assets and plans of dissolution would have to be approved by the holders of a majority of the outstanding shares of stock of the Company entitled to vote thereon. Under the current rules of Nasdaq, on which shares of Company Common Stock have been approved for listing, the issuance of additional shares of Company Common Stock aggregating 20 percent of the outstanding shares could, under certain circumstances, require approval by a majority of the votes cast by the holders of the shares of the stock of the Company entitled to vote thereon. Certain other transactions, such as sales of less than substantially all assets, mergers involving a 90%-owned subsidiary and recapitalizations not involving any amendments to the Company Certificate, would not require shareowner approval under the DGCL or Nasdaq rules, although such transactions may constitute Business Combinations subject to the Fair Price Provision.


     Amendment of the Fair Price Provision. Any amendment or repeal of the Fair Price Provision, or the adoption of provisions inconsistent therewith, must be approved by the affirmative vote of the holders of not less than 80 percent of the Voting Power, voting together as a single class, unless such amendment, repeal or adoption were approved by at least two-thirds of the Continuing Directors, in which case the provisions of the DGCL would require the affirmative vote of the holders of a majority of the outstanding shares of the Company's stock entitled to vote thereon.

  Special Shareowners' Meetings and Right to Act By Written Consent

     The Company Certificate and the Company By-Laws provide that a special meeting of shareowners may be called only by a resolution adopted by a majority of the entire Board of Directors of the Company. Shareowners are not permitted to call, or to require that the Board of Directors call, a special meeting of shareowners. Moreover, the business permitted to be conducted at any special meeting of shareowners is limited to the business brought before the meeting pursuant to the notice of the meeting given by the Company. In addition, the Company Certificate provides that any action taken by the shareowners of the Company must be effected at an annual or special meeting of shareowners and may not be taken by written consent in lieu of a meeting.

     The provisions of the Company Certificate and the Company By-Laws prohibiting shareowner action by written consent may have the effect of delaying consideration of a shareowner proposal until the next annual meeting. These provisions would also prevent the holders of a majority of the Voting Power from unilaterally using the written consent procedure to take shareowner action. Moreover, a shareowner could not force shareowner consideration of a proposal over the opposition of the Board of Directors of the Company by calling a special meeting of shareowners prior to the time the Board believes such consideration to be appropriate.

  Procedures for Shareowner Nominations and Proposals

     The Company By-Laws establish an advance notice procedure for shareowners to nominate candidates for election as directors or to bring other business before meetings of shareowners of the Company (the "Shareowner Notice Procedure").

     Only those shareowner nominees who are nominated in accordance with the Shareowner Notice Procedure will be eligible for election as directors of the Company. Under the Shareowner Notice Procedure, notice of shareowner nominations to be made at an annual meeting (or of any other business to be brought before such meeting) must be received by the Company not less than 90 days nor more than 120 days prior to the first anniversary of the previous year's annual meeting (or, in the case of the 2000 Annual Meeting of Shareowners or if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, not earlier than the 120th day prior to such meeting and not later than the later of (i) the 90th day prior to such meeting or (ii) the 10th day after public announcement of the date of such meeting is first made). Notwithstanding the foregoing, in the event that the number of directors to be elected is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Company at least 100 days prior to the first anniversary of the preceding year's annual meeting, a shareowner's notice will be timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Company not later than the 10th day after such public announcement is first made by the Company.

     The Company By-Laws provide that only such business may be conducted at a special meeting as is specified in the notice of meeting. Nominations for election to the Company's Board of Directors may be made at a special meeting at which directors are to be elected only by or at the Company's Board of Directors direction or by a shareowner who has given timely notice of nomination. Under the Shareowner Notice Procedure, such notice must be received by the Company not earlier than the 120th day before such meeting and not later than the later of
(i) the 90th day prior to such meeting or (ii) the 10th day after public announcement of the date of such meeting is first made. Shareowners will not be able to bring other business before special meetings of shareowners.

     The Shareowner Notice Procedure provides that at an annual meeting only such business may be conducted as has been brought before the meeting by or at the direction of the Company's Board of Directors or by a shareowner who has given timely written notice (as set forth above with respect to shareowner's nominations for election of directors at annual meetings) to the Company of such shareowner's intention to bring such business before such meeting.

     Under the Shareowner Notice Procedure, a shareowner's notice to the Company proposing to nominate an individual for election as a director must contain certain information, including, without limitation, the identity and address of the nominating shareowner, the class and number of shares of stock of the Company owned by such shareowner, and all information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee. Under the Shareowner Notice Procedure, a shareowner's notice relating to the conduct of business other than the nomination of directors must contain certain information about such business and about the proposing shareowner, including, without limitation, a brief description of the business the shareowner proposes to bring before the meeting, the reasons for conducting such business at such meeting, the name and address of such shareowner, the class and number of shares of stock of the Company beneficially owned by such shareowner, and any material interest of such shareowner in the business so proposed. If the Chairman or other officer presiding at a meeting determines that an individual was not nominated, or other business was not brought before the meeting, in accordance with the Shareowner Notice Procedure, such individual will not be eligible for election as a director, or such business will not be conducted at such meeting, as the case may be.

     By requiring advance notice of nominations by shareowners, the Shareowner Notice Procedure will afford the Company's Board of Directors an opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Company's Board of Directors, to inform shareowners about such qualifications. By requiring advance notice of other proposed business, the Shareowner Notice Procedure will provide a more orderly procedure for conducting annual meetings of shareowners and, to the extent deemed necessary or desirable by the Company's Board of Directors, will provide the Company's Board of Directors with an opportunity to inform shareowners, prior to such meetings, of any business proposed to be conducted at such meetings, together with the Company's Board of Directors' position regarding action to be taken with respect to such business, so that shareowners can better decide whether to attend such a meeting or to grant a proxy regarding the disposition of any such business.

     Although the Company By-Laws do not give the Company's Board of Directors any power to approve or disapprove shareowner nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareowner proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Company and its shareowners.

  Amendment of the Company Certificate and Company By-Laws

     The Company Certificate provides that the affirmative vote of at least 80 percent of the Voting Power, voting together as a single class, would be required to (i) amend or repeal the provisions of the Company Certificate with respect to (A) the election of directors, (B) the right to call a special shareowners' meeting and (C) the right to act by written consent, (ii) adopt any provision inconsistent with such provisions and (iii) amend or repeal the provisions of the Company Certificate with respect to amendments to the Company Certificate or the Company By-Laws. In addition, the Company Certificate provides that the Board of Directors of the Company may make, alter, amend and repeal the by-laws of the Company and that the amendment or repeal by shareowners of any by-laws of the Company would require the affirmative vote of at least 80 percent of the Voting Power, voting together as a single class.

COMPANY RIGHTS PLAN


     The Company's Board of Directors has declared a dividend of one preferred share purchase right ("Company Right") to be paid in respect of each share of Company Common Stock to be issued in the Distribution. Each Company Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Company Junior Preferred Stock, at a price to be established by the Board of Directors of the Company at the time the Company Rights Agreement is entered into (the "Purchase Price"), subject to adjustment. The description and terms of the Company Rights will be set forth in a Rights Agreement (the "Company Rights Agreement") to be entered into between the Company and ChaseMellon, as Rights Agent (the "Rights Agent").


     Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 20% or more of the outstanding Company Common Stock or (ii) 10 business days (or such later date as may be determined by the Company's Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Company Common Stock (the earlier of such dates being called the "Rights Distribution Date"), the Company Rights will be attached to Company Common Stock and the Company Rights will be owned by the registered owners of Company Common Stock.

     The Company Rights Agreement will provide that, until the Rights Distribution Date (or until the earlier redemption or expiration of the Company Rights), (i) the Company Rights will be transferred with and only with the Company Common Stock, (ii) certificates representing Company Common Stock and statements in respect of shares of Company Common Stock registered in book-entry or uncertificated form will contain a notation incorporating the terms of the Company Rights by reference and (iii) the transfer of any shares of Company Common Stock will also constitute the transfer of the Company Rights associated therewith. As soon as practicable following the Rights Distribution Date, separate certificates evidencing the Company Rights ("Rights Certificates") will be mailed to holders of record of the Company Common Stock as of the close of business on the Rights Distribution Date and such separate Rights Certificates alone will evidence the Company Rights.

     The Company Rights will not be exercisable until the Rights Distribution Date. The Company Rights will expire on the tenth anniversary of the Distribution (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Company Rights are earlier redeemed by the Company, in each case, as described below.

     The Purchase Price payable, and the number of shares of Company Junior Preferred Stock or other securities or property issuable, upon exercise of the Company Rights will be subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, Company Junior Preferred Stock, (ii) upon the grant to holders of shares of Company Junior Preferred Stock of certain rights or warrants to subscribe for or purchase shares of Company Junior Preferred Stock at a price, or securities convertible into shares of Company Junior Preferred Stock with a conversion price, less than the then current market price of the shares of Company Junior Preferred Stock or (iii) upon the distribution to holders of shares of Company Junior Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in shares of Company Junior Preferred Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Company Rights and the number of one one-hundredths of a share of Company Junior Preferred Stock issuable upon exercise of each Company Right will also be subject to adjustment in the event of a stock split of the Company Common Stock or a stock dividend on the Company Common Stock payable in Company Common Stock or subdivisions, consolidations or combinations of the Company Common Stock occurring, in any such case, prior to the Rights Distribution Date.

     Shares of Company Junior Preferred Stock purchasable upon exercise of the Company Rights will not be redeemable. Each share of Company Junior Preferred Stock will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per share of Company Common Stock whenever such dividend is declared. In the event of liquidation, the holders of Company Junior Preferred Stock will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Company Common Stock. Each share of Company Junior Preferred Stock will have 100 votes, voting together with the Company Common Stock. In the event of any merger, consolidation or other transaction in which shares of Company Common Stock are exchanged, each share of Company Junior Preferred Stock will be entitled to receive 100 times the amount received per share of Company Common Stock. These rights will be protected by customary antidilution provisions.

     Because of the nature of the Company Junior Preferred Stock's dividend, liquidation and voting rights, the value of the one one-hundredth interest in a share of Company Junior Preferred Stock purchasable upon exercise of each Company Right should approximate the value of one share of Company Common Stock.

     In the event that, at any time after a person has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a Company Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Company Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Company Right. In the event that any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Company Right, other than Company Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise, in lieu of shares of Company Junior Preferred Stock, that number of shares of Company Common Stock having a market value of two times the exercise price of the Company Right.

     At any time after any person or group of affiliated or associated persons becomes an Acquiring Person, and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Company Common Stock, the Company's Board of Directors may exchange the Company Rights (other than Company Rights owned by such person or group, which will have become void after such person became an Acquiring Person) for Company Common Stock or Company Junior Preferred Stock, in whole or in part, at an exchange ratio of one share of Company Common Stock, or one hundredth of a share of Company Junior Preferred Stock (or of a share of another series of Company Preferred Stock having equivalent rights, preferences and privileges), per Company Right (subject to adjustment).

     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Company Junior Preferred Stock will be issued (other than fractions which are integral multiples of one one-hundredth of a share of Company Junior Preferred Stock, which may, at the election of the Company, be evidenced by depository receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Company Junior Preferred Stock on the last trading day prior to the date of exercise.

     At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding shares of Company Common Stock, the Board of Directors of the Company may redeem the Company Rights in whole, but not in part, at a price of $.01 per Company Right (the "Redemption Price"). The redemption of the Company Rights may be made effective at such time, on such basis and with such conditions as the Company's Board of Directors may determine, in its sole discretion. Immediately upon any redemption of the Company Rights, the right to exercise the Company Rights will terminate and the only right of the holders of Company Rights will be to receive the Redemption Price.

     The terms of the Company Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Company Rights, including an amendment to decrease the threshold at which a person becomes an Acquiring Person from 20% to not less than 10%, except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Company Rights.

     Until a Company Right is exercised, the holder thereof, as such, will have no rights as a shareowner of the Company, including, without limitation, the right to vote or to receive dividends.

     The Company Rights will have certain anti-takeover effects. The Company Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Company's Board of Directors, except pursuant to an offer conditioned on a substantial number of the Company Rights being acquired. The Company Rights should not interfere with any merger or business combination approved by the Company's Board of Directors, since the Company Rights may be redeemed by the Company at the Redemption Price prior to the time that a person or group has become an Acquiring Person.

     The foregoing summary of the material terms of the Company Rights is qualified by reference to the form of the Company Rights Agreement, which has been filed as an exhibit to the Registration Statement of which this Information Statement is a part.

ANTI-TAKEOVER LEGISLATION

     Section 203 of the DGCL provides that, subject to certain exceptions specified therein, a corporation shall not engage in any business combination with any interested shareowner for a three-year period following the time that such shareowner becomes an interested shareowner unless (i) prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareowner becoming an interested shareowner; (ii) upon consummation of the transaction which resulted in the shareowner becoming an interested shareowner, the interested shareowner owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or (iii) at or subsequent to such time, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested shareowner. Except as specified in Section 203 of the DGCL, an "interested shareowner" is defined to include (x) any person that is the owner of 15% or more of the outstanding voting stock of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date and (y) the affiliates and associates of any such person.

     Under certain circumstances, Section 203 of the DGCL makes it more difficult for a person who would be an interested shareowner to effect various business combinations with a corporation for a three-year period, although the shareowners may elect to exclude a corporation from the restrictions imposed thereunder. The Company Certificate does not exclude the Company from the restrictions imposed under Section 203 of the DGCL. It is anticipated that the provisions of Section 203 of the DGCL may encourage companies interested in acquiring the Company to negotiate in advance with the Company's Board of Directors, since the shareowner approval requirement would be avoided if a majority of the directors then in office approved either the business combination or the transaction which resulted in the shareowner becoming an interested shareowner.

            LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The DGCL permits Delaware corporations to eliminate or limit the monetary liability of directors for breach of their fiduciary duty of care, subject to certain limitations. The Company Certificate provides that Company directors are not liable to the Company or its shareowners for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareowners, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent violation of the laws governing the payment of dividends or the purchase or redemption of stock or (iv) for any transaction from which a director derived an improper personal benefit.

     The DGCL provides for indemnification of directors, officers, employees and agents subject to certain limitations. The Company By-Laws and the appendix thereto provide for the indemnification of directors, officers, employees and agents of the Company to the extent permitted by Delaware law. It is expected that the Company's directors and officers will be insured against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

                          GLOSSARY OF TECHNICAL TERMS

A/D           Analog-to-Digital.
ADSL          Asymmetric Digital Subscriber Line.
ATM           Asynchronous Transfer Mode.
BiCMOS        Bipolar Complementary Metal-Oxide Semiconductor.
bps           Bits per second.
CDMA          Code Division Multiple Access.
CMOS          Complementary Metal Oxide Semiconductor.
D/A           Digital-to-Analog.
DBS           Direct Broadcast Satellite.
DSL           Digital Subscriber Line.
DSP           Digital Signal Processor.
DSS           Digital Spread Spectrum.
E1            European standard for digital transmission for speeds up to
              2.048 Mbps.
E3            European standard for digital transmission for speeds up to
              34.368 Mbps.
GaAs          Gallium Arsenide.
Gbps          Gigabits per second, a billion bits per second.
GHz           Gigahertz.
GPS           Global Positioning System.
GSM           Global System for Mobile Communications.
HBT           Heterojunction Bipolar Transistor.
HDSL          High-speed Digital Subscriber Line.
IC            Integrated Circuit.
IP            Internet Protocol.
ISO           International Standards Organization.
ISP           Internet Service Provider.
ITU           International Telecommunications Union.
Kbps          Kilobits per second, a thousand bits per second.
LAN           Local Area Network.
LMDS          Local Multi-channel Distribution Service.
Mbps          Megabits per second, a million bits per second.
MCNS/DOCSIS   Multimedia Cable Network Systems Data Over Cable Services
              Interface Specifications.
MESFET        Metal Semiconductor Field-Effect Transistor.
MFP           Multifunction peripheral.
MHz           Megahertz.
MMDS          Multi-point Multi-channel Distribution System.
NTSC          National Television Standards Committee (North American
              television standard).
OEM           Original Equipment Manufacturer.
PAL           Phase Alternate Line (European television standard).
PCMCIA        Personal Computer Memory Card International Association.
PHY           Physical layer device.
RF            Radio Frequency.
RFCMOS        Radio Frequency Complementary Metal Oxide Semiconductor.
RFIC          Radio Frequency Integrated Circuit.
SAR           Segmentation And Reassembly device.
SDH           Synchronous Digital Hierarchy.
SECAM         Systeme Electronique Couleur Avec Memorie (French television standard).
SiGe          Silicon Germanium.
SONET         Synchronous Optical Network.
T1            North American standard for digital transmission for speeds up to 1.544 Mbps.
T3            North American standard for digital transmission for speeds up to 45 Mbps.
TDMA          Time Division Multiple Access.
WAN           Wide Area Network.
xDSL          Generic term for digital subscriber line, including ADSL and
              HDSL.

                    INDEX TO SEMICONDUCTOR SYSTEMS COMBINED
                       FINANCIAL STATEMENTS AND SCHEDULE

                                                              PAGE
                                                              ----
Independent Auditors' Report................................   F-2
Combined Balance Sheet as of September 30, 1998 and 1997....   F-3
Combined Statement of Operations for the years ended
  September 30, 1998, 1997 and 1996.........................   F-4
Combined Statement of Cash Flows for the years ended
  September 30, 1998, 1997 and 1996.........................   F-5
Notes to Combined Financial Statements......................   F-6
Schedule II -- Valuation and Qualifying Accounts............  F-20

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareowners of Rockwell International Corporation:

     We have audited the accompanying combined balance sheet of the semiconductor systems business (Semiconductor Systems) of Rockwell International Corporation (Rockwell), as described in Note 1 to the financial statements, as of September 30, 1998 and 1997, and the related combined statements of operations and cash flows for each of the three years in the period ended September 30, 1998. Our audits also included the financial statement schedule listed in the Index to Semiconductor Systems Combined Financial Statements and Schedule at page F-1. These financial statements and the financial statement schedule are the responsibility of Rockwell's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Semiconductor Systems as of September 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, such financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

DELOITTE & TOUCHE LLP

Costa Mesa, California
November 4, 1998

                             SEMICONDUCTOR SYSTEMS

                             COMBINED BALANCE SHEET
                                 (IN MILLIONS)

                                                               SEPTEMBER 30,
                                                              ----------------
                                                               1998      1997
                                                              ------    ------
                                    ASSETS

CURRENT ASSETS:
Cash........................................................  $   14    $   14
Receivables (less allowance for doubtful accounts: 1998, $9;
  1997, $10)................................................     167       223
Inventories, net............................................     201       223
Deferred income taxes.......................................     153        50
Assets held for disposal (see Note 3).......................      42        --
Other current assets........................................      10        11
                                                              ------    ------
          Total current assets..............................     587       521

PROPERTY, NET...............................................     713       802
INTANGIBLE ASSETS, NET......................................      53        87
OTHER ASSETS................................................      65        76
                                                              ------    ------
          TOTAL ASSETS......................................  $1,418    $1,486
                                                              ======    ======

                  LIABILITIES AND ROCKWELL'S NET INVESTMENT

CURRENT LIABILITIES:
Short-term debt.............................................  $   14    $   14
Accounts payable............................................     151       189
Accrued compensation and benefits...........................      37        49
Other current liabilities...................................     129        47
                                                              ------    ------
          Total current liabilities.........................     331       299
OTHER LIABILITIES AND CONTINGENCIES.........................      78        80
ROCKWELL'S NET INVESTMENT...................................   1,009     1,107
                                                              ------    ------
          TOTAL LIABILITIES AND ROCKWELL'S NET INVESTMENT...  $1,418    $1,486
                                                              ======    ======

                  See notes to combined financial statements.

                             SEMICONDUCTOR SYSTEMS

                        COMBINED STATEMENT OF OPERATIONS
                                 (IN MILLIONS)

                                                               YEAR ENDED SEPTEMBER 30,
                                                              --------------------------
                                                               1998      1997      1996
                                                              ------    ------    ------
Net sales...................................................  $1,200    $1,412    $1,470
Cost of sales...............................................     909       744       849
                                                              ------    ------    ------
GROSS MARGIN................................................     291       668       621
Research and development....................................     337       280       155
Selling, general and administrative.........................     251       191       150
Purchased research and development..........................      --        30       121
Special charges (see Note 3)................................     147        --        --
                                                              ------    ------    ------
OPERATING (LOSS) EARNINGS...................................    (444)      167       195
Other income, net...........................................      14        13         3
                                                              ------    ------    ------
(LOSS) INCOME BEFORE INCOME TAXES...........................    (430)      180       198
(Benefit) provision for income taxes........................    (168)       54       114
                                                              ------    ------    ------
          NET (LOSS) INCOME.................................  $ (262)   $  126    $   84
                                                              ======    ======    ======

                  See notes to combined financial statements.

                             SEMICONDUCTOR SYSTEMS

                        COMBINED STATEMENT OF CASH FLOWS
                                 (IN MILLIONS)

                                                               YEAR ENDED SEPTEMBER 30,
                                                              --------------------------
                                                               1998      1997      1996
                                                              ------    ------    ------
OPERATING ACTIVITIES
Net (loss) income...........................................  $(262)    $ 126     $  84
Adjustments to net (loss) income to arrive at cash provided
  by operating activities:
  Depreciation and amortization.............................    220       181       132
  Deferred income taxes.....................................   (109)       32       (89)
  Special charges (see Note 3)..............................    147        --        --
  Purchased research and development........................     --        30       121
  Changes in assets and liabilities, excluding effects of
     acquisitions:
     Receivables............................................     52       (27)      (54)
     Inventories............................................     21        66      (151)
     Accounts payable.......................................    (42)       11        95
     Other current liabilities..............................    171      (125)      146
     Other..................................................   (100)        2        31
                                                              -----     -----     -----

          CASH PROVIDED BY OPERATING ACTIVITIES.............     98       296       315
                                                              -----     -----     -----
INVESTING ACTIVITIES
Capital expenditures........................................   (270)     (317)     (380)
Acquisitions of businesses, net of cash acquired............     --       (65)     (254)
                                                              -----     -----     -----
          CASH USED FOR INVESTING ACTIVITIES................   (270)     (382)     (634)
                                                              -----     -----     -----

FINANCING ACTIVITIES
Decrease in short-term borrowings...........................     --        --       (11)
Payments of long-term debt..................................     --        --       (11)
Net transfers from Rockwell.................................    172        86       341
                                                              -----     -----     -----
          CASH PROVIDED BY FINANCING ACTIVITIES.............    172        86       319
                                                              -----     -----     -----

CHANGE IN CASH..............................................     --        --        --
CASH AT BEGINNING OF PERIOD.................................     14        14        14
                                                              -----     -----     -----
CASH AT END OF PERIOD.......................................  $  14     $  14     $  14
                                                              =====     =====     =====

                  See notes to combined financial statements.

                             SEMICONDUCTOR SYSTEMS

                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION

     On November 4, 1998, the Board of Directors of Rockwell International Corporation (Rockwell) approved the distribution (the Distribution) to Rockwell shareowners of all of the outstanding shares of common stock of Conexant Systems, Inc. (formerly named Rockwell Semiconductor Systems, Inc.) (the Company), a wholly-owned subsidiary of Rockwell, which after the Distribution will own Rockwell's semiconductor systems business (Semiconductor Systems). The shares of the Company will be distributed on a pro rata basis to the shareowners of Rockwell in a tax-free spin-off, with each Rockwell shareowner receiving one share of Company Common Stock (including an associated preferred share purchase right) for every two shares of Rockwell Common Stock owned on the record date for the Distribution. The Company will become a separately traded, publicly-held company. Prior to the Distribution, Rockwell will transfer to the Company those assets and liabilities of Semiconductor Systems not already owned by the Company, including the stock of certain subsidiaries, and the Company will transfer to Rockwell those assets and liabilities not constituting part of Semiconductor Systems, including all assets and liabilities of Rockwell's Electronic Commerce business. The Distribution, which is subject to satisfaction or waiver of several conditions, is expected to be completed on December 31, 1998. Rockwell has received a ruling from the Internal Revenue Service that the Distribution will be tax-free to its shareowners.

     Prior to the Distribution, the Company will distribute its wafer fabrication facilities in Colorado Springs, Colorado (and the related tax benefit) to Rockwell. In addition, prior to the Distribution, Rockwell will contribute $65 million in cash to the Company, which will be placed in an escrow account to be used to satisfy Semiconductor Systems' obligation with respect to the intellectual property litigation brought by Celeritas Technologies, Ltd. See
Note 17.

     The accompanying combined financial statements present the historical financial position, results of operations, and cash flows of Semiconductor Systems, as it had been operated by Rockwell for the periods presented (including the assets and liabilities related to the Colorado Springs, Colorado wafer fabrication facilities). The combined financial statements do not include the assets, liabilities, and results of operations of businesses to be retained by Rockwell. These financial statements are not necessarily indicative of what the financial position, results of operations, or cash flows would have been had Semiconductor Systems been an independent public company during the periods presented.

     The combined financial statements of Semiconductor Systems have been prepared in accordance with generally accepted accounting principles that require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates.

     Rockwell provides certain services to Semiconductor Systems' United States (U.S.) operations, including payroll and employee benefits administration, data processing and telecommunications services, and research and development activities. Rockwell also administers certain programs in which Semiconductor Systems' U.S. operations participate, including active medical and insurance programs. Costs for these services and programs are billed to Semiconductor Systems based on actual usage and are included in Semiconductor Systems' Combined Statement of Operations. These costs totaled $23 million, $19 million and $15 million in fiscal 1998, 1997, and 1996, respectively. Management believes that the methods of billing these costs are reasonable and that the costs charged to Semiconductor Systems are approximately those which would have been incurred on a stand-alone basis. The nature and term of services to be provided to the Company by Rockwell after the Distribution are subject to finalization of a transition agreement and are expected to include payroll and employee benefits administration, data processing, and certain research development activities. The cost of services to be billed by Rockwell will be approximately equal to the amounts billed in the historical financial statements. The transition agreement also will provide for continued occupancy by the Company through April 30, 1999 of the Colorado Springs, Colorado wafer fabrication

                             SEMICONDUCTOR SYSTEMS
facilities to be distributed to Rockwell prior to the Distribution, pursuant to an operating lease under which the Company will pay all costs of the facilities.

     Rockwell also provides management services to Semiconductor Systems, including corporate oversight, financial, legal, tax, corporate communications, and human resources. The costs of providing these services have been allocated to Semiconductor Systems based on sales in proportion to total Rockwell sales and are included in selling, general and administrative expense in the Combined Statement of Operations. These costs totaled $12 million, $11 million and $12 million in fiscal 1998, 1997 and 1996, respectively. Management believes that the method of allocating these costs to Semiconductor Systems is reasonable and the amount is approximately equal to the cost of providing these services on a stand-alone basis.

     Semiconductor Systems' U.S. and certain of its non-U.S. operations participate in Rockwell's centralized cash management systems which manage all of Semiconductor Systems' cash receipt and disbursement activities. Accordingly, the combined financial statements exclude debt and interest income and expense in countries with centralized cash management systems. Accounts payable includes $20 million and $14 million as of September 30, 1998 and 1997, respectively, related to outstanding checks drawn on U.S. centralized disbursement accounts. Semiconductor Systems has no financing or debt arrangements with Rockwell.

     In connection with the Distribution, Rockwell will transfer to the Company cash balances and an equal amount of short-term debt, expected to be approximately $14 million.

2.  ACCOUNTING POLICIES

  Basis of Combination

     The combined financial statements include all subsidiaries and businesses of Rockwell which relate to Semiconductor Systems. All significant accounts and transactions among Semiconductor Systems' locations have been eliminated. Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

     Intercompany accounts receivable and payable between Semiconductor Systems and Rockwell or its subsidiaries as of the date of the Distribution will be canceled or otherwise eliminated and, accordingly, have been reflected in Rockwell's net investment on the combined balance sheet.

  Inventories

     Inventories are stated at the lower of cost (using the average cost method) or market (determined on the basis of estimated realizable values). Management evaluates the need for lower of cost or market impairment reserves by comparing the total cost of inventories to total market value. Management determines excess and obsolete inventory reserves based on current inventory levels and projected usage for the following six month period.

  Property

     Property is stated at cost. Depreciation is based on estimated useful lives (50 years for buildings and 10 to 30 years for building improvements; 5 years for machinery and equipment; and the shorter of the remaining terms of the leases or the estimated economic useful lives of the improvements for land and leasehold improvements) using straight-line and double-declining methods. Significant renewals and betterments are capitalized and replaced units are written off. Maintenance and repairs, as well as renewals of a minor amount, are charged to expense.

  Intangible Assets

     Goodwill and other intangible assets generally result from business acquisitions. Semiconductor Systems accounts for business acquisitions by assigning the purchase price to tangible and intangible assets and

                             SEMICONDUCTOR SYSTEMS
liabilities, including research and development projects which have not yet reached technological feasibility and have no alternative future use (purchased research and development). Assets acquired and liabilities assumed are recorded at their fair values; the appraised value of purchased research and development is immediately charged to expense, and the excess of the purchase price over the amounts assigned is recorded as goodwill.

     Goodwill, patents, developed technology, and other intangibles are amortized on a straight-line basis over their estimated useful lives, ranging from 5 to 10 years.

  Impairment of Long-Lived Assets

     Semiconductor Systems reviews all long-lived assets for impairment when events or circumstances indicate that the carrying amount of a long-lived asset may not be recoverable, and for all assets to be disposed of. Long-lived assets held for use are reviewed for impairment by comparing undiscounted cash flows over remaining useful lives to net book value. When impairment is indicated for a long-lived asset, the amount of impairment loss is the excess of net book value over fair value.

  Revenue Recognition

     Generally, revenue is recognized when title to the product transfers. Certain of Semiconductor Systems' domestic distributors have the right to return all of Semiconductor Systems' products under certain circumstances. Revenue associated with shipments to those distributors is deferred and is recognized when the product is shipped to the ultimate customer. Gross revenue is reduced by accruals for estimated pricing and other return activity on product shipments based on historical experience.

  Environmental Matters

     Semiconductor Systems records accruals for environmental matters in the accounting period in which its responsibility is established and the cost to remediate can be reasonably estimated. At environmental sites in which more than one potentially responsible party has been identified, Semiconductor Systems records a liability for its allocable share of costs related to its involvement with the site as well as an allocable share of costs related to insolvent parties or unidentified shares. At environmental sites in which Semiconductor Systems is the only responsible party, Semiconductor Systems records a liability for the total estimated costs of remediation. Costs of future expenditures for environmental remediation obligations are recorded on an undiscounted basis. If recovery from insurers or other third parties is determined to be probable, Semiconductor Systems records a receivable for the estimated recovery.

     In 1998, Semiconductor Systems adopted American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) No. 96-1, "Environmental Remediation Liabilities." The effect of adoption of this SOP on the combined financial statements was not material.

  New Accounting Standards

     Effective October 1, 1997, Semiconductor Systems adopted AICPA SOP No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 requires the cost of purchased software and certain costs incurred in developing computer software for internal use to be capitalized and amortized over future periods. During fiscal 1998, Semiconductor Systems capitalized $4 million of such costs that would have been charged to expense under its previous accounting policy.

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), which is effective for fiscal 2000. SFAS 133 will require Semiconductor Systems to record all derivatives on the balance sheet at fair value. For derivatives that are hedges, changes in the fair value of derivatives will be offset

                             SEMICONDUCTOR SYSTEMS
by the change in fair value of the hedged assets, liabilities, or firm commitments. Management believes the impact of adopting this standard will not be material to the financial position or results of operations of Semiconductor Systems.

3.  SPECIAL CHARGES

     In the fourth quarter of 1998, Semiconductor Systems restructured its business and recorded special charges of $147 million ($90 million after tax). The special charges include an asset impairment of $103 million related to the closure and planned disposal of its wafer fabrication facilities in Colorado Springs, Colorado, $15 million for employee severance and voluntary early retirement program costs associated with an approximate 10 percent worldwide workforce reduction, $11 million related to intangible asset write-offs and $18 million for other actions including lease termination costs, contractual liabilities and other asset write-offs. These actions are expected to be substantially completed by the end of 1999 with cash expenditures of $15 million.

     The effect of the special charges on the combined balance sheet at September 30, 1998 is as follows (in millions):

Property, net...............................................  $103
Intangible assets, net......................................    11
Other assets................................................     4
Accrued compensation and benefits...........................     9
Other current liabilities...................................    14
Other liabilities and contingencies.........................     6
                                                              ----
Total.......................................................  $147
                                                              ====

     In connection with the restructuring, management decided to close and dispose of its wafer fabrication facilities in Colorado Springs, Colorado. The $103 million charge represents the excess of the carrying value of the long-lived assets of these facilities over their estimated fair value as determined by independent appraisal. These facilities will be distributed to Rockwell prior to the Distribution.

4.  ACQUISITIONS OF BUSINESSES

     In September 1996, Semiconductor Systems acquired Brooktree Corporation (Brooktree), a designer and supplier of mixed-signal integrated circuits for high-speed digital communications and media processing applications, for $254 million, net of cash acquired. The acquisition was accounted for as a purchase as of September 30, 1996 and the price allocation included $121 million (before and after tax) for purchased research and development which was immediately expensed, and $57 million for purchased intangibles, primarily developed technology, which is being amortized over 9 years.

     Semiconductor Systems acquired the Hi-Media broadband communications chipset business of ComStream Corporation (Hi-Media) for $42 million in cash. The acquisition was accounted for as a purchase as of May 31, 1997, and the price allocation included $30 million ($19 million after tax) for purchased research and development which was immediately expensed, and $18.5 million for intangible assets, including goodwill, which are being amortized on a straight-line basis over 10 years. Semiconductor Systems also acquired two other businesses in fiscal 1997 at a net cost of $22 million.

     The following unaudited pro forma schedule presents combined information for Semiconductor Systems, Brooktree and Hi-Media for the years ended September 30, 1997 and 1996 as if each of the acquisitions had

                             SEMICONDUCTOR SYSTEMS
taken place at the beginning of each period presented (the effects of the purchased research and development charges for Brooktree and Hi-Media are included in pro forma net income in the year of acquisition only):

                                                            YEAR ENDED
                                                          SEPTEMBER 30,
                                                         ----------------
                                                          1997      1996
                                                         ------    ------
                                                          (IN MILLIONS)
Net sales............................................    $1,447    $1,642
Net income...........................................       123        77

5.  INVENTORIES

     Inventories are summarized as follows (in millions):

                                                              SEPTEMBER 30,
                                                              --------------
                                                              1998     1997
                                                              -----    -----
Finished goods..............................................  $109     $ 69
Die bank....................................................    74       85
Work-in-process.............................................    88      105
Raw materials, parts, and supplies..........................    36       30
                                                              ----     ----
Inventories, gross..........................................   307      289
Reserves....................................................  (106)     (66)
                                                              ----     ----
Inventories, net............................................  $201     $223
                                                              ====     ====

     Die bank is work-in-process inventory that has completed all die processing operations and is stored in wafer form. Die bank inventory needs to be cut, packaged, assembled and tested to become finished goods.

     Reserves are primarily for excess and obsolete finished goods and die bank inventory. In the fourth quarter of 1998, Semiconductor Systems recorded a charge of $66 million, principally related to the write-off of certain PC modem inventory.

6.  PROPERTY

     Property is summarized as follows (in millions):

                                                              SEPTEMBER 30,
                                                            -----------------
                                                             1998       1997
                                                            ------     ------
Property at cost:
  Land....................................................  $   16     $   16
  Land and leasehold improvements.........................       6         10
  Buildings...............................................     305        261
  Machinery and equipment.................................     954        727
  Construction in progress................................     114        328
                                                            ------     ------
Total.....................................................   1,395      1,342
Less accumulated depreciation.............................    (682)      (540)
                                                            ------     ------
Property, net.............................................  $  713     $  802
                                                            ======     ======

     In September 1998, management decided to close and dispose of its wafer fabrication facilities in Colorado Springs, Colorado (see Note 3). The net book value of these facilities, which will be distributed to Rockwell prior to the Distribution, is set forth on the combined balance sheet as assets held for disposal as of

                             SEMICONDUCTOR SYSTEMS

September 30, 1998. The September 30, 1997 property balance includes $144 million related to these facilities.

7.  INTANGIBLE ASSETS

     Intangible assets are summarized as follows (in millions):

                                                              SEPTEMBER 30,
                                                              -------------
                                                              1998     1997
                                                              ----     ----
Developed technology and other..............................  $46      $ 49
Goodwill....................................................   18        36
Patents.....................................................    6        21
                                                              ---      ----
Total.......................................................   70       106
Less accumulated amortization...............................  (17)      (19)
                                                              ---      ----
Intangible assets, net......................................  $53      $ 87
                                                              ===      ====

8.  OTHER ASSETS

     Other assets are summarized as follows (in millions):

                                                              SEPTEMBER 30,
                                                              -------------
                                                              1998     1997
                                                              ----     ----
Deferred income taxes (see Note 14).........................  $48      $42
Investments.................................................   17       16
Other.......................................................   --       18
                                                              ---      ---
Other assets................................................  $65      $76
                                                              ===      ===

9.  OTHER CURRENT LIABILITIES

     Other current liabilities are summarized as follows (in millions):

                                                             SEPTEMBER 30,
                                                            ----------------
                                                            1998        1997
                                                            ----        ----
Accrued litigation -- Celeritas (see Note 17).............  $ 65        $--
Accrued restructuring.....................................    15         --
Accrued royalties and licenses............................    11         23
Accrued taxes other than income taxes.....................     8         10
Other.....................................................    30         14
                                                            ----        ---
Other current liabilities.................................  $129        $47
                                                            ====        ===

                             SEMICONDUCTOR SYSTEMS

10.  OTHER LIABILITIES AND CONTINGENCIES

     Other liabilities and contingencies are summarized as follows (in millions):

                                                              SEPTEMBER 30,
                                                              --------------
                                                              1998     1997
                                                              -----    -----
Accrued retirement benefits.................................   $36      $29
Environmental remediation costs.............................     9        4
Accrued litigation -- Celeritas (see Note 17)...............    --       30
Other.......................................................    33       17
                                                               ---      ---
                                                               $78      $80
                                                               ===      ===

11.  FINANCIAL INSTRUMENTS

     Semiconductor Systems' financial instruments include cash, short-term debt and foreign currency forward exchange contracts. As of September 30, 1998 and 1997, the carrying values of Semiconductor Systems' financial instruments approximated their fair values based on prevailing market prices and rates.

     It is the policy of Semiconductor Systems not to enter into derivative financial instruments for speculative purposes. Semiconductor Systems does enter into foreign currency forward exchange contracts to minimize risk of loss from currency rate fluctuations on foreign currency commitments entered into in the ordinary course of business. These commitments are generally for terms of less than one year. The foreign currency forward exchange contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. The notional amount of outstanding foreign currency forward exchange contracts by country is as follows (in millions):

                                                              SEPTEMBER 30,
                                                              --------------
                                                              1998     1997
                                                              -----    -----
Japan (Yen).................................................   $14      $--
United States (Dollars).....................................     3       19
The Netherlands (Guilders)..................................    --        9
                                                               ---      ---
                                                               $17      $28
                                                               ===      ===

     Semiconductor Systems does not anticipate any material adverse effect on its financial position relating to these foreign currency forward exchange contracts.

12.  RETIREMENT MEDICAL PLANS

     Semiconductor Systems has retirement medical plans which cover most of its U.S. and certain non-U.S. employees and provide for medical payments to eligible employees and dependents upon retirement.

     Retirement medical expense included in the combined statement of operations, consisting principally of interest accrued on the accumulated retirement medical obligation, was $3 million in 1998 and $2 million in each of 1997 and 1996.

                             SEMICONDUCTOR SYSTEMS

     The retirement medical obligation at September 30, 1998 and 1997 is comprised of the following (in millions):

                                                              SEPTEMBER 30,
                                                              -------------
                                                              1998     1997
                                                              -----    ----
Accumulated retirement medical obligation:
  Retirees..................................................  $  14    $ 17
  Employees eligible to retire..............................      2       4
  Employees not eligible to retire..........................      5       9
                                                              -----    ----
          Total.............................................     21      30
Unamortized amounts:
  Plan amendments...........................................     18       3
  Actuarial losses..........................................     (8)     (3)
                                                              -----    ----
Recorded liability..........................................  $  31    $ 30
                                                              =====    ====
Assumptions used (June 30 measurement date):
  Discount rate.............................................   6.75%    7.5%
  Health care cost trend rate (decreasing to 5.5% after
     2015)..................................................    7.0%    8.0%

     In 1998, Semiconductor Systems announced to its current and former U.S. employees that it will be changing its active and retiree medical plans. The changes included one common plan for all active employees and retirees and increased employee and retiree cost sharing. Semiconductor Systems also announced that it will discontinue offering retiree medical coverage to all active salaried employees as of December 31, 1998. Unamortized amounts related to these and other plan amendments at September 30, 1998 reflect the accumulated cost reduction of the retirement benefit obligation.

     Increasing the health care cost trend rate by one percentage point would increase the accumulated retirement medical obligation at September 30, 1998 by approximately $1 million and would not significantly increase retirement medical expense.

13.  RETIREMENT PENSION PLANS

     Semiconductor Systems participates in a Rockwell pension plan (the Rockwell Pension Plan), which provides for monthly pension payments to eligible U.S. employees upon retirement. Pension benefits for U.S. salaried employees are based on years of credited service and compensation. Pension benefits for U.S. hourly employees are based on years of service and specified benefit amounts.

     In connection with the Distribution, Rockwell will retain the obligation for vested benefits earned by Semiconductor Systems participants in the Rockwell Pension Plan and all related assets. For U.S. employees that are members of Local 2295 of the International Brotherhood of Electrical Workers Union ("U.S. Hourly Employees"), Semiconductor Systems will establish a pension plan with substantially similar benefits and which credits these employees for service earned with Rockwell. The benefits payable under this Semiconductor Systems' plan will be equal to the difference between the total benefit earned with both companies and the vested benefit obligation retained by Rockwell. Accordingly, the balance sheet includes a liability for the pension obligations related to U.S. Hourly Employees equal to the excess of the projected benefit obligation over the vested benefit obligation retained by Rockwell. Semiconductor Systems will not establish a pension plan for U.S. salaried and certain hourly employees and, accordingly, no pension liability related to these employees has been included in the combined balance sheet.

     In connection with the restructuring plan announced in September 1998, Semiconductor Systems offered a voluntary early retirement program (VERP) to certain salaried employees. Pension benefits under the VERP will be paid from a newly established pension plan (the VERP Plan) of Semiconductor Systems. Benefits payable under the VERP Plan will be equal to the excess of the total early retirement pension benefit

                             SEMICONDUCTOR SYSTEMS
over the vested benefit obligation retained by Rockwell. Eligible employees could accept the VERP through November 2, 1998. Special charges include $6 million for costs associated with employees who accepted the VERP on or before September 30, 1998, and Semiconductor Systems anticipates an additional charge in the first quarter of fiscal 1999 for costs associated with the employees who accept the VERP after September 30, 1998.

     Non-U.S. pension plans which relate solely to employees and retirees of Semiconductor Systems will be assumed by Semiconductor Systems.

     Net pension expense included in the combined statement of operations, consisting principally of service cost for benefits earned during the year and the cost of benefits related to the VERP in 1998, was $14 million in 1998 and $6 million in both 1997 and 1996. At each of September 30, 1998 and 1997, the projected benefit obligation and the accrued liability included in the combined balance sheet related to the pension obligations to be assumed by Semiconductor Systems totaled $7 million and $1 million, respectively. There were no plan assets at September 30, 1998 and 1997.

     Assumptions (using a June 30 measurement date) include a 7.75% discount rate and a 4.5% compensation increase rate for both periods presented.

     Semiconductor Systems also participates in certain Rockwell defined contribution savings plans for eligible employees. Expense related to these plans was $7 million for 1998 and $4 million in both 1997 and 1996.

14.  INCOME TAXES

     Most of Semiconductor Systems' operations are included in the consolidated or combined income tax returns of Rockwell. Rockwell intends to indemnify Semiconductor Systems for all income tax liabilities and retain rights to all tax refunds relating to operations included in consolidated or combined tax returns for periods through the date of the Distribution. Accordingly, the combined balance sheet does not include current or prior period income tax receivables or payables related to wholly-owned subsidiaries which file on a consolidated or combined basis with Rockwell. The income tax provisions included in the combined statement of operations have been determined as if Semiconductor Systems were a separate taxpayer.

     The components of the (benefit) provision for income taxes are summarized as follows (in millions):

                                                       YEAR ENDED SEPTEMBER 30,
                                                       ------------------------
                                                        1998     1997     1996
                                                       ------    -----    -----
Current tax (benefit) provision:
  United States......................................  $ (66)     $12     $162
  Foreign............................................      5        7        9
  State and local....................................      2        3       32
                                                       -----      ---     ----
          Total current tax (benefit) provision......    (59)      22      203
                                                       -----      ---     ----
Deferred tax (benefit) provision:
  United States......................................    (94)      25      (76)
  State and local....................................    (15)       7      (13)
                                                       -----      ---     ----
          Total deferred tax (benefit) provision.....   (109)      32      (89)
                                                       -----      ---     ----
(Benefit) provision for income taxes.................  $(168)     $54     $114
                                                       =====      ===     ====

                             SEMICONDUCTOR SYSTEMS

     Current deferred income tax benefits included in the combined balance sheet at September 30, 1998 and 1997 consist of the tax effects of temporary differences related to the following (in millions):

                                                              SEPTEMBER 30,
                                                              --------------
                                                              1998     1997
                                                              -----    -----
Accrued compensation and benefits...........................  $ 11      $ 6
Inventories.................................................    48       31
Assets held for disposal....................................    36       --
Allowance for doubtful accounts.............................     3        4
Accrued royalties and licenses..............................    26        2
Other, net..................................................    29        7
                                                              ----      ---
Current deferred income taxes...............................  $153      $50
                                                              ====      ===

     Deferred income tax benefits included in Other Assets in the combined balance sheet at September 30, 1998 and 1997 consist of the tax effects of temporary differences related to the following (in millions):

                                                              SEPTEMBER 30,
                                                              --------------
                                                              1998     1997
                                                              -----    -----
Property....................................................  $ 24     $ 21
Retirement benefits.........................................    11       12
Accrued royalties and licenses..............................     9       16
Intangible assets...........................................    (4)     (11)
Other, net..................................................     8        4
                                                              ----     ----
Long-term deferred income taxes (see Note 8)................  $ 48     $ 42
                                                              ====     ====

     Management believes it is more likely than not that current and long-term deferred tax benefits will reduce future income tax payments. Significant factors considered by management in its determination of the probability of the realization of the deferred tax benefits included: (a) the historical operating results of Semiconductor Systems, (b) expectations of future earnings, and (c) available tax planning strategies.

     Semiconductor Systems' effective tax rate was different from the U.S. statutory rate for the reasons set forth below:

                                                       YEAR ENDED SEPTEMBER 30,
                                                       -------------------------
                                                       1998      1997      1996
                                                       -----     -----     -----
Statutory tax rate...................................  35.0%     35.0%     35.0%
State and local income taxes.........................   1.8       3.4       3.8
Foreign income taxes.................................   0.2       0.8       1.0
Foreign sales corporation............................   0.2      (7.8)     (6.1)
Research and experimentation credits.................   2.2      (1.7)       --
Purchased research and development...................    --        --      23.8
Other................................................  (0.3)      0.3       0.1
                                                       ----      ----      ----
Effective tax rate...................................  39.1%     30.0%     57.6%
                                                       ====      ====      ====

                             SEMICONDUCTOR SYSTEMS

     The income tax (benefit) provision was calculated based upon the following components of (loss) income before income taxes (in millions):

                                                   YEAR ENDED SEPTEMBER 30,
                                                   -------------------------
                                                   1998       1997      1996
                                                   -----      ----      ----
United States (loss) income......................  $(444)     $162      $179
Foreign income...................................     14        18        19
                                                   -----      ----      ----
Total............................................  $(430)     $180      $198
                                                   =====      ====      ====

     No provision has been made for U.S., state, or additional foreign income taxes related to approximately $12 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested.

15.  ROCKWELL'S NET INVESTMENT

     Changes in Rockwell's net investment are summarized as follows (in millions):

                                                     YEAR ENDED SEPTEMBER 30,
                                                     ------------------------
                                                      1998      1997     1996
                                                     ------    ------    ----
Beginning balance..................................  $1,107    $  899    $478
Net (loss) income..................................    (262)      126      84
Net transfers from Rockwell........................     172        86     341
Currency translation loss..........................      (8)       (4)     (4)
                                                     ------    ------    ----
Ending balance.....................................  $1,009    $1,107    $899
                                                     ======    ======    ====

     The cumulative deferred currency translation (loss) gain was $(11) million, $(3) million, and $1 million as of September 30, 1998, 1997, and 1996, respectively.

16.  SUPPLEMENTAL FINANCIAL INFORMATION

                                                         YEAR ENDED SEPTEMBER 30,
                                                        --------------------------
                                                         1998      1997      1996
                                                        ------    ------    ------
                                                              (IN MILLIONS)
Statement of operations data:
  Depreciation expense................................   $206      $167      $126
  Maintenance and repairs.............................     63        74        64
  Rental expense......................................     17        12         6
Statement of cash flows data:
  Income tax payments.................................      3        10         6

     Minimum future rental commitments under operating leases having non-cancelable lease terms in excess of one year aggregated $40 million as of September 30, 1998 and are payable as follows (in millions): 1999, $9; 2000, $7; 2001, $6; 2002, $5; 2003, $5; and thereafter, $8.

17.  CONTINGENT LIABILITIES

     Compliance with federal, state and local environmental requirements and resolution of environmental claims have been accomplished without material effect on Semiconductor Systems' liquidity and capital resources, competitive position, or financial statements.

                             SEMICONDUCTOR SYSTEMS

     Based on its assessment, management believes that Semiconductor Systems' expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on Semiconductor Systems' liquidity and capital resources, competitive position, or financial statements. Management cannot assess the possible effect of compliance with future requirements.


     Semiconductor Systems has been designated as a potentially responsible party (PRP) at one Superfund site located at a former silicon wafer manufacturing facility and steel fabrication plant in Parker Ford, Pennsylvania formerly occupied by Semiconductor Systems. The site was also formerly occupied by Recticon Corporation and Allied Steel Products Corporation, each also named as a PRP and each of which is insolvent. The remediation plan for the site includes installation of a public water supply line and a groundwater pump and treat system, as well as routine groundwater sampling. As each PRP is jointly and severally liable, the Company has accrued $4 million as of September 30, 1998 related to this matter, which represents the total estimated costs of remediation. In addition, the Company is engaged in two other remediations of groundwater contaminations at its Newport Beach and Newbury Park, California facilities. The Company has accrued $5 million as of September 30, 1998 related to these matters.


     Claims have been asserted against Semiconductor Systems for utilizing the intellectual property rights of others in certain of Semiconductor Systems' products. The resolution of these matters may result in the negotiation of a license agreement, a settlement or the resolution of such claims through arbitration or litigation. Semiconductor Systems accrues the estimated cost of the ultimate resolution of these matters.

     In September 1995, Celeritas Technologies, Ltd. filed suit against Rockwell for patent infringement, misappropriation of trade secrets, and breach of contract relating to cellular telephone data transmission technology utilized in certain modem products produced by Semiconductor Systems. In July 1997, the court entered a judgment awarding damages of $57 million, plus interest. On July 20, 1998, the U.S. Court of Appeals for the Federal Circuit affirmed the trial court's judgment based on breach of contract. The Company continues to believe the judgment is in error and intends to file a petition for certiorari with the U.S. Supreme Court. Semiconductor Systems recorded an additional charge of $35 million in the fourth quarter of fiscal 1998 related to this matter to increase its reserve at September 30, 1998 to approximately $65 million. Prior to the Distribution, Rockwell will contribute $65 million in cash to the Company, which will be placed in an escrow account to be used to satisfy Semiconductor Systems' obligation with respect to this matter.

     Various other lawsuits, claims and proceedings have been or may be instituted or asserted against Semiconductor Systems relating to the conduct of its business, including those pertaining to product liability, safety and health and employment matters. Although the outcome of litigation cannot be predicted with certainty and some lawsuits, claims, or proceedings may be disposed of unfavorably to Semiconductor Systems, management believes the disposition of matters which are pending or asserted will not have a material adverse effect on Semiconductor Systems' financial statements.

     The Company will assume all contingent liabilities (including those in respect of intellectual property and environmental matters) related to current and former operations of Semiconductor Systems.

18.  GEOGRAPHIC SEGMENT INFORMATION

     Semiconductor Systems operates in one industry segment which is engaged in research, development, and manufacture of semiconductor products and systems for communications electronics markets such as personal computers, personal imaging devices, wireless communications products, network access devices, and digital information and entertainment products.

                             SEMICONDUCTOR SYSTEMS

  Sales by Geographic Area of Origin

                                                    YEAR ENDED SEPTEMBER 30,
                                                   --------------------------
                                                    1998      1997      1996
                                                   ------    ------    ------
                                                         (IN MILLIONS)
United States....................................  $1,178    $1,359    $1,443
Europe...........................................     148       131       145
Asia-Pacific.....................................     100       168       138
Other............................................      38        28        28
Eliminations.....................................    (264)     (274)     (284)
                                                   ------    ------    ------
     Total Sales.................................  $1,200    $1,412    $1,470
                                                   ======    ======    ======

     United States sales include export sales to unaffiliated customers of $530 million, $517 million, and $434 million in fiscal 1998, 1997, and 1996, respectively. Substantially all export sales are to the Asia-Pacific region.

  (Loss) Earnings by Geographic Area

                                                      YEAR ENDED SEPTEMBER 30,
                                                      -------------------------
                                                       1998     1997      1996
                                                      ------    -----    ------
                                                            (IN MILLIONS)
United States.......................................  $(310)    $151     $ 178
Europe..............................................      6        3         6
Asia-Pacific........................................      5       11         9
Other...............................................      2        2         2
Special charges.....................................   (147)      --        --
                                                      -----     ----     -----
Operating (loss) earnings...........................   (444)     167       195
Other income, net...................................     14       13         3
(Benefit) provision for income taxes................   (168)      54       114
                                                      -----     ----     -----
     Net (loss) income..............................  $(262)    $126     $  84
                                                      =====     ====     =====

     In 1998, the special charges relate to the geographic areas as follows:
United States, $142 million; Europe, $3 million; Asia-Pacific, $2 million. Included within United States earnings are pre-tax charges for the write-off of purchased research and development in connection with the fiscal 1997 Hi-Media acquisition and the fiscal 1996 Brooktree acquisition of $30 million and $121 million, respectively.

  Identifiable Assets by Geographic Area

                                                         SEPTEMBER 30,
                                                   --------------------------
                                                    1998      1997      1996
                                                   ------    ------    ------
                                                         (IN MILLIONS)
United States....................................  $1,331    $1,375    $1,251
Europe...........................................      25        32        25
Asia-Pacific.....................................      40        63        93
Other............................................      22        16        14
                                                   ------    ------    ------
     Total.......................................  $1,418    $1,486    $1,383
                                                   ======    ======    ======

                             SEMICONDUCTOR SYSTEMS

19.  QUARTERLY FINANCIAL INFORMATION (UNAUDITED) (IN MILLIONS)

                                                            1998 FISCAL QUARTERS
                                                     ----------------------------------
                                                     FIRST    SECOND    THIRD    FOURTH     1998
                                                     -----    ------    -----    ------    ------
Sales..............................................  $383      $275     $278      $264     $1,200
Cost of sales......................................   208       158      190       353        909
Special charges (see Note 3).......................    --        --       --       147        147
Net income (loss)..................................    21       (16)     (33)     (234)      (262)

                                                            1997 FISCAL QUARTERS
                                                     ----------------------------------
                                                     FIRST    SECOND    THIRD    FOURTH     1997
                                                     -----    ------    -----    ------    ------
Sales..............................................  $388      $334     $321      $369     $1,412
Cost of sales......................................   199       169      173       203        744
Net income.........................................    56        50        4        16        126

     Third quarter fiscal 1997 net income includes a $30 million charge ($19 million after tax) for the write-off of purchased research and development in connection with the acquisition of Hi-Media.

                                  SCHEDULE II
                             SEMICONDUCTOR SYSTEMS

                       VALUATION AND QUALIFYING ACCOUNTS
             FOR THE YEARS ENDED SEPTEMBER 30, 1996, 1997 AND 1998
                                 (IN MILLIONS)

                                           BALANCE AT    NET CHARGE (CREDIT)                  BALANCE AT
                                           BEGINNING        TO COSTS AND                        END OF
DESCRIPTION                                 OF YEAR           EXPENSES          DEDUCTIONS       YEAR
-----------                                ----------    -------------------    ----------    ----------
Year ended September 30, 1996
  Allowance for doubtful accounts........     $12                $15               $ 2(a)        $ 25
  Inventory reserves.....................      28                 75                15(b)          88
Year ended September 30, 1997
  Allowance for doubtful accounts........      25                 (9)                6(a)          10
  Inventory reserves.....................      88                 (2)               20(b)          66
Year ended September 30, 1998
  Allowance for doubtful accounts........      10                  3                 4(a)           9
  Inventory reserves.....................      66                 67                27(b)         106

---------------
(a) Primarily uncollectible accounts written off during the year.

(b) Inventory disposed of during the year.

                                [CONEXANT LOGO]

                                    PART II

               INFORMATION NOT INCLUDED IN INFORMATION STATEMENT


EXHIBIT
  NO.                             DESCRIPTION
-------                           -----------
    *2    Form of Distribution Agreement
  *3.1    Certificate of Incorporation of the Company
  *3.2    By-Laws of the Company
  *4.1    Form of Restated Certificate of Incorporation of the Company
  *4.2    Form of Amended By-Laws of the Company
  *4.3    Specimen certificate for Company Common Stock, par value $1 per share
  *4.4    Form of Rights Agreement by and between the Company and the rights agent named therein
 *10.1    Form of Conexant Systems, Inc. 1999 Long-Term Incentives
          Plan
 *10.2    Form of Conexant Systems, Inc. Directors Stock Plan
 *10.3    Form of Employee Matters Agreement
 *10.4    Form of Tax Allocation Agreement
 *10.6    Form of Conexant Systems, Inc. 1998 Stock Option Plan
  10.7    Form of Employment Agreement to be entered into between the
          Company and certain executives of the Company
   *21    Subsidiaries of the Company
   *27    Financial Data Schedule


---------------

 * Previously filed

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          CONEXANT SYSTEMS, INC.

                                          By:     /s/ Dwight W. Decker
                                            ------------------------------------
                                              Name: Dwight W. Decker
                                              Title:   Chairman and Chief
                                                       Executive Officer







Date: December 1, 1998

                               INDEX TO EXHIBITS


EXHIBIT
  NO.                             DESCRIPTION                           PAGE
-------                           -----------                           ----
    *2    Form of Distribution Agreement
  *3.1    Certificate of Incorporation of the Company
  *3.2    By-Laws of the Company
  *4.1    Form of Restated Certificate of Incorporation of the Company
  *4.2    Form of Amended By-Laws of the Company
  *4.3    Specimen certificate for Company Common Stock, par value $1 per share
  *4.4    Form of Rights Agreement by and between the Company and the rights agent named therein
 *10.1    Form of Conexant Systems, Inc. 1999 Long-Term Incentives
          Plan
 *10.2    Form of Conexant Systems, Inc. Directors Stock Plan
 *10.3    Form of Employee Matters Agreement
 *10.4    Form of Tax Allocation Agreement
 *10.6    Form of Conexant Systems, Inc. 1998 Stock Option Plan
  10.7    Form of Employment Agreement to be entered into between the
          Company and certain executives of the Company
   *21    Subsidiaries of the Company
   *27    Financial Data Schedule


---------------

 * Previously filed